UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934
August 1, 2011
Commission File Number: 1-15174
Siemens Aktiengesellschaft
(Translation of registrant’s name into English)
Wittelsbacherplatz 2
D-80333 Munich
Federal Republic of Germany
(Address of principal executive offices)
Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.
Form 20-F ☑ Form 40-F ☐
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
Yes ☐ No ☑
Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
Yes ☐ No ☑
Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.
Yes ☐ No ☑
If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-

Introduction
     Siemens AG’s Interim Report for the Siemens Group complies with the applicable legal requirements of the German Securities Trading Act (Wertpapierhandelsgesetz — WpHG) regarding quarterly financial reports, and comprises Condensed Interim Consolidated Financial Statements and an Interim group management report in accordance with § 37x (3) WpHG. The Condensed Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Condensed Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB. This Interim Report should be read in conjunction with our Annual Report for fiscal 2010, which includes a detailed analysis of our operations and activities.
     Due to rounding, numbers presented throughout this and other documents may not add up precisely to the totals provided and percentages may not precisely reflect the absolute figures.

Key figures Q3 and first nine months of fiscal 20111,2
(unaudited, in millions of €, except where otherwise stated)

Volume
			% Change		1st nine months		% Change
	Q3 2011	Q3 2010	Actual	Adjusted[3]	2011	2010	Actual	Adjusted[3]
Continuing operations
New orders	22,937	19,179	20%	25%	64,425	52,466	23%	22%
Revenue	17,844	17,425	2%	8%	53,164	49,575	7%	7%

Earnings

			% Change		1st nine months		% Change
	Q3 2011	Q3 2010			2011	2010
Total Sectors
Adjusted EBITDA	2,276	2,541	(10)%		7,432	7,192	3%
Total Sectors Profit[8]	1,144	2,067	(45)%		6,927	5,882	18%
in % of revenue (Total Sectors)	6.5%	12.0%			13.1%	12.0%
Continuing operations
Adjusted EBITDA	2,319	2,667	(13)%		8,018	7,756	3%
Income from continuing operations	763	1,428	(47)%		5,783	4,304	34%
Basic earnings per share (in €)[4]	0.83	1.62	(49)%		6.48	4.86	33%
Continuing and discontinued operations[5]
Net income	501	1,435	(65)%		5,090	4,464	14%
Basic earnings per share (in €)[4]	0.53	1.62	(67)%		5.70	5.03	13%

Capital efficiency

					1st nine months		1st nine months
	Q3 2011		Q3 2010		2011		2010
Continuing operations
Return on capital employed (ROCE) (adjusted)	11.3%		17.0%		26.0%		17.6%
Continuing and discontinued operations[5]
Return on capital employed (ROCE) (adjusted)	7.2%		17.1%		22.2%		18.3%

Cash performance

					1st nine months		1st nine months
	Q3 2011		Q3 2010		2011		2010
Continuing operations
Free cash flow	992		2,088		2,405		4,112
Cash conversion rate	1.30		1.46		0.42		0.96
Continuing and discontinued operations[5]
Free cash flow	861		2,129		1,727		4,058
Cash conversion rate	1.72		1.48		0.34		0.91

Liquidity and capital structure

	June 30, 2011				September 30, 2010
Cash and cash equivalents	13,006				14,108
Total equity (shareholders of Siemens AG)	30,992				28,346
Net debt	5,731				5,560
Adjusted industrial net debt	243				2,189

Employees — in thousands

	June 30, 2011				September 30, 2010
	Continuing				Continuing
	operations		Total[6]		operations		Total[6]
Employees		353	421			336	405
Germany		114	131			110	128
Outside Germany		239	290			225	277

1	New orders and order backlog; adjusted or organic growth rates of Revenue and new orders; book-to-bill ratio; Total Sectors Profit; ROE (after tax); ROCE (adjusted); Free cash flow; cash conversion rate; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effect from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on our Investor Relations website under www.siemens.com/nonGAAP.

2	April 1, 2011 — June 30, 2011 and October 1, 2010 — June 30, 2011.

3	Adjusted for portfolio and currency translation effects.

4	Earnings per share — attributable to shareholders of Siemens AG. For fiscal 2011 and 2010 weighted average shares outstanding (basic) (in thousands) for the third quarter amounted to 873,911 and 868,863 respectively and for the first nine months to 872,755 and 867,890 shares respectively.

5	Discontinued operations primarily consist of OSRAM, Siemens IT Solutions and Services and Siemens’ former Com activities, comprising carrier networks, enterprise networks and mobile devices activities.

6	Continuing and discontinued operations.

7	Calculated by dividing adjusted industrial net debt as of June 30, 2011 and 2010 by annualized adjusted EBITDA.

8	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items are allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

Interim group management report
Overview of financial results for the third quarter of fiscal 2011
(Three months ended June 30, 2011)
•	Orders climbed 20%, to €22.937 billion, and the order backlog reached a new high of €96 billion. Orders were up 25% on an organic basis, excluding currency translation and portfolio effects.

•	Revenue rose 2%, to €17.844 billion, with increases in all regions driven by emerging market growth. Organic revenue grew 8% compared to the prior-year period.

•	Total Sectors profit was €1.144 billion, including strong profit growth in Industry and burdens on profit of €682 million related to an arbitration decision and €381 million related to particle therapy projects.

•	Income from continuing operations was €763 million and corresponding basic EPS was €0.83.

•	Free cash flow from continuing operations was €992 million, down from €2.088 billion in the prior-year period due in part to a build-up of net working capital associated with growth.
     Management’s perspective on third-quarter results. We continued to grow in the third quarter and believe that we are on track to reach our targets for fiscal 2011. New orders again rose sharply, driven by a large order at Mobility. We are vigorously tackling operating challenges. Our markets are still robust, although risks are tending to increase in the global economic environment.
     Strong order intake lifts backlog to new high. Orders climbed 20% compared to the third quarter a year ago, led by a €3.7 billion contract for trains in Germany. This helped lift the order backlog (defined as the sum of order backlogs of our Sectors) to a new high of €96 billion at the end of the quarter. Third-quarter revenue rose 2% year-over-year. Currency translation effects took 5 percentage points from reported growth in both orders and revenue for the quarter. Currency translation effects had a particularly strong influence on reported results including for the U.S., India and China. On an organic basis, excluding portfolio effects along with currency translation effects, orders increased 25% and revenue rose 8% year-over-year. The book-to-bill ratio for Siemens overall was 1.29.
     Rolling stock contract drives order growth. The large order for trains noted above helped lift Industry orders by more than 50% compared to the same period a year ago. Energy orders were nearly level year-over-year. Healthcare orders for the third quarter declined in a challenging environment. On a geographic basis, substantial order growth came from the region comprising Europe, the Commonwealth of Independent States (C.I.S.), Africa and the Middle East, due to the trains order mentioned above, and from the reporting region Asia, Australia, including double-digit increases in China and India. On a global basis, orders in emerging markets grew 5% compared to the prior-year period and accounted for €6.378 billion or 28% of total orders for the quarter. On an organic basis, third-quarter emerging market orders were up 12% year-over-year.

New orders (in millions of €)

Siemens
Industry Sector[1]
Energy Sector[1]
Healthcare Sector[1]
20%
54%
0%
(7)%
22,937
19,179
11,806
7,657
8,027
8,061
3,016
3,260
Q3 2011
Q3 2010

1 Includes intersegment orders.

     Revenue rises in all regions, led by emerging markets. Third-quarter revenue rose in Industry, including double-digit increases at Drive Technologies and Industry Automation, and in Energy, including double-digit increases at Fossil Power Generation and Oil & Gas. Reported revenue in Healthcare came in lower compared to the prior-year period due primarily to strong negative currency translation effects and a significant revenue reduction effect related to particle therapy projects. On a geographic basis, demand in emerging markets took revenue higher in all regions. Revenue in emerging markets globally grew faster than revenue overall, at 8% for the quarter, and accounted for €5.897 billion, or 33%, of total revenue for the quarter. On an organic basis, third-quarter emerging market revenue was up 14% year-over-year.

Revenue (in millions of €)

Siemens
Industry Sector[1]
Energy Sector[1]
Healthcare Sector[1]
2%
7%
5%
(9)%
17,844
17,425
8,082
7,570
6,776
6,462
2,858
3,152
Q3 2011
Q3 2010

1 Includes intersegment revenue.

     Total Sectors profit burdened by impacts in Energy and Healthcare. Total Sectors profit in the third quarter came in at €1.144 billion, down from €2.067 billion in the same period a year earlier due to substantial profit impacts affecting the Energy and Healthcare Sectors. Following Siemens’ previous decision to exit its nuclear power joint venture with Areva S.A., an adverse arbitration decision resulted in a payment to Areva. This had an associated profit impact of a negative €682 million within the Fossil Power Generation Division. Profit in Healthcare included €381 million in negative impacts resulting from a reevaluation of the commercial feasibility of particle therapy for general patient treatment.
     Industry increased its third-quarter profit 23% year-over-year, to €872 million. While the Energy Sector delivered another strong operating performance, the negative impact related to the arbitration decision mentioned above held third-quarter profit to €263 million, down from €875 million a year earlier. Similarly, Healthcare’s reported profit was €8 million, primarily due to the profit impacts mentioned above. For comparison, Healthcare profit of €482 million in the third quarter a year earlier benefited from a €40 million effect related to a joint venture.

Profit Sectors (in millions of €)
Total Sectors Profit
Industry Sector
Energy Sector
Healthcare Sector
(45)%
23%
(70)%
(98)%
1,144
2,067
872
710
263
875
8
482
Q3 2011
Q3 2010

     Total Sectors profit takes income down. Income from continuing operations was €763 million, down from €1.428 billion a year earlier. Corresponding basic earnings per share (EPS) were €0.83 compared to €1.62 a year earlier. These declines were due largely to the profit impacts discussed above for Total Sectors profit. Net income in the current quarter declined to €501 million from €1.435 billion in the same period a year earlier. Corresponding third-quarter EPS decreased to €0.53 from €1.62 a year earlier.
     Within net income, discontinued operations swung to a loss of €262 million from income of €7 million in the prior-year period. The largest factor was a loss of €305 million attributable to Siemens IT Solutions and Services. In the prior-year period, the result within discontinued operations related to Siemens IT Solutions and Services was a loss of €62 million (for more information see “Portfolio activities” below). Income from discontinued operations related to OSRAM was €56 million in the third quarter, down from €74 million in the same period a year earlier. On a slight increase in revenue year-over-year, OSRAM’s operating results declined substantially due to a combination of factors, including higher costs for raw materials and pricing pressure. A positive effect from cessation of depreciation and amortization resulting from classifying OSRAM as discontinued operations more than offset expenses for legal matters.

Income and Profit (in millions of €)

Total Sectors Profit
Income from continuing operations
Net income
(45)%
(47)%
(65)%
1,144
2,067
763
1,428
501
1,435
Q3 2011
Q3 2010

     Growth in net working capital lowers Free cash flow. Free cash flow from continuing operations came in at €992 million, down from €2.088 billion in the prior-year period. The change was due primarily to a build-up of net working capital in the Sectors associated with growth, including a build-up of inventories. Free cash flow from discontinued operations was a negative €131 million compared to a positive €41 million in the prior-year quarter. Free cash flow came in lower at OSRAM and Siemens IT Solutions and Services, including payments related to carve-out activities and personnel-related matters in connection with establishing Siemens IT Solutions and Services as a separate legal group. The Free cash flow measure does not include certain cash outflows that occurred in the third quarter. Among these were a payment of €1.0 billion related to a previously disclosed purchase of additional shares in Siemens Ltd. in India, and a payment of €0.7 billion related to the arbitration decision as mentioned earlier.

Free cash flow (in millions of €)

Total Sectors
Continuing operations
Continuing and dis-
continued operations
(40)%
(52)%
(60)%
1,553
2,584
992
2,088
861
2,129
Q3 2011
Q3 2010

     ROCE declines on lower income from continuing operations. On a continuing basis, ROCE (adjusted) declined to 11.3% in the third quarter from 17.0% a year earlier. The decrease was due to lower income from continuing operations compared to the prior-year period driven by the negative profit impacts associated with the arbitration decision and particle therapy projects mentioned earlier. These effects were only partly offset by a reduction in average capital employed compared to the prior-year period.
     Pension underfunding remains near level of second quarter. The estimated underfunding of Siemens’ pension plans as of June 30, 2011, amounted to approximately €5.4 billion, compared to an underfunding of approximately €5.3 billion at the end of the second quarter. Employer contributions and a positive actual return on plan assets nearly offset an increase in Siemens’ defined benefit obligation (DBO). The DBO rose due to a small decrease in the discount rate assumption as of June 30, 2011 and accrued service and interest costs. As of September 30, 2010, pension plan underfunding amounted to €7.4 billion.

Results of Siemens
Results of Siemens — Three months ended June 30, 2011
     The following discussion presents selected information for Siemens for the third quarter of fiscal 2011:
     Orders and revenue
     Orders climbed to €22.937 billion, up 20% from the third quarter a year earlier, driven by a large contract win for trains in the Industry Sector. Revenue rose 2% to €17.844 billion, including growth in all three reporting regions. Currency translation effects took 5 percentage points from reported growth in both orders and revenue for the quarter. On an organic basis, excluding the net effect of currency translation and portfolio transactions, orders rose 25% and revenue was up 8% compared to the prior-year quarter. The combined book-to-bill ratio for the Sectors and Siemens overall was 1.29. The order backlog climbed to €96 billion as of June 30, 2011.

	New orders (location of customer)
	Three months
	ended June 30,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Europe, C.I.S.(2), Africa, Middle East	13,417	10,153	32%	34%	(1)%	(1)%
therein Germany	6,187	3,109	99%	99%	0%	0%
Americas	5,330	5,848	(9)%	1%	(10)%	0%
therein U.S.	3,906	4,190	(7)%	6%	(13)%	0%
Asia, Australia	4,189	3,178	32%	39%	(5)%	(2)%
therein China	1,620	1,374	18%	29%	(7)%	(4)%
therein India	621	505	23%	31%	(8)%	0%
Siemens	22,937	19,179	20%	25%	(5)%	(1)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.
     Orders related to external customers rose 20% in the third quarter of fiscal 2011, due to order growth of more than 50% in the Industry Sector. Order intake increased in the Industry Sector due to a large order at Mobility for trains in Germany mentioned above and double-digit increases at Drive Technologies and Industry Solutions. Energy orders were slightly lower compared to the prior-year period, including a double-digit increase at Fossil Power Generation which was more than offset by double-digit declines at Renewable Energy and Power Transmission. Orders in Healthcare came in below the prior-year level across its businesses, primarily reflecting strong negative currency translation effects. On a global basis, orders in emerging markets grew 5% compared to the prior-year period and accounted for €6.378 billion or 28% of total orders for the quarter.
     On a geographic basis, the regions Europe, C.I.S., Africa, Middle East and Asia, Australia posted double-digit order growth, partly offset by a decline in the Americas. In the region Europe, C.I.S., Africa, Middle East — our largest reporting region — orders increased 32%, due to strong demand in the Industry Sector, highlighted by the large train order in Germany mentioned above. Orders in Germany climbed 99% overall. Within the region Europe, C.I.S., Africa, Middle East, Energy orders were down 14%, driven by a lower order intake at Renewable Energy and Power Transmission. Healthcare came in 4% lower compared to the prior-year period. The 9% order decline in the Americas was driven by strong negative currency translation effects, primarily from the U.S. On an organic basis, orders increased slightly in the Americas and 6% in the U.S. On a reported basis in the Americas region orders rose in Industry and declined in Energy and Healthcare. The decline was most pronounced in the Energy Sector, where a 20% drop in order intake was due primarily to a lower volume of large orders at Fossil Power Generation in the region. Orders rose 32% in the Asia, Australia region year-over-year, driven by strong order growth in the Energy Sector including double-digit or higher increases at all Divisions. The 23% order increase in India was driven by substantial growth in Industry and at Fossil Power Generation, due in part to large contract wins in the current quarter. The 18% order rise in China was highlighted by a large contract win at Fossil Power Generation.

	Revenue (location of customer)
	Three months
	ended June 30,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Europe, C.I.S.(2), Africa, Middle East	9,293	9,165	1%	3%	(1)%	(1)%
therein Germany	2,554	2,579	(1)%	0%	0%	(1)%
Americas	5,075	4,978	2%	14%	(12)%	0%
therein U.S.	3,563	3,518	1%	15%	(14)%	0%
Asia, Australia	3,475	3,284	6%	12%	(5)%	(1)%
therein China	1,564	1,483	5%	13%	(6)%	(2)%
therein India	563	452	25%	34%	(10)%	0%
Siemens	17,844	17,425	2%	8%	(5)%	(1)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.
     Revenue related to external customers rose 2% compared to the third quarter a year earlier. Revenue in the Industry Sector increased year-over-year, on double-digit increases at Industry Automation and Drive Technologies. Energy revenues were up 5% compared to the prior-year quarter including double-digit increases at Fossil Power Generation and Oil & Gas. Reported revenue in Healthcare came in lower compared to the prior-year period due primarily to strong negative currency translation effects and a significant revenue reduction effect related to particle therapy projects. Revenue in emerging markets globally grew faster than revenue overall, at 8% for the quarter, and accounted for €5.897 billion or 33% of total revenue for the quarter.
     On a geographic basis, revenue increased in all three reporting regions. In the region Europe, C.I.S., Africa, Middle East, third-quarter revenue rose 1% from the prior-year, on a 6% increase in the Industry Sector. Sales in Energy came in 2% higher while Healthcare showed a 13% decline in the region. In the region Americas, revenue grew 2% compared to the prior-year period influenced by strong negative currency translation effects, primarily from the U.S. Increases in third-quarter revenue in Industry and Energy were partly offset by a double-digit decline in the Healthcare Sector in the region. Revenue rose 6% in the Asia, Australia region on increases in all Sectors. While revenue growth in the region was well balanced among most businesses within Industry and Healthcare, development in the Energy Sector was driven by substantially higher revenues at Oil & Gas. Revenue in India increased 25%, including substantially higher sales at Fossil Power Generation and Oil & Gas.

Consolidated Statements of Income

	Three months ended
	June 30,
(in millions of €)	2011	2010	% Change
Gross profit on revenue	5,179	5,300	(2)%
as percentage of revenue	29.0%	30.4%
     Gross profit for the third quarter decreased 2% compared to the same period a year earlier. On the Sector level, gross profit rose in Industry and Energy while Healthcare saw a steep decline in gross profit due largely to the €381 million in negative impacts related to particle therapy projects as mentioned earlier. In the Industry Sector, gross profit was level or higher year-over-year in all five Divisions, with strong increases at Drive Technologies and Industry Automation driven by high capacity utilization. The gross profit increase in Energy was due primarily to a strong operating performance at Fossil Power Generation. In combination, these factors resulted in a gross profit margin of 29.0% for Siemens overall, down from 30.4% in the third quarter a year earlier.

	Three months ended
	June 30,
(in millions of €)	2011	2010	% Change
Research and development expenses	(940)	(868)	8%
as percentage of revenue	5.3%	5.0%	—
Marketing, selling and general administrative expenses	(2,581)	(2,510)	3%
as percentage of revenue	14.5%	14.4%	—
Other operating income	106	188	(44)%
Other operating expense	(34)	(83)	(59)%
Income (loss) from investments accounted for using the equity method, net	(43)	41	—
Interest income	550	513	7%
Interest expense	(424)	(436)	(3)%
Other financial income (expense), net	(736)	(110)	>200%
     Research and development (R&D) expenses rose to €940 million or 5.3% of revenue, from €868 million or 5.0% of revenue in the prior-year period, on increases in all Sectors. Marketing, selling and general administrative (SG&A) expenses in the third quarter rose to €2.581 billion or 14.5% of revenue, from €2.510 billion or 14.4% of revenue a year earlier, including higher expenses in Industry and Energy associated with business expansion.
     Other operating income was €106 million in the third quarter of fiscal 2011, down from €188 million in the same period a year earlier. For comparison, in the prior-year period Siemens ceased to consolidate a former subsidiary due to a loss of control and recorded a related gain of €40 million. In addition, the third quarter a year earlier included higher gains related to the disposal of real estate. Other operating expense was €34 million in the third quarter, compared to €83 million in the prior-year period. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Income (loss) from investments accounted for using the equity method, net was a negative €43 million in the current quarter, compared to a positive €41 million in the third quarter a year earlier. Within this change, the equity investment loss related to Nokia Siemens Networks B.V. (NSN) increased to €116 million in the current period, up from €81 million in the prior-year quarter. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Interest income increased to €550 million, from €513 million in the same period a year earlier. Interest expense decreased modestly to €424 million, from €436 million in the prior-year quarter, including lower interest costs related to pension plans. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Other financial income (expense), net was a negative €736 million in the third quarter of fiscal 2011, compared to a negative €110 million in the same period a year earlier. The change year-over-year was due primarily to a negative impact of €682 million in Energy related to the arbitration decision as discussed earlier. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.

	Three months ended
	June 30,
(in millions of €)	2011	2010	% Change
Income from continuing operations before income taxes	1,077	2,035	(47)%
Income taxes	(314)	(607)	(48)%
as percentage of income from continuing operations before income taxes	29%	30%	—
Income from continuing operations	763	1,428	(47)%
Income (loss) from discontinued operations, net of income taxes	(262)	7	—
Net income	501	1,435	(65)%
Net income attributable to non-controlling interests	39	24	—
Net income attributable to shareholders of Siemens AG	462	1,411	(67)%
     Income from continuing operations before income taxes decreased to €1.077 billion in the current quarter, compared to €2.035 billion in the same period a year earlier. The change year-over-year was due to the factors mentioned above, primarily including the negative impact of €682 million in Energy related to the arbitration decision and €381 million in negative impacts related to particle therapy projects in the Healthcare Sector. The effective tax rate was 29% in the third quarter, slightly below 30% in the prior-year period. As a result, income from continuing operations was €763 million in the current period, down from €1.428 billion in the third quarter a year earlier.
     Discontinued operations primarily include Siemens IT Solutions and Services which was sold to Atos S.A. (AtoS) after the close of the third quarter on July 1, 2011, and OSRAM which Siemens plans to list publicly in the fall of the calendar year 2011. In addition, discontinued operations include former Com activities, comprising telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; and the mobile devices business sold to BenQ Corporation in fiscal 2005 as well as the former Siemens VDO Automotive activities, which were sold to Continental AG in the first quarter of fiscal 2008. Income from discontinued operations in the current quarter was a negative €262 million, compared to a positive €7 million in the same period a year earlier. The change year-over-year related mainly to a loss of €305 million after tax in the current period attributable to Siemens IT Solutions and Services, including €309 million in transaction-related pretax charges as well as pretax charges of €41 million related to establishing Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters. For comparison, the result associated with Siemens IT Solutions and Services in the prior-year period was a loss of €62 million after tax. Income from discontinued operations related to OSRAM was €56 million after tax in the third quarter of fiscal 2011, down from €74 million after tax in the same period a year earlier. On a slight increase in revenue year-over-year, OSRAM’s operating results declined substantially due to a combination of factors, including higher costs for raw materials and pricing pressure. A positive effect from cessation of depreciation and amortization resulting from classifying OSRAM as discontinued operations more than offset expenses for legal matters. For additional information, see “Portfolio activities” and “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Net income for Siemens in the third quarter of fiscal 2011 declined to €501 million, compared to €1.435 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €462 million, down from €1.411 billion in the prior-year quarter.

Results of Siemens — Nine months ended June 30, 2011
     The following discussion presents selected information for Siemens for the first nine months of fiscal 2011:
     Orders and revenue
     In the first nine months of fiscal 2011, orders rose 23% year-over-year, to €64.425 billion, including a substantially higher volume from major orders compared to the prior-year nine-month period. Revenue increased to €53.164 billion, up 7% from the prior-year period, due in part to strong conversion of orders from the Sectors’ backlogs. This resulted in a book-to-bill ratio for Siemens of 1.21 for the first nine months. Organic volume development was almost in line with reported figures, as currency exchange fluctuations within the first nine months were largely offsetting.

	New orders (location of customer)
	Nine months
	ended June 30,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Europe, C.I.S.(2), Africa, Middle East	36,012	28,787	25%	25%	1%	(1)%
therein Germany	13,037	7,944	64%	65%	0%	(1)%
Americas	15,997	14,778	8%	8%	0%	0%
therein U.S.	11,566	10,545	10%	11%	(1)%	0%
Asia, Australia	12,416	8,901	39%	37%	4%	(1)%
therein China	4,749	3,768	26%	27%	2%	(2)%
therein India	2,617	1,468	78%	75%	3%	0%
Siemens	64,425	52,466	23%	22%	1%	(1)%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.
     Orders related to external customers in the first nine months of fiscal 2011 increased 23% compared to the same period a year earlier, due to higher demand in all Sectors. Order intake in the Energy Sector climbed 23% year-over-year. The higher volume from major orders in the current period mentioned above included a particularly strong increase year-over-year at Fossil Power Generation, which saw a relatively low volume from large orders in the first nine months of fiscal 2010. The Industry Sector reported order growth of 34% on increases in all Divisions. The largest contribution to this increase came from Mobility, which recorded higher volume from large orders compared to the prior-year period including the large order for trains mentioned earlier. Drive Technologies and Industry Automation also contributed strong growth for the Sector. Orders increased for Healthcare compared to the prior-year period on broad-based growth across its businesses. Orders in emerging markets on a global basis grew faster than orders overall, at 28% year-over-year, and accounted for €21.312 billion, or 33%, of total orders for the first nine months of fiscal 2011.
     On a geographic basis, Siemens reported order growth in all three reporting regions in the first nine months of fiscal 2011. In the region Europe, C.I.S., Africa, Middle East, orders rose 25% on double-digit increases in Energy and Industry. The Energy Sector delivered order growth of 16% in the region, due primarily to a substantially higher volume from major orders at Fossil Power Generation compared to the prior-year period. Industry orders rose 46% in the Europe, C.I.S., Africa, Middle East region. The main factor within Industry for the region was the large order for trains mentioned above at Mobility, which drove the 64% order growth in Germany. Order growth for the Sector also included strong demand at Drive Technologies. Healthcare’s nine-month orders in the region came in slightly below the level of the prior-year period. In the Americas region, order intake rose 8% on increases in all Sectors. Industry orders grew 17% in the region, including strong double-digit increases in most Divisions. Higher orders in the Energy Sector were due primarily to higher demand at Fossil Power Generation and Power Transmission. Order intake in the Asia, Australia region climbed 39%, including double-digit growth in all Sectors. Orders in the Energy Sector almost doubled in the first nine months compared to the prior-year period, including substantial increases at Fossil Power Generation and Oil & Gas, both of which took in a higher volume from major orders. Industry reported 17% growth in the region, led by strong demand at Drive Technologies and Industry Automation. Order intake in India increased significantly compared to the prior-year period, due primarily to a major contract win at Fossil Power Generation in the first quarter of fiscal 2011.

	Revenue (location of customer)
	Nine months
	ended June 30,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Europe, C.I.S.(2), Africa, Middle East	28,026	27,252	3%	3%	1%	(1)%
therein Germany	7,847	7,368	6%	7%	0%	(1)%
Americas	14,962	13,270	13%	13%	0%	0%
therein U.S.	10,665	9,589	11%	12%	(1)%	0%
Asia, Australia	10,177	9,052	12%	10%	3%	(1)%
therein China	4,503	3,846	17%	17%	2%	(1)%
therein India	1,636	1,290	27%	26%	1%	0%
Siemens	53,164	49,575	7%	7%	1%	0%

(1)	Excluding currency translation and portfolio effects.

(2)	Commonwealth of Independent States.
     Revenue related to external customers rose 7% compared to the first nine months of fiscal 2010, including increases in all Sectors. Strong conversion from the Sectors’ order backlogs played a major role in broad-based revenue growth. Revenue in the Industry Sector increased year-over-year, led by strong double-digit growth at Drive Technologies and Industry Automation. Energy also reported higher revenue in the first nine months of fiscal 2011 on increases in all Divisions, led by Fossil Power Generation and Renewable Energy. Revenue in the Healthcare Sector was slightly above the prior-year period. On a global basis, emerging markets grew faster than revenue overall, at 12%, and accounted for €16.829 billion, or 32%, of total revenue for the first nine months of fiscal 2011.
     On a geographic basis, revenue increased in all three reporting regions, led by double-digit growth in the regions Americas and Asia, Australia. In the region Europe, C.I.S., Africa, Middle East, first nine-month revenue increased 3% year-over-year, including moderate growth in Industry and Energy and a slight decrease in Healthcare. The 6% revenue growth in Germany was driven by double-digit increases at Drive Technologies and Industry Automation. In the Americas region, higher revenue included strong increases in Energy and Industry. Growth in the Energy Sector was driven by strong backlog conversion at Fossil Power Generation and Renewable Energy. Higher revenues in Industry in the region included double-digit increases at Industry Solutions, Drive Technologies and Industry Automation. In the Asia, Australia region, revenue rose 12% on double-digit increases in Industry and Healthcare as well as more moderate growth in the Energy Sector. While revenue development in China followed the pattern for the region overall, growth of 27% in India was driven by significantly higher revenue in Energy.

Consolidated Statements of Income

	Nine months ended
	June 30,
(in millions of €)	2011	2010	% Change
Gross profit on revenue	16,349	14,844	10%
as percentage of revenue	30.8%	29.9%
     Gross profit for the first nine months of fiscal 2011 rose 10% for Siemens overall compared to the same period a year earlier, on double-digit increases in Industry and Energy. All Industry Divisions reported higher gross profits and gross profit margins year-over-year, with the strongest gross profit increases coming from Industry Automation and Drive Technologies driven by high capacity utilization. Fossil Power Generation was the primary driver for the gross profit increase in Energy, including a clear increase in the Division’s gross profit margin due to strong project execution and a favorable business mix in the current nine-month period. Lower gross profit in Healthcare was due primarily to negative impacts related to particle therapy projects, including the impacts mentioned above for the third quarter. For comparison, in fiscal 2010 gross profit in all Sectors benefited from their respective portions of a previously disclosed pension curtailment gain. In combination, these factors resulted in a gross profit margin of 30.8% for Siemens overall, up from 29.9% in the prior-year period.

	Nine months ended
	June 30,
(in millions of €)	2011	2010	% Change
Research and development expenses	(2,771)	(2,473)	12%
as percentage of revenue	5.2%	5.0%	—
Marketing, selling and general administrative expenses	(7,498)	(6,922)	8%
as percentage of revenue	14.1%	14.0%	—
Other operating income	444	648	(31)%
Other operating expense	(320)	(166)	93%
Income (loss) from investments accounted for using the equity method, net	172	91	89%
Interest income	1,641	1,504	9%
Interest expense	(1,278)	(1,309)	(2)%
Other financial income (expense), net	674	(173)	—
     R&D expenses in the first nine months of fiscal 2011 increased to €2.771 billion or 5.2% of revenue, from €2.473 billion or 5.0% of revenue in the prior-year period, including higher expenses in all Sectors. SG&A expenses rose to €7.498 billion or 14.1% of revenue, from €6.922 billion or 14.0% of revenue in the prior-year period, due primarily to business growth in Industry and Energy.
     Other operating income in the first nine months was €444 million, down from €648 million in the same period a year earlier. The current period included €64 million related to a settlement of legal and regulatory matters in connection with portfolio activities. For comparison, the prior-year period benefited from a number of positive factors, including a gain of €84 million related to an agreement with the provider of the Siemens’ directors and officers liability insurance, a net gain related to settlements with former members of Siemens’ Managing Board and Supervisory Board, and total gains of €40 million related to the recovery of funds frozen by authorities. In addition, the first nine months of fiscal 2010 included a gain of €47 million related to the sale of Mobility’s airfield solutions business as well as higher gains related to the disposal of real estate. Further, as noted above, Siemens ceased to consolidate a former subsidiary in the third quarter of fiscal 2010 due to a loss of control and recorded a related gain of €40 million. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Other operating expense in the first nine months was €320 million, compared to €166 million in the prior-year period. The current period included higher charges related to legal and regulatory matters. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Income (loss) from investments accounted for using the equity method, net increased to €172 million from €91 million in the prior-year period. The improvement year-over-year includes a gain of €91 million on the sale of our 49% stake in Krauss-Maffei Wegmann GmbH & Co. KG (KMW) in the current period, higher than the equity investment income recorded from our share in KMW in the first nine months a year earlier. Our equity investment loss related to NSN decreased to €204 million in the current nine-month period, from €291 million a year earlier. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.

     Interest income for the first nine months increased to €1.641 billion from €1.504 billion a year earlier. The increase was due in part to a higher expected return on plan assets related to pension plans, resulting primarily from an increase in pension plan assets between the periods under review. In addition, Interest income also rose due to an increase in total liquidity compared to the prior-year period. Interest expense declined to €1.278 billion from €1.309 billion in the prior-year period, driven by lower interest costs related to pension plans.
     Other financial income (expense), net was a positive €674 million in the first nine months of fiscal 2011, compared to a negative €173 million in the same period a year earlier. The change was due primarily to a €1.520 billion gain from the divestment of Siemens’ 34% share in Areva NP S.A.S. to Areva S.A. in the second quarter of the current fiscal year, partly offset by the negative impact of €682 million related to the arbitration decision noted above for the third quarter. For additional information, see “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.

	Nine months ended
	June 30,
(in millions of €)	2011	2010	% Change
Income from continuing operations before income taxes	7,413	6,044	23%
Income taxes	(1,630)	(1,740)	(6)%
as percentage of income from continuing operations before income taxes	22%	29%	—
Income from continuing operations	5,783	4,304	34%
Income (loss) from discontinued operations, net of income taxes	(693)	160	—
Net income	5,090	4,464	14%
Net income attributable to non-controlling interests	117	98	—
Net income attributable to shareholders of Siemens AG	4,973	4,366	14%
     Income from continuing operations before income taxes increased to €7.413 billion in the first nine months of fiscal 2011, compared to €6.044 billion in the same period a year earlier. The change year-over-year is due to the factors mentioned above, primarily including double-digit gross profit increases in Industry and Energy and the net effect related to Areva, partly offset by higher SG&A and R&D expenses associated with business expansion. The effective tax rate was 22% in the first nine months of fiscal 2011, clearly below 29% in the prior-year period. The current nine-month rate benefited from the mainly tax-free Areva disposal gain. Income from continuing operations was €5.783 billion in the first nine months of fiscal 2011, up from €4.304 billion in the prior-year period.
     Discontinued operations primarily include Siemens IT Solutions and Services which was sold to AtoS after the close of the third quarter on July 1, 2011, and OSRAM which Siemens plans to list publicly in the fall of the calendar year 2011. In addition, discontinued operations include former Com activities, comprising telecommunications carrier activities transferred into NSN in the third quarter of fiscal 2007; the enterprise networks business, 51% of which was divested during the fourth quarter of fiscal 2008; and the mobile devices business sold to BenQ Corporation in fiscal 2005 as well as the former Siemens VDO Automotive activities, which were sold to Continental AG in the first quarter of fiscal 2008. Income from discontinued operations in the first nine months of fiscal 2011 was a negative €693 million, compared to a positive €160 million a year earlier. The change year-over-year related mainly to a loss of €820 million after tax in the current nine months attributable to Siemens IT Solutions and Services. This result includes a pretax goodwill impairment of €136 million booked in the first quarter; pretax charges of €464 million for impairments on long-lived assets booked in the second quarter; €309 million in transaction-related pretax charges recorded in the third quarter; and pretax charges of €145 million related to establishing Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters. For comparison, the result associated with Siemens IT Solutions and Services in the first nine months of fiscal 2010 was a loss of €107 million after tax. OSRAM contributed a positive €255 million after tax to income from discontinued operations, nearly unchanged from a positive €254 million after tax in the prior-year period. For additional information, see “Portfolio activities” and “Notes to Condensed Interim Consolidated Financial Statements” within this Interim Report.
     Net income for Siemens in the first nine months of fiscal 2011 increased to €5.090 billion, compared to €4.464 billion in the same period a year earlier. Net income attributable to shareholders of Siemens AG was €4.973 billion, up from €4.366 billion in the prior-year period.

Portfolio activities
     In November 2010, Siemens closed the acquisition of a non-controlling interest of 49% in A2SEA A/S, a supplier of installation services for the construction of offshore wind farms, reported within the Renewable Energy Division of the Energy Sector.
     In December 2010, Siemens completed the transfer of its 19.8% stake in GIG Holding GmbH (owner of all shares of Gigaset Communications GmbH) to ARQUES Industries AG.
     In December 2010, Siemens and Atos S.A. (AtoS) signed an option agreement which granted AtoS the right to acquire Siemens IT Solutions and Services. In February 2011, AtoS exercised its option to acquire Siemens IT Solutions and Services in exchange for 12.5 million newly issued shares in AtoS with a five-year lock-up commitment, a five-year convertible bond of €250 million (nominal value) and a cash payment of €177 million. Furthermore, Siemens will provide extensive support in order to foster the Siemens IT Solutions and Services’ business success including, among others, up to €250 million to the integration and training costs as well as further protections and guarantees. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and system integration to Siemens. Following signing, Siemens classified Siemens IT Solutions and Services as held for disposal and as discontinued operations. During the second quarter, the transaction was cleared with the antitrust authorities. On July 1, 2011, after the close of the third quarter, the transaction closed following the approval by AtoS shareholders. Siemens expects the transaction to have a substantial negative earnings impact in fiscal 2011, in a high-triple-digit million euro range. In particular this negative earnings impact consists of impairments, including the previously reported goodwill impairment of €136 million booked in the first quarter and further impairments on long-lived assets of €464 million booked in the second quarter, as well as €309 million in transaction-related charges recorded in the third quarter. In addition to these transaction-related results, and as previously disclosed, Siemens took charges in fiscal 2011 related to establishing Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters. Such charges reported within discontinued operations amounted to €41 million in the current quarter and to €145 million in the first nine months of fiscal 2011. Siemens expects the transaction and activities related to establishing Siemens IT Solutions and Services as a separate legal group will result in further profit impacts as well as substantial cash outflows in coming quarters. See also “Notes to Condensed Interim Consolidated Financial Statements.”
     At the beginning of January 2011 the sale of Siemens’ electronics assembly systems business, reported within Centrally managed portfolio activities, to ASM Pacific Technology Ltd. was closed.
     In January 2011, the sale of the 49% interest in KMW to the Wegmann Group was closed after approval by the antitrust authorities and receipt of the second purchase price installment. The gain on the sale of KMW, which is reported in Equity Investments amounts to €91 million.
     In January 2011, Siemens made a binding offer to purchase additional shares in order to increase its stake in its publicly listed Indian subsidiary Siemens Ltd. from about 55% to a maximum of 75%. Siemens offered the shareholders of Siemens Ltd. to purchase their shares for a price of INR 930 per share (written put). The offer period began on March 25, 2011 and ended on April 13, 2011. The offer was accepted in full until that date and the transaction was completed at the end of April 2011.
     In February 2011, Siemens signed an agreement to acquire a controlling interest of 100% in Siteco Lighting GmbH (Siteco) in a share deal transaction. Siteco is a leading European lighting company that supplies luminaries and lighting systems for urban infrastructures such as public and commercial buildings, streets, tunnels, airports and sports stadiums. The transaction closed at the beginning of July 2011. Siteco will be integrated into OSRAM, which is presented in discontinued operations.

     In March 2011, an independent expert, appointed by Siemens and Areva based on the rules set forth in the shareholders’ agreement, determined the fair market value (purchase price) of Siemens’ 34% share in the joint venture Areva NP at €1.620 billion upon which Siemens received a payment of €1.747 billion from Areva. In addition to the externally determined fair market value, the sale proceeds include other adjusting components based on the shareholders’ agreement and further contractual arrangements between Siemens and Areva, namely interest accretion on the purchase price and a reimbursement of a mandatory capital injection from Areva to Siemens. Following the receipt of the expert opinion and the payment, our shares, previously accounted for as available-for-sale financial asset held for disposal at the Energy Sector, were transferred to Areva and derecognized at Siemens. In May 2011, an arbitral tribunal of the International Chamber of Commerce (ICC) ruled on the modalities of Siemens’ exit from the joint venture Areva NP. According to the tribunal’s ruling, Siemens had to pay Areva liquidated damages of €0.7 billion including interest.
     At the end of March 2011, Siemens announced that it plans to publicly list its subsidiary OSRAM AG (formerly OSRAM GmbH) in fall 2011. Siemens intends to retain a minority stake in the OSRAM AG, in which it intends to remain a long-term anchor shareholder.
     Siemens completed certain other portfolio transactions during the first nine months of fiscal 2011, which did not have a significant effect on our Interim Consolidated Financial Statements. For further information on acquisitions and dispositions, see “Notes to Condensed Interim Consolidated Financial Statements.”

Segment information analysis
Sectors
Industry
Industry — Three months ended June 30, 2011

Sector	Three months
	ended June 30,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Profit	872	710	23%
Profit margin	10.8%	9.4%
New orders	11,806	7,657	54%	58%	(4)%	0%
Revenue	8,082	7,570	7%	11%	(4)%	0%

(1)	Excluding currency translation and portfolio effects.
     In a robust industrial environment, the Industry Sector increased its third-quarter profit 23%, to €872 million, on strong earnings increases at the Industry Automation and Drive Technologies Divisions. The Sector continued to invest in innovation and enhancing its regional footprint with additional sales resources. Third-quarter revenue rose 7% year-over-year, on double-digit increases at Industry Automation and Drive Technologies. Orders rose 54% compared to the prior-year period, including growth at all Divisions and a €3.7 billion order at Mobility for trains in Germany. On a geographic basis, revenue was up in all three regions. Orders rose in Europe, C.I.S., Africa, Middle East and the Americas, and came in slightly lower year-over-year in Asia, Australia due to negative currency translation effects. For the Sector as a whole, currency translation effects took 4 percentage points from reported growth in both revenue and orders. Industry’s book-to-bill ratio was 1.46 and its order backlog increased to €32 billion at the end of the quarter.

Divisions	New Orders
	Three months
	ended June 30,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation	1,885	1,783	6%	7%	(3)%	2%
Drive Technologies	2,101	1,859	13%	17%	(4)%	0%
Building Technologies	1,910	1,823	5%	9%	(5)%	0%
Industry Solutions	1,681	1,487	13%	22%	(6)%	(3)%
Mobility	4,799	1,236	>200%	>200%	(4)%	1%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Three months
	ended June 30,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation	1,854	1,587	17%	19%	(4)%	2%
Drive Technologies	2,082	1,815	15%	18%	(3)%	0%
Building Technologies	1,818	1,738	5%	9%	(5)%	0%
Industry Solutions	1,476	1,461	1%	8%	(4)%	(3)%
Mobility	1,481	1,593	(7)%	(5)%	(2)%	1%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	Three months			Three months
	ended June 30,			ended June 30,
(in millions of €)	2011	2010	% Change	2011	2010
Industry Automation	347	267	30%	18.7%	16.8%
Drive Technologies	292	206	42%	14.0%	11.3%
Building Technologies	74	79	(7)%	4.1%	4.6%
Industry Solutions	77	63	22%	5.2%	4.3%
Mobility	81	95	(14)%	5.5%	6.0%
     Third-quarter profit at Industry Automation was €347 million, up 30% year-over-year. Revenue growth kept capacity utilization at a high level and also included a more favorable business mix compared to the prior-year quarter. Revenue climbed 17% on increases in all business units. On a geographic basis, revenue growth came from Europe, C.I.S., Africa, Middle East and Asia, Australia. Third-quarter orders were up 6% compared to the prior-year period. Purchase price allocation (PPA) effects related to the fiscal 2007 acquisition of UGS Corp. (UGS) were €33 million in the current period compared to €37 million a year earlier.
     Drive Technologies generated profit of €292 million, a 42% increase compared to the third quarter a year earlier. A 15% rise in revenue enabled the Division to increase its capacity utilization still further, and profit development also included a more favorable business mix. All business units in the Division delivered growth in both revenue and orders compared to the prior-year period, led by substantial increases in the Division’s short-cycle businesses. On a geographic basis, orders and revenues showed double-digit growth in all three regions.
     Building Technologies contributed €74 million to Sector profit in the third quarter, below the prior-year level due partially to higher marketing and selling expenses associated with growth. Third-quarter revenue and orders each rose 5% year-over-year, with most business units contributing. On a geographic basis, revenue and order growth were driven by Europe, C.I.S., Africa, Middle East and Asia, Australia.
     Industry Solutions increased its third-quarter profit to €77 million, including higher earnings in the metals technologies business. Third-quarter revenue for Industry Solutions as a whole increased modestly year-over-year. Orders climbed 13% on a higher volume from large orders compared to the prior-year period.
     In the current quarter Mobility took in its largest-ever rolling stock order, for trains in Germany, worth €3.7 billion. Under the terms of the contract, revenue recognition related to the order will extend for a number of years ahead. Third-quarter revenue came in 7% below the level a year earlier, and profit declined to €81 million.
Industry — Nine months ended June 30, 2011

Sector	Nine Months
	ended June 30,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Profit	2,577	1,974	30%
Profit margin	10.9%	9.1%
New orders	28,985	21,658	34%	33%	1%	0%
Revenue	23,728	21,669	10%	8%	1%	0%

(1)	Excluding currency translation and portfolio effects.
     For the first nine months of fiscal 2011 profit at Industry rose to €2.577 billion, up from €1.974 billion a year earlier. The Industry Automation and Drive Technologies Divisions both posted sharply higher profit on increased capacity utilization as well as an improved business mix and made the largest contribution to Sector profit growth year-over-year. Industry Solutions and Building Technologies also posted higher results while profit at Mobility declined year-over-year. Sector profit for the current nine months was burdened by the Sector’s €128 million share of a special employee remuneration allocation in the first quarter (for further information see “Reconciliation to consolidated financial statements — Corporate items and pensions”). In the same period a year earlier, burdens on profit included charges of €79 million related to a project engagement with a local partner in the U.S., €72 million for staff reduction measures and a provision for a supplier-related warranty. These factors were only partly offset by a gain of €53 million related to curtailment of pension plans in the U.S. and a gain of €47 million on the sale of Mobility’s airfield solutions business.

     Orders in the first nine months climbed 34% compared to the same period a year earlier, on increases in all Divisions and all reporting regions. The largest increase year-over-year came from Mobility, which recorded significantly higher volume from large orders including the €3.7 billion train order in Germany mentioned above. Revenue for the Sector was 10% higher compared to the prior-year period, led by double-digit increases at Industry Automation and Drive Technologies. Revenue rose in all three regions.

Divisions	New orders
	Nine months
	ended June 30,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation	5,603	4,698	19%	17%	1%	1%
Drive Technologies	6,817	5,246	30%	28%	2%	0%
Building Technologies	5,603	5,111	10%	8%	1%	0%
Industry Solutions	4,539	4,148	9%	12%	0%	(2)%
Mobility	8,581	4,264	101%	99%	2%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Nine months
	ended June 30,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Industry Automation	5,403	4,410	23%	19%	1%	2%
Drive Technologies	5,887	4,946	19%	18%	1%	0%
Building Technologies	5,382	4,954	9%	7%	1%	0%
Industry Solutions	4,269	4,381	(3)%	(1)%	1%	(3)%
Mobility	4,618	4,751	(3)%	(4)%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	Nine months			Nine months ended
	ended June 30,			June 30,
(in millions of €)	2011	2010	% Change	2011	2010
Industry Automation	1,016	681	49%	18.8%	15.4%
Drive Technologies	780	534	46%	13.3%	10.8%
Building Technologies	274	267	3%	5.1%	5.4%
Industry Solutions	189	121	56%	4.4%	2.8%
Mobility	304	361	(16)%	6.6%	7.6%
     In the first nine month of fiscal 2011, Industry Automation recorded profit of €1.016 billion, up 49% year-over-year on higher capacity utilization and an improved business mix. Revenue climbed 23% and orders rose 19% year-over-year on increases in all businesses as well as double-digit growth in all three regions. Growth rates in emerging markets exceeded growth rates for volume overall. PPA effects related to the acquisition of UGS were €103 million for the first nine months, level with the prior-year period.
     In the first nine months of fiscal 2011, orders at Drive Technologies were up 30%, including higher volume from large orders. Revenue grew by 19% year-over-year. While all businesses contributed to the increase, volume growth was particularly strong in the Division’s short-cycle businesses. Higher capacity utilization together with an improved business mix led to sharply higher profit of €780 million in the current nine-month period.
     Profit of €274 million at Building Technologies came in slightly above the prior-year level. While profit development in the current period was held back by higher marketing and selling expenses associated with growth, profit in the prior-year period was impacted by a charge for the supplier-related warranty mentioned above, largely offset by the Division’s €24 million portion of the pension curtailment gain mentioned above for the Sector. Revenue for the current nine months was up 9% compared to the prior-year period and orders grew 10% year over year. Volume development benefited from strong demand for energy efficiency solutions. On a geographic basis, orders and revenue grew in all regions with particular strength in Asia, Australia.

     In the first nine months, Industry Solutions increased orders by 9% year-over-year on higher demand at the metals technologies business including strong growth in the Americas. Revenue came in 3% below the prior-year level as double-digit growth in the Americas was more than offset by declining revenue in the region comprising Europe, C.I.S., Africa, Middle East. Profit for the current nine months for Industry Solutions was €189 million, compared to €121 million in the same period a year earlier when the Division took the above-mentioned €79 million in charges related to a project engagement with a local partner in the U.S. and €39 million in charges for staff reduction measures.
     New orders at Mobility doubled year-over-year, on substantially higher volume from large orders, including the largest-ever order for trains in Germany mentioned above as well as a major order for high-speed trains in the U.K. Revenue for the first nine months was down 3%. Profit in the current period was €304 million compared to €361 million in the same period a year earlier, which benefited from the €47 million net gain on the sale of the airfield solutions business and from a portion of the pension curtailment gain mentioned above.

Energy — Three months ended June 30, 2011

Sector	Three months ended
	June 30,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Profit	263	875	(70)%
Profit margin	3.9%	13.5%
New orders	8,027	8,061	0%	4%	(4)%	0%
Revenue	6,776	6,462	5%	10%	(5)%	0%

(1)	Excluding currency translation and portfolio effects.
     Energy delivered another impressive quarter on an operating basis, and absorbed the €682 million profit impact related to the arbitration decision discussed earlier. The Fossil Power Generation Division continued its outstanding project execution and earnings performance of recent quarters, which more than offset higher expenses in other Divisions for R&D, marketing and selling associated with strategic business expansion. Taken together, these factors resulted in reported Sector profit of €263 million in the third quarter, compared to €875 million in the same period a year earlier.
     The slower pace of order intake expected for the second half of the fiscal year was evident in the third quarter, as orders came in slightly lower compared to the prior year. Within the total, strong demand in Asia, Australia nearly offset decreases in Europe, C.I.S., Africa, Middle East and the Americas. In contrast, revenue came in 5% higher, including double-digit increases at Fossil Power Generation and Oil & Gas and increases in all regions. Negative currency translation effects took 5 percentage points from reported revenue growth and 4 percentage points from reported order growth in the quarter. The book-to-bill ratio was 1.18, and Energy’s order backlog was €57 billion at the end of the third quarter.

Divisions	New orders
	Three months ended
	June 30,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	3,016	2,097	44%	51%	(7)%	0%
Renewable Energy	1,543	2,271	(32)%	(29)%	(3)%	0%
Oil & Gas	1,321	1,268	4%	4%	(1)%	1%
Power Transmission	1,453	1,787	(19)%	(14)%	(4)%	0%
Power Distribution	883	768	15%	21%	(6)%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Three months ended
	June 30,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	2,595	2,348	11%	16%	(5)%	0%
Renewable Energy	975	953	2%	13%	(10)%	0%
Oil & Gas	1,178	998	18%	19%	(3)%	1%
Power Transmission	1,463	1,582	(7)%	(3)%	(4)%	0%
Power Distribution	742	734	1%	5%	(4)%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	Three months ended			Three months ended
	June 30,			June 30,
(in millions of €)	2011	2010	%Change	2011	2010
Fossil Power Generation	(97)	362	—	(3.7)%	15.4%
Renewable Energy	68	122	(45)%	7.0%	12.8%
Oil & Gas	104	100	4%	8.8%	10.0%
Power Transmission	132	193	(31)%	9.1%	12.2%
Power Distribution	52	96	(46)%	7.0%	13.0%
     Fossil Power Generation maintained its operating performance and earnings capacity at the outstanding level of the previous two quarters. The Division combined excellent project performance with a favorable business mix, including conversion of high-margin component orders from its backlog and an increased contribution from its service business. As noted earlier, the Division’s third-quarter profit was reduced by the €682 million impact related to the arbitration decision. As a result, Fossil Power Generation reported a loss of €97 million in the third quarter. Revenue rose 11% compared to the same period a year earlier, with the largest increase on a geographic basis in the region Europe, C.I.S., Africa, Middle East. With a higher volume from major orders, the Division’s order intake climbed 44% from the low basis of comparison in the third quarter a year earlier.
     Renewable Energy continued the expansion of its wind business, posting significantly increased third-quarter expenses primarily for marketing and selling. Combined with increased pricing pressure in a maturing and more competitive market for wind power, particularly for onshore projects, this reduced third-quarter profit to €68 million from the prior-year level. The business environment remains challenging for the solar business, which continued to post negative results. The Division’s revenue continued to rise year-over-year on conversion of orders from its large backlog. New orders totaled €1.543 billion, yet came in below the prior-year quarter which included an exceptionally high volume from major orders.
     Profit at Oil & Gas increased to €104 million in the third quarter, driven by a strong performance in the turbines business. Growth in Asia, Australia, particularly including emerging markets, took revenue and orders up 18% and 4%, respectively, compared to the same period a year earlier.
     Third-quarter profit at Power Transmission was €132 million, below the prior-year period which benefited from positive effects related to project performance. Profit in the current quarter was held back by lower revenue, conversion of lower-margin contracts from the backlog, and further charges related to optimizing the Division’s global manufacturing footprint. Third-quarter orders came in 19% lower compared to the prior-year quarter, which included two large orders for grid access to off-shore wind farms.
     Power Distribution again posted higher quarterly expenses year-over-year for marketing, selling and R&D, for business expansion, along with continuing expenses related to new technologies such as smart grids. This had a significant impact on profit, which came in lower year-over-year, at €52 million. Revenue rose 1% from the same period a year earlier, and orders climbed 15% on double-digit growth in the Americas and Asia, Australia.

Energy — Nine months ended June 30, 2011

Sector	Nine months ended
	June 30,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Profit	3,510	2,458	43%
Profit margin	17.7%	13.5%
New orders	25,990	21,061	23%	22%	1%	0%
Revenue	19,862	18,260	9%	8%	1%	0%

(1)	Excluding currency translation and portfolio effects.
     Profit for the Energy Sector rose to €3.510 billion in the first nine months of fiscal 2011, on a strong operating performance, particularly at Fossil Power Generation. Sector profit for the nine-month period benefited from net positive effects related to Areva, including the €1.520 billion disposal gain in the second quarter and the negative impact of €682 million related to the arbitration decision in the third quarter. The Sector increased its expenses for R&D, marketing and selling associated with business expansion year-over-year, particularly at Renewable Energy and Power Distribution. Energy’s share of the special employee remuneration allocation mentioned earlier was €69 million.
     Revenue rose 9% year-over-year, to €19.862 billion, on increases in all Divisions and conversion of the Sector’s strong order backlog. On a geographic basis, revenue rose in all regions, highlighted by a double-digit increase in the Americas. Orders rose 23% compared to the first nine months a year earlier, driven by a higher volume from major orders at Fossil Power Generation. On a geographic basis, strong growth in emerging markets took orders higher in all regions.

Divisions	New orders
	Nine months ended
	June 30,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	10,138	6,387	59%	58%	1%	0%
Renewable Energy	4,455	4,475	0%	(1)%	0%	0%
Oil & Gas	4,106	3,477	18%	14%	3%	1%
Power Transmission	5,451	4,922	11%	10%	1%	0%
Power Distribution	2,470	2,273	9%	7%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Revenue
	Nine months ended
	June 30,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Fossil Power Generation	7,586	7,051	8%	8%	0%	0%
Renewable Energy	2,774	2,295	21%	23%	(2)%	0%
Oil & Gas	3,368	2,975	13%	10%	3%	0%
Power Transmission	4,449	4,264	4%	3%	1%	0%
Power Distribution	2,211	2,096	5%	4%	1%	0%

(1)	Excluding currency translation and portfolio effects.

Divisions	Profit			Profit margin
	Nine months ended			Nine months ended
	June 30,			June 30,
(in millions of €)	2011	2010	% Change	2011	2010
Fossil Power Generation	2,426	1,074	126%	32.0%	15.2%
Renewable Energy	152	246	(38)%	5.5%	10.7%
Oil & Gas	337	337	0%	10.0%	11.3%
Power Transmission	408	500	(18)%	9.2%	11.7%
Power Distribution	182	281	(35)%	8.2%	13.4%

     In the first nine months of fiscal 2011 Fossil Power Generation recorded substantially higher profit year-over-year on a strong operating performance, and also benefited from the net effect related to Areva mentioned above for the Sector. The Division’s operating results rose to a high level, due in part to a favorable business mix, including the conversion of high-margin component orders and a strong contribution from the service business. Effects related to project performance were also more favorable compared to the prior-year period, even though Fossil Power Generation had to absorb project charges of €87 million related to the Olkiluoto project in Finland in the second quarter of fiscal 2011. For comparison, the Division’s profit in the prior-year period was impacted by charges of €59 million for capacity adjustments related to a shift of production capacity within the Americas region. Fossil Power Generation reported a substantially higher volume from major orders in the first nine months of fiscal 2011, which took orders up 59% from a low basis of comparison in the prior-year period. Revenue rose 8% year-over-year, including a double-digit increase in the Americas.
     Revenue at Renewable Energy climbed 21% in the first nine months of fiscal 2011, as the Division continued to convert orders from its large order backlog. New orders came in level year-over-year, with a high volume from major orders in both periods, and including strong growth in emerging markets. Profit at Renewable Energy was €152 million in the first nine months of fiscal 2011, lower year-over-year due primarily to higher expenses for R&D, marketing and selling associated with the ongoing expansion of the Division’s wind business. Renewable Energy’s solar business continued to post negative results, with a stronger impact in the current nine-month period.
     Profit at Oil & Gas for the first nine months came in at €337 million, unchanged from the prior-year period. Revenue rose 13% year-over-year, driven by increases in emerging markets. Orders at Oil &Gas climbed 18% compared to the prior-year period on broad-based growth across its businesses.
     Nine-month orders at Power Transmission rose 11% year-over-year, led by strong demand at the Division’s solutions business. Revenue came in 4% higher compared to the prior-year period on growth in Europe, C.I.S., Africa, Middle East and the Americas. Profit at Power Transmission was €408 million in the first nine months of fiscal 2011, down from €500 million a year earlier. The current period included higher marketing and selling expenses associated with growth, as well as charges totaling €53 million, including for staff reduction measures, related to optimizing the Division’s global manufacturing footprint.
     Power Distribution generated 9% order growth and 5% revenue growth compared to the first nine months a year earlier. All three regions contributed to the order increase, while revenue growth came from Europe, C.I.S., Africa, Middle East and Asia, Australia. Profit declined to €182 million in the current nine months, held back by higher expenses year-over-year for R&D, marketing and selling associated with business expansion and new technologies such as smart grids.

Healthcare — Three months ended June 30, 2011

Sector	Three months
	ended June 30,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Profit	8	482	(98)%
Profit margin	0.3%	15.3%
New orders	3,016	3,260	(7)%	(2)%	(6)%	0%
Revenue	2,858	3,152	(9)%	(4)%	(6)%	0%

(1)	Excluding currency translation and portfolio effects.
     In the third quarter the Healthcare Sector reevaluated the commercial feasibility of particle therapy for general patient treatment. Going forward, the Sector will shift the focus of certain particle therapy projects primarily to research. In accordance with project accounting rules, Healthcare took project charges and reduced third-quarter revenue in the imaging and therapy systems business by the amount of revenue recognized from the projects in prior periods. The negative impacts related to particle therapy totaled €381 million, including approximately €100 million for the revenue effect, and Sector profit for the quarter came in at €8 million. For comparison, Sector profit of €482 million in the prior-year period benefited from a gain of €40 million related to the Sector ceasing consolidation of a former subsidiary due to loss of control.
     Profit at Diagnostics was €73 million compared to €114 million in the prior-year period. Factors involved in the decline include lower revenue, a less favorable business mix, and an increase in valuation allowances for receivables triggered by a debt rating downgrade related to Greece. PPA effects related to past acquisitions at the diagnostics business were €41 million in the third quarter. In the same period a year earlier, the business recorded €46 million in PPA effects.
     The business environment for Healthcare remained challenging. Reported revenue came in 9% lower compared to the prior-year period due primarily to the revenue reduction effect mentioned above and strong negative currency translation effects that took 6 percentage points from reported revenue growth for the quarter. Orders also reflected the same strong negative currency translation effects, coming in 7% below the prior-year level. For comparison, the prior period included a major order for hospital equipment in Spain. On a geographic basis, revenue and orders declined in the regions Americas and Europe, C.I.S., Africa, Middle East, which more than offset increases in Asia, Australia. Emerging markets on a global basis showed positive order growth for the Sector, including a double-digit increase in China. The backlog for Healthcare was €6 billion at the end of the quarter, and its book-to-bill ratio was slightly above 1.
     Diagnostics posted revenue of €892 million and orders of €904 million in the third quarter, down from €959 million and €964 million, respectively, in the prior-year period. On a geographic basis, orders declined in the Americas, more than offsetting an increase in Asia, Australia. Revenue also declined in the Americas. Orders and revenues were stable year-over-year in Europe, C.I.S., Africa, Middle East, and grew in emerging markets in all reporting regions.

Healthcare — Nine months ended June 30, 2011

Sector	Nine months
	ended June 30,		% Change		therein
(in millions of €)	2011	2010	Actual	Adjusted(1)	Currency	Portfolio
Profit	840	1,450	(42)%
Profit margin	9.2%	16.2%
New orders	9,304	9,075	3%	2%	1%	0%
Revenue	9,110	8,951	2%	1%	1%	0%

(1)	Excluding currency translation and portfolio effects.
     The Healthcare Sector posted a profit of €840 million for the first nine months of fiscal 2011, down from €1.450 billion in the prior-year period. Nine-month profit was burdened in the first quarter by €32 million and in the third quarter by €381 million negative impacts related to particle therapy projects. Profit was also held back by the Sector’s €43 million share of the special employee remuneration allocation mentioned earlier and a reserve of €19 million related to a customer loan and receivables in the audiology business. In contrast, nine-month profit in the prior year benefited from €79 million of the pension curtailment gain discussed earlier and the gain of €40 million related to the Sector ceasing consolidation of a former subsidiary due to loss of control mentioned above for the third quarter.
     Profit at Diagnostics for the first nine months was €238 million, below €338 million in the prior-year period, due in part to a less favorable business mix and the increase in valuation allowances for receivables triggered by a debt rating downgrade related to Greece. For comparison, Diagnostics profit the first nine months a year earlier benefited from €22 million of the pension curtailment gain. In the current nine months, PPA effects related to past acquisitions were €127 million. A year earlier, PPA effects in the first nine months totaled €131 million.
     Year-to-date orders for Healthcare increased 3% compared to the prior-year period on broad-based growth across its businesses. Nine-month revenue for the Healthcare Sector came in 2% higher compared to the prior-year period, including the approximately €100 million negative revenue effect related to shifting the focus of particle therapy projects mentioned above for the quarter. On a geographic basis, the Sector recorded higher orders and revenue in the regions Asia, Australia and the Americas offsetting a decline in Europe, C.I.S., Africa, Middle East. On a global basis, emerging markets showed positive growth for both revenue and orders including a double-digit increase in China. On an organic basis, Sector volume growth was 2% for orders and 1% for revenue. Healthcare’s book-to-bill ratio was slightly above 1 in the first nine months of fiscal 2011.
     Orders and revenue for Diagnostics rose 2% compared to the prior-year period. Both orders and revenue showed double-digit growth in Asia, Australia, a decline in the Americas and stable demand in Europe, C.I.S., Africa, Middle East.

Equity Investments
     Equity Investments generated a loss of €85 million in the third quarter of fiscal 2011, due to an equity investment loss of €116 million related to our share in NSN. NSN reported to Siemens that it took restructuring charges and integration costs totaling €68 million. In the third quarter a year earlier, these charges and costs totaled €114 million and the result related to NSN was a negative €81 million. For Equity Investments overall, the prior-year result was a positive €2 million.
     In the first nine months of fiscal 2011, Equity Investments recorded a profit of €22 million compared to a loss of €10 million in the same period a year earlier. The positive swing includes a gain of €91 million on the sale of Siemens’ 49% stake in KMW in the current period, higher than the equity investment income recorded from our share in KMW in the first nine months a year earlier. The result related to our share in NSN was an equity investment loss of €204 million compared to a loss of €291 million in the first nine months a year earlier. NSN reported to Siemens that it took restructuring charges and integration costs totaling €125 million compared to €329 million a year earlier.
     We expect continued volatility in Equity Investments results in coming quarters.

Financial Services (SFS)

	Three months			Nine months
	ended June 30,			ended June 30,
	2011	2010	% Change	2011	2010	% Change
	(in millions of €)			(in millions of €)
Profit	89	112	(20)%	305	308	(1)%

				June 30,	September 30,
				2011	2010

Total assets				12,832	12,506	3%
     Financial Services posted €89 million in profit (defined as income before income taxes) in the third quarter, below the level of the prior-year quarter. The decline is due primarily to an impairment on its equity stake in a power plant project in the U.S. due to unexpectedly adverse market conditions.
     Financial Services profit of €305 million in the first nine months of fiscal 2011 was nearly level with the prior-year nine-month period. Lower results in the equity business including the impairment mentioned above for the third quarter were offset primarily by higher results in the commercial finance business driven by higher interest results and lower credit hits. Total assets increased to €12.832 billion, due to net growth in the commercial finance business partly offset by negative currency translation effects.
     In December 2010, Siemens received authorization from Germany’s Federal Financial Supervisory Authority (Bundesanstalt für Finanzdienstleistungsaufsicht — BaFin) to engage in banking operations. The Siemens Bank GmbH will support sales at the company’s three Sectors — Industry, Energy and Healthcare — by expanding, with loans and guarantees, the product portfolio of Siemens’ financial services unit in the area of sales financing, in particular. Through wholesale deposit banking activities the bank will also increase the flexibility of Siemens’ internal financing operations and further improve risk management.

Reconciliation to Consolidated Financial Statements
     Reconciliation to Consolidated Financial Statements includes Centrally managed portfolio activities, SRE and various categories of items which are not allocated to the Sectors and to SFS because Management has determined that such items are not indicative of the Sectors’ and SFS’ respective performance.
Centrally managed portfolio activities
     Centrally managed portfolio activities posted a loss of €25 million in the third quarter compared to a loss of €50 million in the same quarter a year earlier. That prior period included higher losses related to the remaining former business activities of Siemens IT Solutions and Services that were not classified as discontinued operations and were therefore retroactively reclassified as Centrally managed portfolio activities. In addition, the prior-year quarter included a loss of €13 million related to the electronics assembly systems business, which was sold in the second quarter of fiscal 2011.
     For the first nine months of fiscal 2011, the result of Centrally managed portfolio activities was a loss of €17 million, compared to a loss of €84 million a year earlier. The improvement is due mainly to the electronics assembly systems business. In the current nine-month period, a loss on the disposal of the business was more than offset by a positive result from operating activities, compared to a net loss of €49 million in the same period a year earlier. In addition, the prior-year period included higher losses related to the remaining former business activities of Siemens IT Solutions and Services reclassified as Centrally managed portfolio activities.
Siemens Real Estate
     Income before income taxes at Siemens Real Estate (SRE) was €49 million in the third quarter, down from €107 million in the same period a year earlier which included higher income related to the disposal of real estate. During the current quarter, assets with a book value of €63 million were transferred to SRE as part of Siemens’ program to bundle its real estate assets into SRE and to implement further measures to increase the efficiency of these assets.
     Income before income taxes at SRE for the first nine months of fiscal 2011 was €148 million, down from €275 million in the prior-year period. The change year-over-year was due in part to lower income related to the disposal of real estate in the current period. Assets with a book value of €476 million were transferred to SRE during the current nine-month period as part of the real estate bundling program. SRE expects to incur costs associated with the program in coming quarters, and to continue with real estate disposals depending on market conditions.
Corporate items and pensions
     Corporate items and pensions totaled a negative €56 million in the third quarter compared to a negative €78 million in the same period a year earlier. This improvement was driven by Centrally carried pension expense, which swung to a positive €10 million from a negative €38 million in the prior-year period, due primarily to lower interest costs and a higher expected return on plan assets.
     Corporate items were a negative €66 million in the third quarter, compared to a negative €40 million in the same period a year earlier. The net gain related to a major asset retirement obligation was €2 million in the current quarter, compared to a net gain of €64 million in the prior-year period which included a gain of €60 million due to revised assumptions, a negative interest-related effect from the measurement of this obligation, and a positive effect from related hedging activities not qualifying for hedge accounting.
     For the first nine months of fiscal 2011, Corporate items and pensions totaled a positive €141 million, compared to a negative €157 million in the prior-year period. Within this change, Centrally carried pension expense improved to a positive €57 million in the current nine-month period, from a negative €137 million in the same period a year earlier, due primarily to a higher expected return on plan assets and lower interest costs.

     Corporate items contributed a positive €84 million in the first nine months of fiscal 2011, compared to a negative €20 million in the same period a year earlier. The current period benefited from management’s allocation of a substantial part of the €267 million in special employee remuneration that was accrued within Corporate items in the fourth quarter of fiscal 2010. Within this part is the €240 million that was debited to the Sectors for management reporting purposes; charges were made to Industry of €128 million, to Energy of €69 million and to Healthcare of €43 million. In addition, the current nine-month period included net charges related to legal and regulatory matters. For comparison, the prior-year period benefited from gains in connection with compliance-related matters, including a gain of €84 million related to an agreement with the provider of the Siemens’ directors and officers liability insurance, a net gain related to settlements with former members of Siemens’ Managing Board and Supervisory Board, and total gains of €40 million related to the recovery of funds frozen by authorities.
Eliminations, Corporate Treasury and other reconciling items
     Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €38 million in the third quarter compared to a negative €125 million in the same period a year earlier. The improvement occurred within Corporate Treasury. While both periods were negatively affected by changes in fair market values for interest rate derivatives not qualifying for hedge accounting due to declining interest rates, the effect was more modest in the current period.
     Income before income taxes from Eliminations, Corporate Treasury and other reconciling items was a negative €113 million in the first nine months of fiscal 2011, compared to a negative €169 million in the same period a year earlier. The improvement occurred within Corporate Treasury, which included positive effects related to the divestment of financial assets as well as positive changes in fair market values for interest rate derivatives not qualifying for hedge accounting.

Reconciliation to adjusted EBITDA (continuing operations)
The following table gives additional information on topics included in Profit and Income before income taxes and provides a reconciliation to adjusted EBITDA.
We report adjusted EBIT and adjusted EBITDA as a performance measure. The closest comparable GAAP figure under IFRS is Net income as reported in our “Consolidated Statements of Income.”
For further information regarding adjusted EBIT and adjusted EBITDA, please refer to the end of this Interim group management report.
For the nine months ended June 30, 2011 and 2010 (in millions of €)

			Income (loss)								Depreciation
			from investments								and impairments
			accounted for								of property, plant
			using the equity		Financial income		Adjusted				and equipment		Adjusted		Adjusted
	Profit(1)(2)		method, net(3)		(expense), net(4)		EBIT(5)		Amortization(6)		and goodwill(7)		EBITDA		EBITDA margin
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010
Sectors and Divisions
Industry Sector	2,577	1,974	23	8	(7)	(13)	2,561	1,979	263	251	317	316	3,141	2,546	13.2%	11.8%
Industry Automation	1,016	681	7	(2)	1	2	1,009	682	134	133	71	65	1,214	880
Drive Technologies	780	534	2	(1)	—	(1)	778	536	34	33	111	106	923	675
Building Technologies	274	267	5	5	(1)	1	270	261	63	55	63	66	395	382
Industry Solutions	189	121	4	4	(4)	(5)	189	122	21	19	40	43	249	184
Mobility	304	361	4	3	(3)	(11)	303	369	11	10	32	35	346	415
Energy Sector	3,510	2,458	38	56	826	(16)	2,647	2,418	63	69	274	252	2,984	2,738	15.0%	15.0%
Fossil Power Generation	2,426	1,074	19	14	829	(11)	1,577	1,071	11	13	87	86	1,675	1,170
Renewable Energy	152	246	(14)	8	4	(3)	162	240	13	21	50	39	226	300
Oil & Gas	337	337	—	—	(3)	(1)	340	338	20	20	45	43	405	401
Power Transmission	408	500	31	28	(2)	1	379	471	7	8	63	56	450	535
Power Distribution	182	281	1	6	(2)	(2)	183	276	12	8	24	24	220	308
Healthcare Sector	840	1,450	5	11	13	10	822	1,429	241	219	244	259	1,307	1,907	14.3%	21.3%
therein: Diagnostics	238	338	—	—	5	5	233	333	142	140	164	176	538	648

Total Sectors	6,927	5,882	66	74	831	(19)	6,029	5,826	567	539	835	826	7,432	7,192

Equity Investments	22	(10)	6	(59)	11	28	5	22	—	—	—	—	5	22
Financial Services (SFS)	305	308	63	66	212	212	31	30	7	5	199	243	236	277
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	(17)	(84)	7	8	—	3	(24)	(95)	2	1	3	8	(18)	(86)
Siemens Real Estate (SRE)	148	275	—	—	(60)	(39)	207	314	1	1	195	198	404	513
Corporate items and pensions	141	(157)	—	—	100	(90)	41	(67)	9	11	35	37	85	(19)
Eliminations, Corporate Treasury and other reconciling items	(113)	(169)	30	2	(57)	(73)	(87)	(98)	—	—	(39)	(45)	(125)	(143)

Siemens	7,413	6,044	172	91	1,037	22	6,204	5,931	587	557	1,227	1,267	8,018	7,756

(1)	Profit of the Sectors and Divisions as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes. Profit of Siemens is Income from continuing operations before income taxes. For a reconciliation of Income from continuing operations before income taxes to Net income see Consolidated Statements of Income.

(2)	Beginning with fiscal 2011, central infrastructure costs which were formerly reported in Corporate items will be allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and is charged in set portions in all four quarters. Presentation of prior-year information has been adjusted to conform to the current-year presentation.

(3)	Includes impairments and reversals of impairments of investments accounted for using the equity method.

(4)	Includes impairment of non-current available-for-sale financial assets. For Siemens, Financial income (expense), net comprises Interest income, Interest expense and Other financial income (expense), net as reported in the Consolidated Statements of Income.

(5)	Adjusted EBIT is Income from continuing operations before income taxes less Financial income (expense), net and Income (loss) from investments accounted for using the equity method, net.

(6)	Amortization and impairments, net of reversals, of intangible assets other than goodwill.

(7)	Depreciation and impairments of property, plant and equipment, net of reversals. Includes impairments of goodwill of €- in the current period and €- in the prior-year period, respectively.

Due to rounding, numbers presented may not add up precisely to totals provided.

Liquidity, capital resources and requirements
Cash flow — First nine months of fiscal 2011 compared to first nine months of fiscal 2010
     The following discussion presents an analysis of our cash flows for the first nine months of fiscal 2011 and 2010 for both continuing and discontinued operations. Discontinued operations include primarily OSRAM and Siemens IT Solutions and Services, which were classified as discontinued operations during the second quarter of fiscal 2011.
     We report Free cash flow as a supplemental liquidity measure, which is defined as net cash provided by (used in) operating activities less cash used for additions to intangible assets and property, plant and equipment. We believe that the presentation of Free cash flow provides useful information to investors because it gives an indication of the long-term cash-generating ability of our business and our ability to pay for discretionary and non-discretionary expenditures not included in the measure, such as dividends, debt repayment or acquisitions. We also use Free cash flow to compare cash generation among the segments of our business. Free cash flow should not be considered in isolation or as an alternative to measures of cash flow calculated in accordance with IFRS. For further information about the usefulness and limitations of this measure please refer to “Notes and forward-looking statements.”

						Continuing and
Free Cash Flow		Continuing operations		Discontinued operations		discontinued operations
		Nine months ended June 30,
(in millions of €)		2011	2010	2011	2010	2011	2010
Net cash provided by (used in):(1)
Operating activities	A	3,707	5,284	(309)	128	3,398	5,412
Investing activities		(354)	(1,240)	(865)	(318)	(1,219)	(1,558)
Herein: Additions to intangible assets and property, plant and equipment	B	(1,302)	(1,172)	(369)	(182)	(1,671)	(1,354)
Free cash flow(1), (2)	A+B	2,405	4,112	(678)	(54)	1,727	4,058

(1)	For information regarding the item Net cash provided by (used in) financing activities please refer to the discussion below.

(2)	The closest comparable financial measure of Free cash flow under IFRS is the item Net cash provided by (used in) operating activities. Net cash provided by (used in) operating activities from continuing operations as well as from continuing and discontinued operations is reported in our “Consolidated Statements of Cash Flow.” The item Additions to intangible assets and property, plant and equipment from continuing operations is reconciled to the figures as reported in the “Consolidated Statements of Cash Flow” in the “Notes to Condensed Interim Consolidated Financial Statements.” Other companies that report Free cash flow may define and calculate this measure differently.
     Cash flows from operating activities — Operating activities in continuing and discontinued operations provided net cash of €3.398 billion in the first nine months of fiscal 2011, compared to net cash provided of €5.412 billion in the prior-year period.
     Within the total, continuing operations provided net cash of €3.707 billion in the first nine months of fiscal 2011, compared to net cash provided of €5.284 billion in the same period a year earlier. The decrease in cash flow from operating activities was due primarily to an increased build-up of net working capital in Total Sectors associated with growth, partly offset by cash inflows driven by an increase in Siemens’ profit supported by double-digit gross profit increases in Industry and Energy. The increase in net working capital primarily included an increased build-up in inventories mainly in the Energy Sector. The current nine-month period included cash outflows for personnel-related expenses of €0.3 billion in connection with the previously disclosed special remuneration for non-management employees. For comparison, the prior-year nine-month period included higher cash outflows related to staff reduction measures. In addition, in the current period we received also lower dividends which related mainly to our investment in BSH Bosch und Siemens Hausgeräte GmbH.
     Discontinued operations used net cash of €309 million in the first nine months of fiscal 2011, compared to net cash provided of €128 million in the prior-year period. The current period included primarily cash outflows related to establishing Siemens IT Solutions and Services as a separate legal group, including for carve-out activities and personnel-related matters.
     Cash flows from investing activities — Investing activities in continuing and discontinued operations used net cash of €1.219 billion in the first nine months of fiscal 2011, compared to net cash used of €1.558 billion in the prior-year period.

     Within the total, net cash used in investing activities for continuing operations amounted to €354 million in the first nine months of fiscal 2011 compared to net cash used of €1.240 billion in the prior-year period. Lower cash outflows in the current nine months are due mainly to higher proceeds from sales of investments, intangibles and property, plant and equipment, which rose to €1.966 billion from €455 million in the prior-year period. Sales of investments of €1.543 billion in the current nine months primarily included proceeds of €1.7 billion from the sale of our stake in Areva NP in the second quarter of fiscal 2011, subsequently reduced by €0.7 billion in the third quarter of fiscal 2011 due to the arbitration decision as mentioned earlier, as well as the proceeds from the sale of our 49% minority stake in KMW. Cash inflows for the current nine-month period also included higher proceeds from real estate disposals at SRE than in the prior-year period. In contrast, cash outflows of €595 million for the increase in receivables from financing activities relate primarily to the net growth in the commercial finance business at SFS. Whereas, a decrease in receivables from financing activities in the prior-year period resulted in cash inflows of €27 million. Cash outflows for acquisitions, net of cash acquired, of €243 million in the first nine months of fiscal 2011 relate primarily to acquisitions of entities within the Industry and Energy Sectors. For comparison, the prior-year period included cash outflows of €437 million including €0.3 billion for the acquisition of Solel Solar Systems, a solar thermal power technology company. Purchases of investments in the first nine months of fiscal 2011 primarily include cash outflows relating to the build-up of our solar thermal business and the first installment payment for our equity investment in A2SEA A/S, a supplier of offshore wind park installation services.
     Discontinued operations used net cash of €865 million in the first nine months of fiscal 2011, compared to net cash used of €318 million in the prior-year period. The current period included payments in advance of €254 million for the acquisition of Siteco, which will be integrated into OSRAM, supplemental pension plan funding in Germany for the pension liabilities of Siemens IT Solutions and Services and higher capital expenditures compared to the prior-year period.
     Free cash flow from continuing and discontinued operations amounted to a positive €1.727 billion in the first nine months of fiscal 2011 compared to a positive €4.058 billion in the prior-year period.
     Total Free cash flow from continuing operations amounted to a positive €2.405 billion in the first nine months of fiscal 2011, compared to a positive €4.112 billion a year earlier. The change year-over-year was due primarily to the decrease in net cash provided by operating activities as discussed above. Cash used for additions to intangible assets and property, plant and equipment increased from €1.172 billion in the prior-year period to €1.302 billion in the current nine months, due primarily to increased capital expenditures in the Industry Sector.
     On a sequential basis Free cash flow during fiscal 2010 and the first nine months of fiscal 2011 was as follows:

     Cash flows from financing activities — Financing activities from continuing and discontinued operations used net cash of €3.182 billion in the first nine months of fiscal 2011, compared to €2.495 billion of net cash used in the prior-year nine-months period.

     Within the total, continuing operations used net cash of €4.356 billion in the first nine months of fiscal 2011, compared to net cash used of €2.685 billion in the same period a year earlier. The increase in cash outflows was due primarily to a payment of €1.0 billion related to the binding offer to purchase additional shares in order to increase our stake in our publicly listed Indian subsidiary Siemens Ltd. from about 55% to a maximum of 75%. In addition dividends paid to shareholders (for fiscal 2010) in the current nine months period were €2.356 billion, up from €1.388 billion paid (for fiscal 2009) in the prior-year period. These cash outflows were partly offset by cash inflows from changes in short-term debt and other financing activities of €354 million, due mainly to cash inflows related to the settlement of financial derivatives used to hedge currency exposure in our financing activities. For comparison cash outflows from changes in short-term debt and other financing activities of €755 million in the prior-year period included the repayment of commercial paper and payments related to the settlement of financial derivatives used to hedge currency exposure in our financing activities.
     In the first nine months of fiscal 2011 we recorded cash outflows of €1.152 billion for financing of discontinued operations, compared to cash outflows of €194 million in the same period a year earlier. Discontinued operations are financed principally from Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.
Capital resources and requirements
     Our capital resources consist of a variety of short- and long-term financial instruments including but not limited to loans from financial institutions, commercial paper, medium-term notes and bonds. In addition, other capital resources consist of liquid resources such as cash and cash equivalents, future cash flows from operating activities and current available-for-sale financial assets.
     Our capital requirements include, among others, scheduled debt service, regular capital spending, ongoing cash requirements from operating, Corporate Treasury and SFS financing activities, dividend payments, pension plan funding, portfolio activities including substantial cash outflows in coming quarters in connection with our divestment of Siemens IT Solutions and Services and cash outflows in connection with restructuring measures.
     Siemens defines Net debt as total debt less total liquidity. Management uses the Net debt measure for internal corporate finance management, as well as for external communication with investors, analysts and rating agencies, and accordingly we believe that the presentation of Net debt is useful for those concerned. Net debt should not, however, be considered in isolation or as an alternative to short-term debt and long-term debt as presented in accordance with IFRS.
     A key consideration for us is maintenance of ready access to the capital markets through various debt products and preservation of our ability to repay and service our debt obligation over time. As an indicator for optimizing our capital structure, we use the ratio of the item Adjusted industrial net debt to the item Adjusted EBITDA. Starting in fiscal 2011 we have advanced the definition of this ratio and present prior-year information on a comparable basis.
     For further information on our capital resources and requirements as well as on our capital structure see “Financial position — Capital resources and requirements,” “Financial position — Capital Structure” and “Notes to Consolidated Financial Statements” in our Annual Report for fiscal 2010. For further information about the usefulness and limitations of Net debt and relating to the ratio of the item Adjusted industrial net debt to the item Adjusted EBITDA and its advanced definition please refer to “Additional information for supplemental financial measures” in our Annual Report for fiscal 2010 and to “Notes and forward-looking statements.”

	June 30,	September 30,
(in millions of €)	2011	2010
Short-term debt and current maturities of long-term debt(1)	4,971	2,416
Plus: Long-term debt(1)	14,191	17,497
Less: Cash and cash equivalents	(13,006)	(14,108)
Less: Current available-for-sale financial assets	(425)	(246)

Net debt(2)	5,731	5,560
Less: SFS debt	(10,384)	(10,028)
Plus: Pension plans and similar commitments	5,997	8,464
Plus: Credit guarantees	573	597
Less: 50% nominal amount hybrid bond(3)	(865)	(886)
Less: Fair value hedge accounting adjustment(4)	(808)	(1,518)

Adjusted industrial net debt(5)	243	2,189

(1)	The item Short-term debt and current maturities of long-term debt as well as the item Long-term debt included in total fair value hedge accounting adjustments of €808 million as of June 30, 2011 and €1.518 billion as of September 30, 2010.

(2)	We typically need a considerable portion of our cash and cash equivalents as well as current available-for-sale financial assets at any given time for purposes other than debt reduction. The deduction of these items from total debt in the calculation of Net debt therefore should not be understood to mean that these items are available exclusively for debt reduction at any given time. Net debt comprises components as stated on the Consolidated Statements of Financial Position.

(3)	The adjustment for our hybrid bond considers the calculation of this financial ratio applied by rating agencies to classify 50% of our hybrid bond as equity and 50% as debt. This assignment reflects the characteristics of our hybrid bond such as a long maturity date and subordination to all senior and debt obligations.

(4)	Debt is generally reported with a value representing approximately the amount to be repaid. However for debt designated in a hedging relationship (fair value hedges), this amount is adjusted by changes in market value mainly due to changes in interest rates. Accordingly we deduct these changes in market value in order to end up with an amount of debt that approximately will be repaid. We believe, this is a more meaningful figure for the calculation presented above. For further information on fair value hedges see “Notes to Consolidated Financial Statements” in our Annual Report for fiscal 2010.

(5)	Due to rounding, numbers presented may not add up precisely to totals provided.
     The following discussion presents an analysis of changes in the item Adjusted industrial net debt in the first nine months of fiscal 2011.
     Net debt was €5.731 billion as of June 30, 2011, compared to €5.560 billion as of September 30, 2010. Within Net debt, the item Short-term debt and current maturities of long-term debt increased by €2.555 billion compared to the end of the prior fiscal year, due mainly to the reclassification of €1.550 billion in 5.25% medium-term notes, USD500 million in floating rate notes (USD LIBOR + 0.15%) and USD750 million in 5.5% notes from the item Long-term debt to the item Short-term debt and current maturities of long-term debt. Long-term debt decreased by €3.306 billion compared to the end of the prior fiscal year, primarily due to the above-mentioned reclassification of notes, a lower fair value hedge accounting adjustment and currency translation effects. Current available-for-sale financial assets increased from €246 million as of September 30, 2010 to €425 million as of June 30, 2011 due primarily to the reclassification of funds. For further information regarding the increase in the item Cash and cash equivalents please refer to “Cash flow — First nine months of fiscal 2011 compared to first nine months of fiscal 2010” above. For further information on the decrease in the liability for pension plans and similar commitments see “Funding of pension plans and similar commitments.”
     The €2.0 billion in 5.75% notes, maturing in July 2011, were repaid after the end of the third quarter.
     The ratio of the item Adjusted industrial net debt to the item Adjusted EBITDA for the three and the nine months ended June 30, 2011 and for the fiscal year ended September 30, 2010 was as follows:

	Three months ended	Nine months ended	Fiscal year ended
(in millions of €)	June 30, 2011	June 30, 2011	September 30, 2010
Adjusted EBITDA (continuing operations)	2,319	8,018	9,804
Adjusted industrial net debt / adjusted EBITDA (continuing operations) (1)	0.03	0.02	0.22

(1)	In order to calculate this ratio, adjusted EBITDA (continuing operations) needs to be annualized.

Credit ratings
     On April 18, 2011, Standard & Poor’s (S&P) revised its outlook for Siemens’ credit rating from “stable” to “positive.” A rating outlook indicates the potential direction of a long-term credit rating over the medium-term. At the same time, S&P affirmed our “A+” long-term credit rating and raised our short-term corporate credit rating from “A-1” to “A-1+.” This is the highest short-term rating within the S&P’s short-term rating scale. S&P announced that the rating action reflects Siemens’ solid operating and financial performance throughout the 2008 to 2010 global financial and economic downturn. The upgrade of our short-term rating is based on S&P’s assessment of Siemens’ liquidity.
     Moody’s Investor Service made no rating changes.
     We expect no significant impact on our funding costs as a consequence of the revised rating outlook or the upgrade of our short-term rating by S&P.

Funding of pension plans and similar commitments
     Funded status, pension plan assets and defined benefit obligation of Siemens’ pension plans as well as funded status of Siemens predominantly unfunded other post-employment benefit plans presented below include combined amounts related to continuing operations as well as discontinued operations for Siemens IT Solutions and Services and for OSRAM. For more information on Siemens’ pension plans and similar commitments and the allocation between continuing and discontinued operations of the respective net amounts, see “Notes to Condensed Interim Consolidated Financial Statements.”
     At the end of the first nine months of fiscal 2011, the combined funded status of Siemens’ pension plans showed an underfunding of €5.4 billion, compared to an underfunding of €7.4 billion at the end of fiscal 2010. The improvement in funded status since September 30, 2010 is due primarily to an increase in the discount rate assumption as of June 30, 2011, which decreased Siemens’ estimated defined benefit obligation (DBO). Furthermore contributing to the improvement in funded status were employer contributions, which included supplemental pension plan fundings in Germany and in the U.K. The DBO decrease and improvement in funded status was only partly offset by accrued service and interest costs.
     The estimated DBO for Siemens’ pension plans amounted to €28.6 billion as of June 30, 2011, €2.9 billion lower than the DBO of €31.5 billion as of September 30, 2010. The difference is due to a significant increase in the discount rate assumption as of June 30, 2011, only slightly offset by the net of service and interest cost less benefits paid during the nine-month period ended June 30, 2011. Furthermore, during the third quarter of fiscal 2011, Siemens transferred its major pension plan in the Netherlands to the industry pension fund PME. The PME will be accounted for as a defined contribution plan with a resulting decrease in DBO amounting to €0.8 billion.
     The fair value of plan assets of Siemens’ funded pension plans as of June 30, 2011, was €23.2 billion, compared to €24.1 billion on September 30, 2010. In the first nine months of fiscal 2011, employer contributions amounted to €983 million compared to €507 million in the prior-year period. In fiscal 2011 contributions include €241 million supplemental pension plan funding in Germany for the pension liabilities of Siemens IT Solutions and Services. The funding was contributed to the newly established separate Siemens IT Solutions and Services Pension Trusts in anticipation of the disposal of the business to AtoS. Contributions in the first nine months in both fiscal 2011 and 2010 include a supplemental pension plan funding in the U.K. The decrease in plan assets was due mainly to benefits paid during the nine-month period as well as due to the transfer of plan assets to the industry pension fund PME in the Netherlands amounting to €0.7 billion. The actual return on plan assets of Siemens’ funded pension plans for the first nine months of fiscal 2011 amounted to a negative €79 million, compared to the expected return for the first nine months of fiscal 2011 of €1,116 million which corresponds to a 6.4% annual return. While equity investments yielded positive results in the first nine months, fixed-income investments performed negatively.
     The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans amounted to an underfunding of €0.8 billion, both at the end of the first nine months of fiscal 2011 and as of September 30, 2010.

Report on risks and opportunities
     Within the scope of its entrepreneurial activities and the variety of its operations, Siemens encounters numerous risks and opportunities which could negatively or positively affect business development. For the early recognition and successful management of relevant risks and opportunities we employ a number of coordinated risk management and control systems. Risk management facilitates the sustainable protection of our future corporate success and is an integral part of all our decisions and business processes.
     In our Annual Report for fiscal 2010 we described certain risks which could have a material adverse effect on our financial condition, including effects on assets, liabilities and cash flows, and results of operations, certain opportunities as well as the design of our risk management system.
     As previously disclosed, we may be exposed to risks relating to the interruption of the supply chain, including the inability of third parties to deliver parts, components and services on time, and we may be subject to rising raw material prices. In particular, we may be exposed to the risk of delays and interruptions of the supply chain as a consequence of natural disasters, such as those which have recently occurred in Japan, should we be unable to identify alternative sources of supply in a timely manner or at all. A general shortage of materials, components or sub-components as a result of natural disasters also bears the risk of unforeseeable fluctuations in prices and demand, which might adversely affect our results of operations.
     Furthermore we have previously disclosed that our financial condition and results of operations may be adversely affected by portfolio measures. With respect to dispositions, we may not be able to divest some of our activities as planned, and the divestitures we do carry out could have a negative impact on our financial condition, results of operations and, potentially, our reputation. For information on portfolio measures see “Portfolio activities.”
     During the first nine months of fiscal 2011 we identified no further significant risks and opportunities besides those presented in our Annual Report for fiscal 2010 and in the sections of this Interim Report entitled “Overview of financial results for the third quarter of fiscal 2011 (Three months ended June 30, 2011),” “Segment information analysis,” and “Legal proceedings.” Additional risks not known to us or that we currently consider immaterial could also impair our business operations. We do not expect to incur any risks that alone or in combination would appear to jeopardize the continuity of our business.
     For information concerning forward-looking statements, please also refer to “Notes and forward-looking statements” at the end of this Interim group management report.

Legal proceedings
     For information on legal proceedings, see “Notes to Condensed Interim Consolidated Financial Statements.”
Outlook for fiscal 2011
     We expect organic order intake to show a significant increase compared to order intake of €74.055 billion for continuing operations in fiscal 2010. Supported also by our already strong order backlog, we expect revenue, which was €68.978 billion for continuing operations in fiscal 2010, to return to mid-single-digit organic growth. We further anticipate income from continuing operations to be at least €7.5 billion. Income from continuing operations in fiscal 2010 was €4.262 billion.
     For fiscal 2010, orders, revenue and income from continuing operations exclude results from OSRAM and Siemens IT Solutions and Services which are reported as discontinued operations in fiscal 2011.
     This outlook excludes the negative impact of €472 million after taxes related to the arbitration decision mentioned earlier and other effects from legal and regulatory matters that may arise.

Notes and forward-looking statements
     New orders and order backlog; adjusted or organic growth rates of revenue and new orders; book-to-bill ratio; Total Sectors Profit; return on equity (after tax), or ROE (after tax); return on capital employed (adjusted), or ROCE (adjusted); Free cash flow; cash conversion rate, or CCR; adjusted EBITDA; adjusted EBIT; adjusted EBITDA margins, earnings effects from purchase price allocation, or PPA effects; net debt and adjusted industrial net debt are or may be non-GAAP financial measures. These supplemental financial measures should not be viewed in isolation as alternatives to measures of Siemens’ financial condition, results of operations or cash flows as presented in accordance with IFRS in its Consolidated Financial Statements. Other companies that report or describe similarly titled financial measures may calculate them differently. Definitions of these supplemental financial measures, a discussion of the most directly comparable IFRS financial measures, information regarding the usefulness of Siemens’ supplemental financial measures, the limitations associated with these measures and reconciliations to the most comparable IFRS financial measures are available on Siemens’ Investor Relations website at www.siemens.com/nonGAAP. For additional information, see “Supplemental financial measures” and the related discussion in Siemens’ Annual Report on Form 20-F for fiscal 2010, which can be found on our Investor Relations website or via the EDGAR system on the website of the United States Securities and Exchange Commission.
     This document contains forward-looking statements and information — that is, statements related to future, not past, events. These statements may be identified by words such as “expects,” “looks forward to,” “anticipates,” “intends,” “plans,” “believes,” “seeks,” “estimates,” “will,” “project” or words of similar meaning. Such statements are based on the current expectations and certain assumptions of Siemens’ management, and are, therefore, subject to certain risks and uncertainties. A variety of factors, many of which are beyond Siemens’ control, affect Siemens’ operations, performance, business strategy and results and could cause the actual results, performance or achievements of Siemens to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements. In particular, Siemens is strongly affected by changes in general economic and business conditions as these directly impact its processes, customers and suppliers. This may negatively impact our revenue development and the realization of greater capacity utilization as a result of growth. Yet due to their diversity, not all of Siemens’ businesses are equally affected by changes in economic conditions; considerable differences exist in the timing and magnitude of the effects of such changes. This effect is amplified by the fact that, as a global company, Siemens is active in countries with economies that vary widely in terms of growth rate. Uncertainties arise from, among other things, the risk of customers delaying the conversion of recognized orders into revenue or cancelling recognized orders, of prices declining as a result of adverse market conditions by more than is currently anticipated by Siemens’ management or of functional costs increasing in anticipation of growth that is not realized as expected. Other factors that may cause Siemens’ results to deviate from expectations include developments in the financial markets, including fluctuations in interest and exchange rates (in particular in relation to the U.S. dollar and the currencies of emerging markets such as China, India and Brazil), in commodity and equity prices, in debt prices (credit spreads) and in the value of financial assets generally. Any changes in interest rates or other assumptions used in calculating obligations for pension plans and similar commitments may impact Siemens’ defined benefit obligations and the anticipated performance of pension plan assets resulting in unexpected changes in the funded status of Siemens’ pension and other post-employment benefit plans. Any increase in market volatility, deterioration in the capital markets, decline in the conditions for the credit business, uncertainty related to the subprime, financial market and liquidity crises, or fluctuations in the future financial performance of the major industries served by Siemens may have unexpected effects on Siemens’ results. Furthermore, Siemens faces risks and uncertainties in connection with: disposing of business activities, certain strategic reorientation measures; the performance of its equity interests and strategic alliances; the challenge of integrating major acquisitions, implementing joint ventures and other significant portfolio measures; the introduction of competing products or technologies by other companies or market entries by new competitors; changing competitive dynamics (particularly in developing markets); the risk that new products or services will not be accepted by customers targeted by Siemens; changes in business strategy; the interruption of our supply chain, including the inability of third parties to deliver parts, components and services on time resulting for example from natural disasters; the outcome of pending investigations, legal proceedings and actions resulting from the findings of, or related to the subject matter of, such investigations; the potential impact of such investigations and proceedings on Siemens’ business, including its relationships with governments and other customers; the potential impact of such matters on Siemens’ financial statements, and various other factors. More detailed information about certain of the risk factors affecting Siemens is contained throughout this report and in Siemens’ other filings with the SEC, which are available on the Siemens website, www.siemens.com, and on the SEC’s website, www.sec.gov. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, actual results may vary materially from those described in the relevant forward-looking statement as expected, anticipated, intended, planned, believed, sought, estimated or projected. Siemens neither intends to, nor assumes any obligation to, update or revise these forward-looking statements in light of developments which differ from those anticipated.

SIEMENS
CONSOLIDATED STATEMENTS OF INCOME (unaudited)
For the three and nine months ended June 30, 2011 and 2010
(in millions of €, per share amounts in €)

		Three months		Nine months
		ended June 30,		ended June 30,
	Note	2011	2010	2011	2010
Revenue		17,844	17,425	53,164	49,575
Cost of goods sold and services rendered		(12,665)	(12,125)	(36,815)	(34,731)

Gross profit		5,179	5,300	16,349	14,844
Research and development expenses		(940)	(868)	(2,771)	(2,473)
Marketing, selling and general administrative expenses		(2,581)	(2,510)	(7,498)	(6,922)
Other operating income	3	106	188	444	648
Other operating expense	4	(34)	(83)	(320)	(166)
Income (loss) from investments accounted for using the equity method, net		(43)	41	172	91
Interest income	5	550	513	1,641	1,504
Interest expense	5	(424)	(436)	(1,278)	(1,309)
Other financial income (expense), net	5	(736)	(110)	674	(173)

Income from continuing operations before income taxes		1,077	2,035	7,413	6,044
Income taxes		(314)	(607)	(1,630)	(1,740)

Income from continuing operations		763	1,428	5,783	4,304
Income (loss) from discontinued operations, net of income taxes	2	(262)	7	(693)	160

Net income		501	1,435	5,090	4,464

Attributable to:
Non-controlling interests		39	24	117	98
Shareholders of Siemens AG		462	1,411	4,973	4,366
Basic earnings per share	15
Income from continuing operations		0.83	1.62	6.48	4.86
Income (loss) from discontinued operations		(0.30)	—	(0.78)	0.17

Net income		0.53	1.62	5.70	5.03

Diluted earnings per share	15
Income from continuing operations		0.82	1.60	6.41	4.81
Income (loss) from discontinued operations		(0.30)	—	(0.78)	0.17

Net income		0.52	1.60	5.63	4.98

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (unaudited)
For the three and nine months ended June 30, 2011 and 2010
(in millions of €)

	Three months		Nine months
	ended June 30,		ended June 30,
	2011	2010	2011	2010
Net income	501	1,435	5,090	4,464
Currency translation differences	(101)	1,144	(308)	2,136
Available-for-sale financial assets	16	(2)	(15)	25
Derivative financial instruments	(40)	(336)	64	(653)
Actuarial gains and losses on pension plans and similar commitments	(311)	(1,014)	799	(1,643)

Other comprehensive income, net of tax (1)	(436)	(208)	540	(135)

Total comprehensive income	65	1,227	5,630	4,329

Attributable to:
Non-controlling interests	31	65	91	191
Shareholders of Siemens AG	34	1,162	5,539	4,138

(1)	Includes income (expense) resulting from investments accounted for using the equity method of €(18) and €46, respectively, for the three months ended June 30, 2011 and 2010, and €1 and €50 for the nine months ended June 30, 2011 and 2010, respectively.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
As of June 30, 2011 (unaudited) and September 30, 2010
(in millions of €)

	Note	6/30/11	9/30/10
ASSETS
Current assets
Cash and cash equivalents		13,006	14,108
Available-for-sale financial assets		425	246
Trade and other receivables		13,747	14,971
Other current financial assets		3,007	2,610
Inventories		15,874	14,950
Income tax receivables		808	790
Other current assets		1,277	1,258
Assets classified as held for disposal	2	5,708	715

Total current assets		53,852	49,648

Goodwill	6	15,241	15,763
Other intangible assets	7	4,381	4,969
Property, plant and equipment		9,965	11,748
Investments accounted for using the equity method		4,450	4,724
Other financial assets		9,829	11,296
Deferred tax assets		2,927	3,940
Other assets		676	739

Total assets		101,321	102,827

LIABILITIES AND EQUITY
Current liabilities
Short-term debt and current maturities of long-term debt	8	4,971	2,416
Trade payables		6,634	7,880
Other current financial liabilities		1,677	1,401
Current provisions	10	4,809	5,138
Income tax payables		1,702	1,816
Other current liabilities		20,387	21,794
Liabilities associated with assets classified as held for disposal	2	3,126	146

Total current liabilities		43,306	40,591

Long-term debt	8	14,191	17,497
Pension plans and similar commitments	9	5,997	8,464
Deferred tax liabilities		687	577
Provisions	10	2,989	3,332
Other financial liabilities		739	990
Other liabilities		1,870	2,280

Total liabilities		69,779	73,731

Equity	11
Common stock, no par value (1)		2,743	2,743
Additional paid-in capital		5,985	5,986
Retained earnings		25,577	22,998
Other components of equity		(258)	(8)
Treasury shares, at cost (2)		(3,055)	(3,373)

Total equity attributable to shareholders of Siemens AG		30,992	28,346

Non-controlling interests		550	750

Total equity		31,542	29,096

Total liabilities and equity		101,321	102,827

(1)	Authorized: 1,117,803,421 and 1,111,513,421 shares, respectively. Issued: 914,203,421 and 914,203,421 shares, respectively.

(2)	40,187,119 and 44,366,416 shares, respectively.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CASH FLOW (unaudited)
For the nine months ended June 30, 2011 and 2010
(in millions of €)

		Nine months
		ended June 30,
	Note	2011	2010
Cash flows from operating activities
Income from continuing operations		5,783	4,304
Adjustments to reconcile net income to cash provided
Amortization, depreciation and impairments		1,814	1,824
Income taxes		1,630	1,740
Interest (income) expense, net		(363)	(195)
(Gains) losses on sales and disposals of businesses, intangibles and property, plant and equipment, net		(176)	(301)
(Gains) losses on sales of investments, net (1)		(979)	(22)
(Gains) losses on sales and impairments of current available-for-sale financial assets, net		(2)	(2)
(Income) losses from investments (1)		(26)	(98)
Other non-cash (income) expenses		215	(377)
Change in current assets and liabilities
(Increase) decrease in inventories		(2,136)	(711)
(Increase) decrease in trade and other receivables		(285)	208
(Increase) decrease in other current assets		(464)	48
Increase (decrease) in trade payables		(274)	(547)
Increase (decrease) in current provisions (2)		(77)	332
Increase (decrease) in other current liabilities (2)		274	146
Change in other assets and liabilities (2)		(241)	(349)
Additions to assets held for rental in operating leases		(448)	(421)
Income taxes paid		(1,310)	(1,283)
Dividends received		209	488
Interest received		563	500

Net cash provided by (used in) operating activities — continuing operations		3,707	5,284
Net cash provided by (used in) operating activities — discontinued operations		(309)	128
Net cash provided by (used in) operating activities		3,398	5,412
Cash flows from investing activities
Additions to intangible assets and property, plant and equipment		(1,302)	(1,172)
Acquisitions, net of cash acquired		(243)	(437)
Purchases of investments (1)		(345)	(146)
Purchases of current available-for-sale financial assets		(15)	(125)
(Increase) decrease in receivables from financing activities		(595)	27
Proceeds and (payments) from sales of investments, intangibles and property, plant and equipment (1)		1,966	455
Proceeds and (payments) from disposals of businesses		167	117
Proceeds from sales of current available-for-sale financial assets		13	41

Net cash provided by (used in) investing activities — continuing operations		(354)	(1,240)
Net cash provided by (used in) investing activities — discontinued operations		(865)	(318)
Net cash provided by (used in) investing activities		(1,219)	(1,558)
Cash flows from financing activities
Proceeds from re-issuance of treasury stock and proceeds (payments) relating to other transactions with owners	11	(770)	92
Proceeds from issuance of long-term debt		113	—
Repayment of long-term debt (including current maturities of long-term debt)		(37)	—
Change in short-term debt and other financing activities		354	(755)
Interest paid		(364)	(343)
Dividends paid	11	(2,356)	(1,388)
Dividends paid to non-controlling interest holders		(144)	(97)
Financing discontinued operations(3)		(1,152)	(194)

Net cash provided by (used in) financing activities — continuing operations		(4,356)	(2,685)
Net cash provided by (used in) financing activities — discontinued operations		1,174	190
Net cash provided by (used in) financing activities		(3,182)	(2,495)
Effect of exchange rates on cash and cash equivalents		(23)	376
Net increase (decrease) in cash and cash equivalents		(1,026)	1,735
Cash and cash equivalents at beginning of period		14,227	10,204

Cash and cash equivalents at end of period		13,201	11,939
Less: Cash and cash equivalents of assets classified as held for disposal and discontinued operations at end of period		195	110

Cash and cash equivalents at end of period (Consolidated Statements of Financial Position)		13,006	11,829

(1)	Investments include equity instruments either classified as non-current available-for-sale financial assets, accounted for using the equity method or classified as held for disposal. Purchases of Investments includes certain loans to Investments accounted for using the equity method.

(2)	The current portion within provisions and accruals of the prior period was reclassified to conform to the current period presentation.

(3)	Discontinued operations are financed principally through Corporate Treasury. The item Financing discontinued operations includes these intercompany financing transactions.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY (unaudited)
For the nine months ended June 30, 2011 and 2010
(in millions of €)

			Total comprehensive income
					Other components of equity
						Available-				Total equity
		Additional			Currency	for-sale	Derivative		Treasury	attributable
	Common	paid-in	Retained		translation	financial	financial		shares	to shareholders	Non-controlling	Total
	stock	capital	earnings		differences	assets	instruments	Total	at cost	of Siemens AG	interests	equity
Balance at October 1, 2009	2,743	5,946	22,646		(1,294)	76	161	21,589	(3,632)	26,646	641	27,287

Net income	—	—	4,366		—	—	—	4,366	—	4,366	98	4,464
Other comprehensive income, net of tax	—	—	(1,640	) (1)	2,038	25	(651)	(228)	—	(228)	93	(135	)(2)
Dividends	—	—	(1,388)		—	—	—	(1,388)	—	(1,388)	(173)	(1,561)
Share-based payment	—	11	(17)		—	—	—	(17)	—	(6)	—	(6)
Re-issuance of treasury stock	—	(20)	—		—	—	—	—	201	181	—	181
Other changes in equity	—	—	(53)		4	—	—	(49)	—	(49)	30	(19)

Balance at June 30, 2010	2,743	5,937	23,914		748	101	(490)	24,273	(3,431)	29,522	689	30,211

Balance at October 1, 2010	2,743	5,986	22,998		(115)	95	12	22,990	(3,373)	28,346	750	29,096

Net income	—	—	4,973		—	—	—	4,973	—	4,973	117	5,090
Other comprehensive income, net of tax	—	—	799	(1)	(282)	(15)	64	566	—	566	(26)	540	(2)
Dividends	—	—	(2,356)		—	—	—	(2,356)	—	(2,356)	(163)	(2,519)
Share-based payment	—	(29)	(13)		—	—	—	(13)	—	(42)	—	(42)
Re-issuance of treasury stock	—	28	—		—	—	—	—	318	346	—	346
Transactions with non-controlling interests (3)	—	—	(834)		(17)	—	—	(851)	—	(851)	(122)	(973)
Other changes in equity	—	—	10		—	—	—	10	—	10	(6)	4

Balance at June 30, 2011	2,743	5,985	25,577		(414)	80	76	25,319	(3,055)	30,992	550	31,542

(1)	Retained earnings includes actuarial gains and losses on pension plans and similar commitments of €799 and €(1,640), respectively, in the nine months ended June 30, 2011 and 2010.

(2)	In the nine months ended June 30, 2011 and 2010, Other comprehensive income, net of tax includes non-controlling interests of €— and €(3) relating to Actuarial gains and losses on pension plans and similar commitments, €(26) and €98 relating to Currency translation differences, €— and €— relating to Available-for-sale financial assets and €— and €(2) relating to Derivative financial instruments.

(3)	Includes the acquisition of additional subsidiary shares in Siemens Ltd., India.
The accompanying Notes are an integral part of these Interim Consolidated Financial Statements.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the three months ended June 30, 2011 and 2010 and as of September 30, 2010
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment		impairments(5)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	6/30/11	9/30/10	2011	2010	2011	2010	2011	2010
Sectors
Industry	11,806	7,657	7,755	7,299	327	271	8,082	7,570	872	710	8,418	7,823	604	771	161	117	195	194
Energy	8,027	8,061	6,696	6,393	80	70	6,776	6,462	263	875	2,519	805	375	1,108	158	130	108	117
Healthcare	3,016	3,260	2,848	3,126	10	26	2,858	3,152	8	482	10,892	11,952	574	706	78	85	160	169

Total Sectors	22,848	18,978	17,299	16,818	417	367	17,716	17,184	1,144	2,067	21,829	20,580	1,553	2,584	398	331	463	480
Equity Investments	—	—	—	—	—	—	—	—	(85)	2	2,954	3,319	117	388	—	—	—	—
Financial Services (SFS)	293	195	283	164	10	29	293	193	89	112	12,832	12,506	71	12	16	36	58	89
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	71	237	83	186	1	6	85	191	(25)	(50)	(380)	(457)	(35)	(8)	1	3	1	3
Siemens Real Estate (SRE)	545	500	104	119	442	368	546	487	49	107	4,861	5,067 (6)	(58)	(12)	113	73	65	68
Corporate items and pensions	114	152	75	138	38	27	113	166	(56)	(78)	(7,407)	(9,644)	(255)	(28)	13	15	15	15
Eliminations, Corporate Treasury and other reconciling items	(934)	(883)	—	—	(909)	(796)	(909)	(796)	(38)	(125)	66,631	71,455	(402)	(848)	(1)	(5)	(13)	(14)

Siemens	22,937	19,179	17,844	17,425	—	—	17,844	17,425	1,077	2,035	101,321	102,827	992	2,088	540	453	590	640

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets; since fiscal 2011, Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

(6)	As of September 30, 2010, Total assets of SRE amounts to €4,554 after netting of certain intercompany finance receivables with certain intercompany finance liabilities.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
SEGMENT INFORMATION (continuing operations — unaudited)
As of and for the nine months ended June 30, 2011 and 2010 and as of September 30, 2010
(in millions of €)

															Additions to
															intangible assets		Amortization,
			External		Intersegment		Total						Free		and property, plant		depreciation and
	New orders(1)		revenue		revenue		revenue		Profit(2)		Assets(3)		cash flow(4)		and equipment		impairments(5)
	2011	2010	2011	2010	2011	2010	2011	2010	2011	2010	6/30/11	9/30/10	2011	2010	2011	2010	2011	2010
Sectors
Industry	28,985	21,658	22,817	20,887	911	782	23,728	21,669	2,577	1,974	8,418	7,823	1,771	2,065	394	293	580	567
Energy	25,990	21,061	19,638	18,030	224	230	19,862	18,260	3,510	2,458	2,519	805	1,017	2,529	365	327	337	321
Healthcare	9,304	9,075	9,067	8,897	43	54	9,110	8,951	840	1,450	10,892	11,952	1,255	1,602	191	231	485	478

Total Sectors	64,278	51,794	51,521	47,814	1,179	1,066	52,700	48,880	6,927	5,882	21,829	20,580	4,043	6,196	951	852	1,402	1,366
Equity Investments	—	—	—	—	—	—	—	—	22	(10)	2,954	3,319	117	402	—	—	—	—
Financial Services (SFS)	737	597	693	545	45	52	737	597	305	308	12,832	12,506	279	253	33	82	205	247
Reconciliation to Consolidated Financial Statements
Centrally managed portfolio activities	381	574	410	467	8	18	417	485	(17)	(84)	(380)	(457)	(83)	(111)	4	7	6	9
Siemens Real Estate (SRE)	1,607	1,408	310	360	1,299	1,034	1,610	1,394	148	275	4,861	5,067 (6)	(138)	24	280	207	196	199
Corporate items and pensions	349	462	231	389	107	95	337	484	141	(157)	(7,407)	(9,644)	(1,052)	(1,016)	37	35	44	48
Eliminations, Corporate Treasury and other reconciling items	(2,928)	(2,369)	—	—	(2,637)	(2,265)	(2,637)	(2,265)	(113)	(169)	66,631	71,455	(761)	(1,637)	(3)	(10)	(39)	(45)

Siemens	64,425	52,466	53,164	49,575	—	—	53,164	49,575	7,413	6,044	101,321	102,827	2,405	4,112	1,302	1,172	1,814	1,824

(1)	This supplementary information on New orders is provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.

(2)	Profit of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is earnings before financing interest, certain pension costs and income taxes. Certain other items not considered performance indicative by Management may be excluded. Profit of SFS and SRE is Income before income taxes.

(3)	Assets of the Sectors as well as of Equity Investments and Centrally managed portfolio activities is defined as Total assets less income tax assets, less non-interest bearing liabilities/provisions other than tax liabilities. Assets of SFS and SRE is Total assets; since fiscal 2011, Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

(4)	Free cash flow represents net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. Free cash flow of the Sectors, Equity Investments and Centrally managed portfolio activities primarily exclude income tax, financing interest and certain pension related payments and proceeds. Free cash flow of SFS, a financial services business, and of SRE includes related financing interest payments and proceeds; income tax payments and proceeds of SFS and SRE are excluded.

(5)	Amortization, depreciation and impairments contains amortization and impairments, net of reversals of impairments, of intangible assets other than goodwill as well as depreciation and impairments of property, plant and equipment, net of reversals of impairments.

(6)	As of September 30, 2010, Total assets of SRE amounts to €4,554 after netting of certain intercompany finance receivables with certain intercompany finance liabilities.
Due to rounding, numbers presented may not add up precisely to totals provided.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
1. Basis of presentation
     The accompanying Condensed Interim Consolidated Financial Statements (Interim Consolidated Financial Statements) present the operations of Siemens AG and its subsidiaries (the Company or Siemens). The Interim Consolidated Financial Statements have been prepared in accordance with International Financial Reporting Standards (IFRS) and its interpretations issued by the International Accounting Standards Board (IASB), as adopted by the European Union (EU). The Interim Consolidated Financial Statements also comply with IFRS as issued by the IASB.
     Siemens prepares and reports its Interim Consolidated Financial Statements in euros (€). Siemens is a German based multinational corporation with a balanced business portfolio of activities predominantly in the fields of electronics and electrical engineering.
     Interim Consolidated Financial Statements—The accompanying Consolidated Statement of Financial Position as of June 30, 2011, the Consolidated Statements of Income for the three and nine months ended June 30, 2011 and 2010, the Consolidated Statements of Comprehensive Income for the three and nine months ended June 30, 2011 and 2010, the Consolidated Statements of Cash Flow for the nine months ended June 30, 2011 and 2010, the Consolidated Statements of Changes in Equity for the nine months ended June 30, 2011 and 2010 and the explanatory Notes to Consolidated Financial Statements are unaudited and have been prepared for interim financial information. These Interim Consolidated Financial Statements are condensed and prepared in compliance with International Accounting Standard (IAS) 34, Interim Financial Reporting, and shall be read in connection with Siemens’ Annual IFRS Consolidated Financial Statements as of September 30, 2010 (Consolidated Financial Statements). The interim financial statements apply the same accounting principles and practices as those used in the 2010 annual financial statements. In the opinion of management, these unaudited Interim Consolidated Financial Statements include all adjustments of a normal and recurring nature necessary for a fair presentation of results for the interim periods. Results for the three and nine months ended June 30, 2011, are not necessarily indicative of future results.
     The Interim Consolidated Financial Statements were authorized for issue by the Managing Board on July 29, 2011.
     Financial statement presentation—Information disclosed in the Notes relates to Siemens unless stated otherwise.
     Basis of consolidation—The Interim Consolidated Financial Statements include the accounts of Siemens AG and its subsidiaries, which are directly or indirectly controlled. Control is generally conveyed by ownership of the majority of voting rights. Additionally, the Company consolidates special purpose entities (SPEs) when, based on the evaluation of the substance of the relationship with Siemens, the Company concludes that it controls the SPE. To determine when the Company should consolidate based on substance, Siemens considers the circumstances listed in SIC-12.10 as additional indicators regarding a relationship in which Siemens controls an SPE. Siemens looks at these SIC-12.10 circumstances as indicators and always privileges an analysis of individual facts and circumstances on a case-by-case basis. Associated companies—companies in which Siemens has the ability to exercise significant influence over operating and financial policies (generally through direct or indirect ownership of 20 percent to 50 percent of the voting rights)—are recorded in the Consolidated Financial Statements using the equity method of accounting. Companies in which Siemens has joint control are also accounted for under the equity method.
     Business combinations—Business combinations are accounted for under the acquisition method. The cost of an acquisition is measured at the fair value of the assets given and liabilities incurred or assumed at the date of exchange. Acquisition-related costs are expensed in the period incurred. Identifiable assets acquired and liabilities assumed in a business combination (including contingent liabilities) are measured initially at their fair values at the acquisition date, irrespective of the extent of any non-controlling interest. Uniform accounting policies are applied. Any changes to contingent consideration classified as a liability at the acquisition date are recognized in profit and loss. Non-controlling interests may be measured at their fair value (full-goodwill-methodology) or at the proportional fair value of assets acquired and liabilities assumed. After initial recognition, non-controlling interests may show a deficit balance since both profits and losses are allocated to the shareholders based on their equity interests. In business combinations achieved in stages, any previously held equity interest in the acquiree is remeasured to its acquisition date fair value. If there is no loss of control, transactions with non-controlling interests are accounted for as equity transactions not affecting profit and loss. At the date control is lost, any retained equity interests are re-measured to fair value.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Discontinued operations and non-current assets held for disposal—Discontinued operations are reported when a component of an entity comprising operations and cash flows that can be clearly distinguished, operationally and for financial reporting purposes, from the rest of the entity is classified as held for disposal or has been disposed of, if the component either (a) represents a separate major line of business or geographical area of operations and (b) is part of a single co-ordinated plan to dispose of a separate major line of business or geographical area of operations or (c) is a subsidiary acquired exclusively with a view to resale. In the Consolidated Statements of Income of the reporting period and of the comparable period, income and expenses from discontinued operations are reported separately from income and expenses from continuing operations. In the Consolidated Statements of Cash Flow the cash flows from discontinued operations are presented separately from cash flows of continuing operations; prior periods are presented on a comparable basis. In order to present the financial effects of a discontinued operation revenues and expenses arising from intragroup transactions are eliminated except for those revenues and expenses that are considered to continue after the disposal of the discontinued operation. In any case no profit or loss is recognized for intragroup transactions.
     Siemens classifies a non-current asset or a disposal group as held for disposal if its carrying amount will be recovered principally through a sale transaction rather than through continuing use. For this to be the case, the asset or disposal group must be available for immediate sale in its present condition subject only to terms that are usual and customary for sales of such assets or disposal groups and its sale must be highly probable. Non-current assets classified as held for disposal and disposal groups are measured at the lower of their carrying amount and fair value less costs to sell.
     Use of estimates—The preparation of financial statements requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent amounts at the date of the financial statements as well as reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.
     Income taxes—In interim periods, tax expense is based on the current estimated annual effective tax rate.
     Reclassifications—The presentation of certain prior-year information has been reclassified to conform to the current year presentation.
     Recent accounting pronouncements, not yet adopted—In May 2011, the IASB published its improvements to the accounting and disclosure requirements for consolidation, off balance sheet activities and joint arrangements by issuing IFRS 10, Consolidated Financial Statements, IFRS 11, Joint Arrangements, IFRS 12, Disclosure of Interests in Other Entities and consequential amendments to IAS 27, Separate Financial Statements (amended 2011) and IAS 28, Investments in Associates and Joint Ventures (amended 2011).
     IFRS 10 supersedes the requirements relating to consolidated financial statements in IAS 27, Consolidated and Separate Financial Statements (amended 2008) and also supersedes SIC-12, Consolidation — Special Purpose Entities. IFRS 11 supersedes IAS 31, Interests in Joint Ventures (amended 2008) and SIC-13, Jointly Controlled Entities — Non-Monetary Contributions by Venturers. IFRS 12 replaces disclosure requirements in IAS 27, Consolidated and Separate Financial Statements (amended 2008), IAS 28, Investments in Associates and IAS 31, Interests in Joint Ventures (amended 2008).
     IFRS 10 builds on existing principles by identifying a comprehensive concept of control as the determining factor in whether an entity should be included within the Consolidated Financial Statements. The standard provides additional guidance to assist in the determination of control where this is difficult to assess. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Major changes in relation to current guidance might relate to the assessment of control in situations when an investor holds less than a majority of voting rights, however, has the practical ability to direct the relevant activities of the investee unilaterally by other means.
     IFRS 11 provides guidance for the accounting of joint arrangements by focusing on the rights and obligations of the arrangement, rather than its legal form. IFRS 11 classifies joint arrangements into two types — joint operations and joint ventures: A joint operation is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint operators) have rights to the assets, and obligations for the liabilities, relating to the arrangement. A joint venture is a joint arrangement whereby the parties that have joint control of the arrangement (i.e. joint venturers) have rights to the net assets of the arrangement. IFRS 11 requires a joint operator to recognize and measure the assets and liabilities (and recognize the related revenues and expenses) in relation to its interest in the arrangement applicable to the particular assets, liabilities, revenues and expenses. A joint venturer is required to recognize an investment and to account for that investment using the equity method.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     IFRS 12 is a new and comprehensive standard on disclosure requirements for all forms of interests in other entities, including joint arrangements, associates, structured entities and off balance sheet vehicles. The standard requires an entity to disclose information that enables users of financial statements to evaluate the nature of, and risks associated with, its interests in other entities and the effects of those interests on its financial position, financial performance and cash flows.
     IAS 27 (amended 2011) now only contains requirements relating to separate financial statements as a result of the issuance of the new standard IFRS 10.
     According to the amendment of IAS 28 an entity shall account for an investment, or a portion of an investment, in an associate or a joint venture as held for sale if it meets the relevant criteria. Any retained portion of an investment in an associate or a joint venture that has not been classified as held for sale shall be accounted for using the equity method until disposal of the portion that is classified as held for sale takes place.
     IFRS 10, 11, 12 and the consequential amendments to IAS 27 and IAS 28 are effective for annual periods beginning on or after January 1, 2013. These new or amended standards may be adopted early, but must be adopted as a package, that is, all as of the same date, except that an entity may early adopt the disclosure provisions for IFRS 12 (without adopting the other new standards). The standards are to be applied on a retrospective basis. IFRS 10, 11, 12, and the consequential amendments to IAS 27 and IAS 28 are not endorsed by the European Union yet. The Company is currently assessing the impact of the adoption on the Company’s Consolidated Financial Statements and will determine an adoption date.
     In May 2011, the IASB issued IFRS 13, Fair Value Measurement. The new standard does not determine if a fair value measurement is applicable for certain assets and liabilities, but merely defines fair value and standardizes disclosure requirements for fair value measurements. The new standard is applicable for annual periods beginning on or after January 1, 2013; early adoption is permitted. IFRS 13 is not endorsed by the European Union yet. Regarding financial instruments, the majority of changes required by IFRS 13 have already been introduced, mainly by amendments to IFRS 7, Financial Instruments: Disclosures. Hence, only a minor impact is expected for financial assets and financial liabilities. The Company is currently assessing the impact of the adoption concerning non-financial assets and liabilities on the Company’s Consolidated Financial Statements and will determine an adoption date.
     In June 2011, the IASB issued IAS 19, Employee Benefits. The amended IAS 19 eliminates the corridor approach and requires recognition of actuarial gains and losses in Other Comprehensive Income. These changes will have no impact on the Company because the Company does not apply the corridor approach and already recognizes changes in actuarial gains and losses in Other Comprehensive Income. The amended IAS 19, in addition, replaces the expected return on assets and interest costs on the defined benefit obligation with a single net interest component. Past service cost will be recognized fully in the period of the related plan amendment. The amendments to IAS 19 also change the requirements for termination benefits and include enhanced presentation and disclosure requirements. The standard is effective for annual periods beginning on or after January 1, 2013. Early application is permitted. The Company is currently assessing the impact of adopting the amended IAS 19 on the Company’s Consolidated Financial Statements and will determine an adoption date.
     In October 2010, the IASB issued amendments to IFRS 7, Financial Instruments: Disclosures, which enhance the disclosure requirements, hence maintain the derecognition model of IAS 39. The amendments increase the disclosure requirements for transfers of financial assets where the transferor retains continuing involvement in the transferred asset; additional disclosures are required if a disproportionate amount of transfer transactions are undertaken around the end of a reporting period. The amendment is applicable for annual reporting periods beginning on or after July 1, 2011; early adoption is permitted. The Company expects no material impact on the Company’s Consolidated Financial Statements as a result of adopting the amendment.
The IASB issued various other pronouncements, which do not have a material impact on Siemens’ Consolidated Financial Statements.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
2. Acquisitions, dispositions and discontinued operations
     a) Acquisitions
     In February 2011, Siemens signed an agreement to acquire a controlling interest of 100 percent in Siteco Lighting GmbH (Siteco) in a share deal transaction. Siteco is a leading European lighting company that supplies luminaries and lighting systems for urban infrastructures such as public and commercial buildings, streets, tunnels, airports and sports stadiums. The transaction closed and the purchase price allocation was started by Siemens at the beginning of July 2011. The current period includes purchase price payments in advance of €254 related to the preliminary determined purchase price for this acquisition. Siteco will be integrated into OSRAM, which is presented in discontinued operations.
     In January 2011, Siemens made a binding offer to purchase additional shares in order to increase its stake in its publicly listed Indian subsidiary Siemens Ltd. from about 55 percent to a maximum of 75 percent. The Company offered the shareholders of Siemens Ltd. to purchase their shares for a price of INR 930 per share (written put). The offer period began on March 25, 2011 and ended on April 13, 2011. The offer was accepted in full until that date and the transaction was completed at the end of April 2011. At the date of public announcement, the purchase was accounted for as acquisition of non-controlling interests qualifying as a transaction between shareholders, as present ownership was transferred. As a result, line items Retained earnings and Non-controlling interests decreased by €857 and €121, respectively. Transaction costs, net of tax, were deducted from equity. Other comprehensive income was proportionally reallocated between line items Non-controlling interests and Total equity attributable to shareholders of Siemens AG.
     At the beginning of November 2009, Siemens completed the acquisition of 100 percent of Solel Solar Systems Ltd. (Solel), a solar thermal power technology company. The purchase price allocation (PPA) for the Solel acquisition has been completed during the quarter ended December 31, 2010 resulting in Goodwill of €193 based on the final PPA. The provisional numbers for the fair value measurement of intangible assets and for the purchase price have been confirmed. For further information on Solel, see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2010.
     b) Dispositions and discontinued operations
For further information on disposals prior to fiscal 2011 see also Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2010.
          ba) Dispositions not qualifying for discontinued operations: closed transactions
     In March 2011, an independent expert, appointed by Siemens and Areva S.A. (Areva) based on the rules set forth in the shareholders’ agreement, determined the fair market value (purchase price) of Siemens’ 34 percent share in the joint venture Areva NP S.A.S. at €1,620 upon which Siemens received a payment of €1,747 from Areva. In addition to the externally determined fair market value, the sale proceeds include other adjusting components based on the shareholders’ agreement and further contractual arrangements between Siemens and Areva, namely interest accretion on the purchase price and a reimbursement of a mandatory capital injection from Areva to Siemens. Following the receipt of the expert opinion and the payment, our shares, previously accounted for as available-for-sale financial asset held for disposal at the Energy Sector, were transferred to Areva and derecognized at Siemens.
     In May 2011, an arbitral tribunal of the International Chamber of Commerce (ICC) ruled on the modalities of Siemens’ exit from the joint venture Areva NP S.A.S. According to the final award of the arbitral tribunal, Siemens had to pay Areva an amount of €679 including interest. For further information on the arbitration proceedings, see Note 13.
     The overall earnings impact of the termination of the joint venture Areva NP S.A.S. is included in line item Other financial income — see Note 5 for further information.
     In January 2011, the sale of the 49 percent interest in Krauss-Maffei Wegmann GmbH & Co. KG (KMW) to Wegmann Group was closed after the approval of the antitrust authorities and the receipt of the second purchase price installment. The gain on the sale of KMW, which used to be reported in Equity Investments, is included in line item Income from investments accounted for using the equity method, net and amounts to €91.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     At the end of July 2010, Siemens signed an agreement to sell its Electronics Assembly Systems business (EA), which was reported in Centrally managed portfolio activities, to ASM Pacific Technology Ltd. The transaction closed at the beginning of January 2011. Total losses on disposal of EA amount to €108, including a gain of €14 and a loss of €1 for the three and nine months ended June 30, 2011.
     In December 2010, Siemens completed the transfer of its 19.8 percent stake in GIG Holding GmbH (owner of all shares of Gigaset Communications GmbH) to ARQUES Industries AG.
     In the three and nine months ended June 30, 2011, Siemens completed the disposition of further entities which are not significant individually.
     At the end of December 2009, Siemens sold its 25 percent minority stake in Dräger Medical AG & Co. KG to the majority shareholder Drägerwerk AG & Co. KGaA. The investment was accounted for using the equity method at the Healthcare Sector. The sale proceeds include a cash component, a vendor loan component and an option component, which is dependent on the share-price performance of the Drägerwerk AG & Co. KGaA.
     Regarding the disposition of the Airfield Solutions business of the Industry Sector in November 2009, see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2010.
          bb) Dispositions not qualifying for discontinued operations: held for disposal
     The Consolidated Statement of Financial Position as of June 30, 2011, includes €72 of assets and €5 of liabilities classified as held for disposal, which do not qualify as discontinued operations.
          bc) Discontinued operations
     General
     Net results of discontinued operations presented in the Consolidated Statements of Income in the three and nine months ended June 30, 2011 amounts to €(262) (thereof €41 income tax), and €(693) (thereof €78 income tax) compared to the three and nine months ended June 30, 2010 of €7 (thereof €(14) income tax) and €160 (thereof €(103) income tax), respectively. Those relate to OSRAM, Siemens IT Solutions and Services, Siemens VDO Automotive (SV) and the former operating segment Communications (Com).
     Net income from continuing operations and from discontinued operations attributable to shareholders of Siemens AG amount to €722 and €(260), respectively, in the three months ended June 30, 2011 and to €1,407 and €4, respectively, in the three months ended June 30, 2010. Net income from continuing operations and from discontinued operations attributable to the shareholders of Siemens AG amount to €5,657 and €(684), respectively, in the nine months ended June 30, 2011, and to €4,214 and €152, respectively, in the nine months ended June 30, 2010.
     OSRAM — discontinued operations, assets and liabilities held for disposal
     In March 2011, Siemens announced that it plans to publicly list its subsidiary OSRAM GmbH in fall of 2011. Siemens intends to retain a minority stake in the future OSRAM AG, in which it intends to remain a long-term anchor shareholder. The conditions for OSRAM to be classified as held for disposal and discontinued operations were fulfilled as of the end of the second quarter of fiscal 2011. For information on the held for disposal criteria, see Note 1.
     The results of OSRAM are disclosed as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
*****

	Three months ended		Nine months ended
	June 30,		June 30,
	2011	2010	2011	2010
Revenue	1,162	1,153	3,703	3,429
Expenses	(1,062)	(1,037)	(3,308)	(3,033)
Costs to sell (carve-out costs)	(9)	—	(9)	—

Pretax profit from discontinued operations	91	116	386	396

Income taxes on ordinary activities	(38)	(42)	(134)	(142)
Income taxes on costs to sell (carve-out costs)	3	—	3	—

Income from discontinued operations, net of income taxes	56	74	255	254

     The assets and liabilities of OSRAM are presented as held for disposal in the Consolidated Statements of Financial Position as of June 30, 2011 and are measured at the lower of their previous carrying amount and fair value less costs to sell. The carrying amounts of the major classes of assets and liabilities of OSRAM were as follows:

June 30,
2011
Trade and other receivables	755
Inventories	1,074
Goodwill	127
Other intangible assets	76
Property, plant and equipment	1,475
Deferred tax assets	323
Financial assets	380
Other assets	210

Assets classified as held for disposal	4,420

Trade payables	535
Current provisions	72
Other current liabilities	396
Pension plans and similar commitments	294
Other liabilities	234

Liabilities associated with assets classified as held for disposal	1,531

     Revenue resulting from transactions between OSRAM and joint ventures and associates of Siemens in the three months ended June 30, 2011 and 2010 amounted to €39 and €34, respectively. Revenue resulting from transactions between OSRAM and joint ventures and associates of Siemens in the nine months ended June 30, 2011 and 2010 amounted to €121 and €95, respectively. Expenses resulting from transactions between OSRAM and joint ventures and associates of Siemens in the three months ended June 30, 2011 and 2010 amounted to €2 and €6, respectively. Expenses resulting from transactions between OSRAM and joint ventures and associates of Siemens in the nine months ended June 30, 2011 and 2010 amounted to €5 and €13, respectively. As of June 30, 2011, receivables from and liabilities to joint ventures and associates are €35 and €5, respectively. For further information regarding related party transactions refer to Note 17.
     Siemens IT Solutions and Services — discontinued operations, assets and liabilities held for disposal
     In December 2010, Siemens and Atos S.A. (AtoS) signed an option agreement (written call option) which granted AtoS the right to acquire Siemens IT Solutions and Services. In February 2011, AtoS exercised its option to acquire Siemens IT Solutions and Services in exchange for 12.5 million newly issued shares in AtoS with a five-year lock-up commitment, a five-year convertible bond of €250 (nominal value) and a cash payment of €177 which was initially negotiated at an amount of €186 and was reduced in the third quarter of fiscal 2011 due to changes in the transaction scope following further negotiations between the parties. Furthermore, Siemens will provide extensive support in order to foster the Siemens IT Solutions and Services’ business success including, among others, up to €250 to the integration and training costs as well as further protections and guarantees. Related to the transaction is a seven-year outsourcing contract worth around €5.5 billion, under which AtoS will provide managed services and system integration to Siemens.
     Closing of the transaction was on July 1, 2011 following clearance for the transaction by the antitrust authorities in March 2011 and approval from AtoS’ shareholders on July 1, 2011.
     The conditions for Siemens IT Solutions and Services to be classified as held for disposal and discontinued operations were fulfilled from the second quarter of fiscal 2011. For information on the held for disposal criteria, see Note 1.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The results of Siemens IT Solutions and Services with the exception of certain business activities which remain in the Siemens Group are presented as discontinued operations in the Company’s Consolidated Statements of Income for all periods presented. Business activities which remain with Siemens primarily relate to project HERKULES, which is reported in line item Centrally managed portfolio activities of Segment information and continues to be accounted for under the equity method. For information on HERKULES see Note 29 to the Company’s Consolidated Financial Statements as of September 30, 2010.

	Three months ended		Nine months ended
	June 30,		June 30,
	2011	2010	2011	2010
Revenue	933	968	2,705	2,830
Expenses	(1,217)	(1,035)	(3,078)	(2,955)
Loss on the measurement to fair value less costs to sell and on the disposal of the disposal group constituting the discontinued operations	(90)	(20)	(734)	(26)

Pretax loss from discontinued operations	(374)	(87)	(1,107)	(151)

Income taxes on ordinary activities	54	19	89	36
Income taxes on the loss on the measurement to fair value less costs to sell and on the disposal of the disposal group constituting the discontinued operations	15	6	198	8

Loss from discontinued operations, net of income taxes	(305)	(62)	(820)	(107)

     For the three and nine months ended June 30, 2011, line item Expenses includes personnel-related matters associated with establishing Siemens IT Solutions and Services as a separate legal entity which is a wholly-owned, consolidated subsidiary of Siemens AG. Siemens IT Solutions and Services also initiated the integration program envisaged at signing of the Option Agreement in December and recorded restructuring charges at an amount of €261 in the third quarter of fiscal 2011, which are included in line item Expenses. As previously disclosed and presented above, Siemens will provide support to AtoS at an amount of €250 in relation to this integration program.
     The loss recognised on the measurement of Siemens IT Solutions and Services to fair value less costs to sell includes impairments that have been recognised in the first quarter of fiscal 2011 and in the second and third quarter of fiscal 2011, respectively. Based on revised expectations regarding the recoverable amount, the entering into the Option agreement with AtoS in December 2010, represented a triggering event for an impairment test. Siemens IT Solutions and Services was reviewed for impairment following the accounting guidance for continuing operations as the criteria for a presentation as held for disposal were not fulfilled as of December 2010. The impairment test was conducted in the form of a comparison of the fair value less costs to sell with the carrying amount of Siemens IT Solutions and Services to be disposed. The fair market value was assumed to be represented by the consideration that AtoS committed itself to pay for the transfer of Siemens IT Solutions and Services less commitments entered into by Siemens. As a result, an impairment charge of €136 was recognised in the first quarter of fiscal 2011, to reduce the carrying amount of goodwill, representing the entire goodwill of Siemens IT Solutions and Services.
     Upon classification as held for disposal and discontinued operations in the second quarter of fiscal 2011, a further impairment of non-current assets in the measurement scope was recognised. Other intangible assets and property, plant and equipment (including leased assets) totalling €464 were fully impaired.
     The impairment test as of June 30, 2011 led to a further loss of €309. This loss is partly offset by a reversal of the second quarter impairment in the third quarter of fiscal 2011 to the extent of €250 related to the integration program: The obligation to provide support to AtoS in connection with the integration program was already included in the impairment calculation conducted in the second quarter of fiscal 2011. In the reporting period the restructuring measure was recognized as employee benefits liability and presented in the line item Expenses, as described above. In total, the loss identified in the third quarter of fiscal 2011 resulted in an asset impairment of €59 presented in the line item Loss on the measurement to fair value less costs to sell, fully writing off all non-current assets of Siemens IT Solutions and Services in the measurement scope.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The assets and liabilities of Siemens IT Solutions and Services are presented as held for disposal on the Consolidated Statements of Financial Position as of June 30, 2011 and measured at the lower of their previous carrying amount and fair value less costs to sell. The carrying amounts of the major classes of assets and liabilities of Siemens IT Solutions and Services were as follows:

June 30,
2011
Trade and other receivables	421
Inventories	198
Deferred tax assets	229
Financial assets	214
Other assets	154

Assets classified as held for disposal	1,216

Trade payables	350
Current provisions	79
Other current liabilities	633
Pension plans and similar commitments	183
Deferred tax liabilities	67
Other liabilities	278

Liabilities associated with assets classified as held for disposal	1,590

     Revenue resulting from transactions between Siemens IT Solutions and Services and joint ventures and associates of Siemens in the three months ended June 30, 2011 and 2010 amounted to €32 and €43, respectively. Revenue resulting from transactions between Siemens IT Solutions and Services and joint ventures and associates of Siemens in the nine months ended June 30, 2011 and 2010 amounted to €100 and €156, respectively. Expenses resulting from transactions between Siemens IT Solutions and Services and joint ventures and associates of Siemens in the three months ended June 30, 2011 and 2010 amounted to €11 and €10, respectively. Expenses resulting from transactions between Siemens IT Solutions and Services and joint ventures and associates of Siemens in the nine months ended June 30, 2011 and 2010 amounted to €24 and €29, respectively. As of June 30, 2011, receivables from and liabilities to joint ventures and associates are €38 and €9, respectively. For further information regarding related party transactions refer to Note 17.
     In the third quarter of fiscal 2011, Siemens contributed an amount of €241 to separate pension plans in connection with the disposal of Siemens IT Solutions and Services. The cash outflows are shown under net cash provided by (used in) investing activities (discontinued operations). For further information regarding pensions refer to Note 9.
     Former segments SV and Com — discontinued operations
Net results of discontinued operations of SV activities and the former operating segment Com presented in the Consolidated Statements of Income in the three and nine months ended June 30, 2011 amounted to €(13) (thereof €7 income tax) and €(127) (thereof €(77) income tax), compared to the three and nine months ended June 30, 2010 of €(6) (thereof €3 income tax) and €13 (thereof €(5) income tax), respectively. The Company recorded a reserve in the second quarter of fiscal 2011 with regard to the restructuring measures before the sale of the SV activities in December 2007. Siemens sold its SV activities in December 2007. For information on the disposal of the former operating segment Com see Note 4 to the Company’s Consolidated Financial Statements as of September 30, 2010.
3. Other operating income

	Three months ended		Nine months ended
	June 30,		June 30,
	2011	2010	2011	2010
Gains on disposals of businesses	—	33	23	87
Gains on sales of property, plant and equipment and intangibles	66	95	189	244
Other	40	60	232	317

Other operating income	106	188	444	648

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Line item Gains on disposals of businesses in the nine months ended June 30, 2010, includes €47 gain at Siemens group level related to the sale of our Airfield Solutions business, see Note 2.
     In the second quarter of fiscal 2010, real estate, which we had recognized as a lessee finance lease under a previous sale and lease back transaction, was sold by the lessor (entities controlled by the Siemens Pension-Trust e.V.) in the nine months ended June 30, 2010, which resulted in the dissolution of our liability from continuing lease involvement of €191 (non-cash transaction), the removal of real estate with a carrying amount of €122 and a gain of €69 reported in line item Gains on sales of property, plant and equipment and intangibles. In connection with the new real estate operating lease, entered into in the second quarter of fiscal 2010, the Company receives lease subsidies amounting to €43 which are deferred and recognized in income over the term of the new lease.
     Line item Other in the nine months ended June 30, 2011, includes €64 income related to a settlement of legal and regulatory matters in connection with portfolio activities. For further information on legal and regulatory matters in the three and nine months ended June 30, 2011, see Note 13. Line item Other in the nine months ended June 30, 2010, includes gains from settlement agreements with former Managing Board and Supervisory Board members in conjunction with compliance matters, from Siemens’ directors and officers insurance of €84 and €40 related to the agreed recovery of funds frozen by authorities. For further information on legal and regulatory matters in the three and nine months ended June 30, 2010, see Note 13. In the third quarter of fiscal 2010, the Company ceased to consolidate a subsidiary because of a loss of control and began accounting for the investment using the equity method of accounting. This loss of control resulted in a gain of €40 that is primarily attributable to the dilution of derivative financial liabilities held by the investee.
4. Other operating expense

	Three months ended		Nine months ended
	June 30,		June 30,
	2011	2010	2011	2010
Losses on disposals of businesses and on sales of property, plant and equipment and intangibles	2	(22)	(36)	(30)
Other	(36)	(61)	(284)	(136)

Other operating expense	(34)	(83)	(320)	(166)

     Line item Other in the three and nine months ended June 30, 2011 includes charges related to legal and regulatory matters.
5. Interest income, interest expense and other financial income (expense), net

	Three months ended		Nine months ended
	June 30,		June 30,
	2011	2010	2011	2010
Pension related interest income	332	322	1,025	956
Interest income, other than pension	218	191	616	548

Interest income	550	513	1,641	1,504

Pension related interest expense	(299)	(338)	(921)	(998)
Interest expense, other than pension	(125)	(98)	(357)	(311)

Interest expense	(424)	(436)	(1,278)	(1,309)

Income (expense) from available-for-sale financial assets, net	(707)	(3)	835	28
Miscellaneous financial income (expense), net	(29)	(107)	(161)	(201)

Other financial income (expense), net	(736)	(110)	674	(173)

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The components of Income (expense) from pension plans and similar commitments, net were as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2011	2010	2011	2010
Expected return on plan assets	332	322	1,025	956
Interest cost	(299)	(338)	(921)	(998)

Income (expense) from pension plans and similar commitments, net	33	(16)	104	(42)

     Total amounts of interest income and (expense), other than pension, were as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2011	2010	2011	2010
Interest income, other than pension	218	191	616	548
Interest (expense), other than pension	(125)	(98)	(357)	(311)

Interest income (expense), net, other than pension	93	93	259	237

Thereof: Interest income (expense) of operations, net	—	8	(21)	18
Thereof: Other interest income (expense), net	93	85	280	219
     Line item Interest income (expense) of operations, net includes interest income and expense primarily related to receivables from customers and payables to suppliers, interest on advances from customers and advanced financing of customer contracts. Line item Other interest income (expense), net includes all other interest amounts primarily consisting of interest relating to corporate debt and related hedging activities, as well as interest income on corporate assets.
     Line item Interest income (expense) other than pension includes the following with respect to financial assets (financial liabilities) not at fair value through profit or loss:

	Three months ended		Nine months ended
	June 30,		June 30,
	2011	2010	2011	2010
Total interest income on financial assets	211	184	607	534
Total interest expenses on financial liabilities1)	(239)	(245)	(732)	(748)

(1)	Relating to hedged positions, herein only the interest expense on hedged items not at fair value through profit and loss is included, whereas line item Interest expense, other than pension also contains the offsetting effect on interest of the hedging instrument. The difference is due to the disparities of interest rate swap contracts further explained in Note 32 to the Company’s Consolidated Financial Statements as of September 30, 2010.
     The components of line item Income (expense) from available-for-sale financial assets, net were as follows:

	Three months ended		Nine months ended
	June 30,		June 30,
	2011	2010	2011	2010
Gains (losses) on sales, net	(682)	2	853	14
Dividends received	3	—	14	22
Impairment	(28)	(5)	(32)	(8)

Income (expense) from available-for-sale financial assets, net	(707)	(3)	835	28

     In the three months ended June 30, 2011 line item Gains (losses) on sales, net includes a loss of €682 on the arbitrational ruling related to Siemens’ exit from the joint venture Areva NP S.A.S.
     The payment to Areva of €679 includes liquidated damages of 40 percent of the purchase price for Siemens’ shares, i.e. an amount of €648 plus an amount of €31 for repayment of interest on the purchase price paid by Areva as well as interest accretion on the liquidated damages. Additionally, Siemens incurred €3 expenses from procedural and further transaction fees.
     In the nine months ended June 30, 2011, line item Gains (losses) on sales, net includes, besides the loss on the arbitrational ruling presented above, €1,520 disposal gain related to the termination of the Areva NP S.A.S. joint venture. The gain comprises (1) the payment from Areva to Siemens of €1,747 including the purchase price of Siemens’ 34 percent share of €1,620, as defined in the shareholders’ agreement and further contractual arrangements between Siemens and Areva, other adjusting components of €76, mainly relating to interest accretion on the purchase price granted to Siemens as a component of fair market value since the termination of the shareholders’ agreement in early 2009, and a reimbursement of a mandatory capital injection from Areva to Siemens of €51 after the issuance of the put notice in January 2009, (2) the carrying amount of the 34 percent share in Areva NP S.A.S. of €190 to be derecognized and (3) transaction costs as well as other derecognition effects of €(37). For further information on the transaction, see Note 2.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Line item Impairment includes €17 impairment charges in the three and nine months ended June 30, 2011 for an investment of SFS in a power plant project in the U.S. due to unexpectedly adverse market conditions.
     Line item Miscellaneous financial income (expense), net, in the nine months ended June 30, 2011 and 2010 primarily comprises gains and losses related to derivative financial instruments as well as interest income (expense) related to long-term liabilities and provisions of €201 and €(189). Included in interests from long-term liabilities and provisions is the effect resulting from the change in the discount rate of asset retirement obligations for environmental clean up costs, compensating the effects of these derivatives to a large extent. Expense from write offs of finance receivables amounted to €51 and €83 in the nine months ended June 30, 2011 and 2010.
6. Goodwill

	June 30,	September 30,
	2011	2010
Sectors
Industry	5,033	5,196
Energy	2,515	2,507
Healthcare	7,586	7,826
Cross-Sector Businesses
Siemens IT Solutions and Services	—	132
Financial Services (SFS)	107	102

Siemens	15,241	15,763

     The net decrease in goodwill of €522 in the nine months ended June 30, 2011, is attributable to €410 negative foreign currency adjustments, €136 impairment related to Siemens IT Solutions and Services, see Note 2 for further information, as well as €152 acquisitions and purchase accounting adjustments; which is offset by dispositions and reclassifications to held for disposal of €128.
7. Other intangible assets

	June 30,	September 30,
	2011	2010
Software and other internally generated intangible assets	2,834	3,068
Less: accumulated amortization	(1,707)	(1,876)

Software and other internally generated intangible assets, net	1,127	1,192

Patents, licenses and similar rights	6,405	7,008
Less: accumulated amortization	(3,151)	(3,231)

Patents, licenses and similar rights, net	3,254	3,777

Other intangible assets	4,381	4,969

     Amortization expense reported in line item Income from continuing operations before income taxes amounted to €198 and €197, respectively, in the three months ended June 30, 2011 and 2010, and to €590 and €558 in the nine months ended June 30, 2011 and 2010, respectively.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
8. Debt

	June 30,	September 30,
	2011	2010
Short-term
Notes and bonds	4,452	2,062
Loans from banks	475	283
Other financial indebtedness	27	22
Obligations under finance leases	17	49

Short-term debt and current maturities of long-term debt	4,971	2,416

Long-term
Notes and bonds (maturing until 2066)	11,910	15,238
Loans from banks (maturing until 2023)	2,003	1,981
Other financial indebtedness (maturing until 2018)	147	156
Obligations under finance leases	131	122

Long-term debt	14,191	17,497

	19,162	19,913

9. Pension plans and similar commitments
     Beginning with fiscal 2011, figures presented cover both principal and non-principal pension and other post-employment benefits provided by Siemens and include continuing and discontinued operations. The presentation of prior-year information has been adjusted to conform to the current-year presentation.
     Service cost for pension plans and similar commitments are allocated among functional costs (line items Cost of goods sold and services rendered, Research and development expenses, Marketing, selling and general administrative expenses) following the functional area of the corresponding profit and cost centers.
Pension benefits: Components of net periodic benefit cost

	Three months ended			Three months ended
	June 30, 2011			June 30, 2010
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	119	80	39	134	75	59
Interest cost	318	193	125	358	211	147
Expected return on plan assets	(360)	(221)	(139)	(352)	(210)	(142)
Amortization of past service cost (benefit)	(2)	—	(2)	(1)	—	(1)
Loss (gain) due to settlements and curtailments	(2)	—	(2)	(24)	—	(24)

Net periodic benefit cost (income)	73	52	21	115	76	39

Germany	52	52		76	76
U.S.	(1)		(1)	36		36
U.K.	6		6	7		7
Other	16		16	(4)		(4)

	Nine months ended			Nine months ended
	June 30, 2011			June 30, 2010
	Total	Domestic	Foreign	Total	Domestic	Foreign
Service cost	382	240	142	398	225	173
Interest cost	980	579	401	1,060	633	427
Expected return on plan assets	(1,116)	(665)	(451)	(1,040)	(631)	(409)
Amortization of past service cost (benefit)	(7)	—	(7)	26	—	26
Loss (gain) due to settlements and curtailments	(8)	—	(8)	(221)	—	(221)

Net periodic benefit cost (income)	231	154	77	223	227	(4)

Germany	154	154		227	227
U.S.	27		27	(88)		(88)
U.K.	10		10	21		21
Other	40		40	63		63
     Line item Net periodic benefit cost (income) in the tables above includes amounts related to discontinued operations for Siemens IT Solutions and Services and for OSRAM. In the nine months ended June 30, 2011 and 2010, net periodic benefit cost (income) related to discontinued operations were €46 and €28, respectively. Net periodic benefit cost (income) related to discontinued operations in the three months ended June 30, 2011 and 2010 amounted to €14 and €(17), respectively.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Line item Net periodic benefit cost (income) for the three and nine months ended June 30, 2010, includes a €192 curtailment gain resulting from a freeze of two defined benefit pension plans in the U.S.
Pension obligations and funded status
     At the end of the first nine months of fiscal 2011, the combined funded status of Siemens’ pension plans states an underfunding of €5.4 billion, compared to an underfunding of €7.4 billion at the end of fiscal 2010.
     The weighted-average discount rate used to determine the estimated DBO of Siemens’ pension plans as of June 30, 2011 and September 30, 2010, is 4.9 percent and 4.2 percent, respectively.
     During the third quarter of fiscal 2011, Siemens transferred pension liabilities and plan assets of its major pension plan in the Netherlands to the industry pension fund PME. The PME will be accounted for as a defined contribution plan with a resulting decrease in DBO and plan assets.
     In fiscal 2011, contributions include €241 supplemental pension plan funding in Germany for the pension liabilities of Siemens IT Solutions and Services. The funding was contributed to the newly established separate Siemens IT Solutions and Services Pension Trusts in anticipation of the disposal of the business to AtoS. Contributions during the nine months ended June 30, 2011 and 2010, include a supplemental pension plan funding in the U.K. Contributions made by the Company to its pension plans during the nine months ended June 30, 2011 and 2010, were €983 and €507, respectively. In the three months ended June 30, 2011 and 2010, contributions made by the Company amounted to €422 and €81, respectively.
Other post-employment benefits
     Net periodic benefit cost for other post-employment benefit plans for the nine months ended June 30, 2011 and 2010, were €42 and €45, respectively. During the three months ended June 30, 2011 and 2010, net periodic benefit cost amounted to €11 and €16, respectively. The aforementioned net periodic benefit cost include amounts related to discontinued operations for Siemens IT Solutions and Services and for OSRAM. In the nine months ended June 30, 2011 and 2010, net periodic benefit cost (income) related to discontinued operations were €1 and €2, respectively. Net periodic benefit cost (income) related to discontinued operations in the three months ended June 30, 2011 and 2010 amounted to €(1) and €1, respectively.
     The combined funded status of Siemens’ predominantly unfunded other post-employment benefit plans, including discontinued operations, amounted to €0.8 billion, both at the end of the first nine months of fiscal 2011 and as of September 30, 2010.
10. Provisions
     Asset retirement obligations contain the remediation and environmental protection liabilities for the estimated costs of decommissioning facilities for the production of uranium and mixed-oxide fuel elements in Hanau and Karlstein, Germany. For further information, see Note 25 to the Company’s Consolidated Financial Statements as of September 30, 2010. In the nine months ended June 30, 2011, the parameters related to the life-span of the German nuclear reactors generally changed to a planned phase-out until 2022. Using the input of an independent advisor, management updated its valuation of the liability in the three months ended June 30, 2011, accordingly. The valuation uses revised assumptions to reflect current and detailed cost estimates as well as a shorter time span of future cash outflows, reflecting the shorter life-span of the German nuclear reactors. The updated valuation as of June 30, 2011 assumes a continuous outflow until 2075 instead of 2084 in the prior valuation. The change in estimates resulted in a minor increase of the related provision. As of June 30, 2011 and September 30, 2010, the provision totals €798 and €1,004, respectively, and is recorded net of a present value discount of €1,924 and €1,924 respectively.
     In the three months ended June 30, 2011, Healthcare reevaluated the commercial feasibility of its particle therapy venture and as a result, will shift the focus of certain particle therapy projects primarily to research resulting in a significant reduction in the scope of certain projects. This led to €(381) pretax effects on the income statement in the three months ended June 30, 2011 including provisions for order related losses and risks.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
11. Shareholders’ equity
     Transactions with non-controlling interests
     In the three and nine months ended June 30, 2011, Siemens completed transactions with non-controlling interest shareholders of which the acquisition of additional subsidiary shares in Siemens Ltd., India qualifies as individually significant, see Note 2.
     Treasury stock
     In the nine months ended June 30, 2011, Siemens transferred a total of 4,179,297 of Treasury stock in connection with share-based payment plans.
     Resolutions at the Annual Shareholders’ Meeting
     At the Annual Shareholders’ Meeting on January 25, 2011, the Company’s shareholders passed resolutions with respect to the Company’s equity, approving and authorizing:
•	a dividend of €2.70 per share, representing €2.4 billion in dividend payments;
•	the Company to acquire Treasury stock of up to 10 percent of its capital stock existing at the date of the Shareholders’ resolution, which represents up to 91,420,342 Treasury shares or — if this value is lower — as of the date on which the authorization is exercised. The authorization becomes effective on March 1, 2011, and remains in force through January 24, 2016. The previous authorization, granted at the January 26, 2010 Shareholders’ Meeting terminates as of the effective date of the new authorization. The permitted use of Treasury stock primarily remained unchanged. The authorization is supplemented by an authorization to repurchase up to 5 percent of its capital stock existing at the date of the Shareholders’ resolution by using equity derivatives or forward purchases (which represents up to 45,710,171 Treasury shares) with a maximum maturity term of 18 months; the repurchase of Treasury stock upon the exercise of the equity derivative or forward purchases shall be no later than January 24, 2016;
•	Authorized Capital 2011, replacing Authorized Capital 2006 which expired as of January 25, 2011. The Managing Board, with the approval of the Supervisory Board, is authorized to increase capital stock once or several times until January 24, 2016 by up to €90 (nominal) through the issuance of up to 30 million shares of no par value registered in the names of the holders against contributions in cash. Subscription rights of existing shareholders are excluded. The new shares shall be issued exclusively to employees of Siemens AG and its consolidated subsidiaries as final recipient. The Managing Board is authorized to determine, with the approval of the Supervisory Board, the further content of the rights embodied in the shares and the terms and conditions of the share issue;
•	Conditional Capital 2011 to service the issuance of bonds in an aggregate principal amount of up to €15,000 with conversion rights or with warrants attached or a combination thereof, entitling the holders to subscribe to up to 90 million shares of Siemens AG with no par value, representing up to €270 of capital stock. The bonds shall be issued for cash consideration. The authorization will expire on January 24, 2016.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
Other comprehensive income
     The changes in line item Other comprehensive income including non-controlling interests are as follows:

	Three months ended			Three months ended
	June 30, 2011			June 30, 2010
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
Unrealized holding gains (losses) on available-for-sale financial assets	17	—	17	(4)	2	(2)
Reclassification adjustments for (gains) losses included in net income	—	(1)	(1)	—	—	—

Net unrealized gains (losses) on available-for-sale financial assets	17	(1)	16	(4)	2	(2)
Unrealized gains (losses) on derivative financial instruments	8	(4)	4	(509)	143	(366)
Reclassification adjustments for (gains) losses included in net income	(63)	19	(44)	44	(14)	30

Net unrealized gains (losses) on derivative financial instruments	(55)	15	(40)	(465)	129	(336)
Foreign-currency translation differences	(101)	—	(101)	1,144	—	1,144
Actuarial gains and losses on pension plans and similar commitments	(408)	97	(311)	(1,323)	309	(1,014)

Other comprehensive income	(547)	111	(436)	(648)	440	(208)

	Nine months ended			Nine months ended
	June 30, 2011			June 30, 2010
		Tax			Tax
	Pretax	effect	Net	Pretax	effect	Net
Unrealized holding gains (losses) on available-for-sale financial assets	4	4	8	32	(3)	29
Reclassification adjustments for (gains) losses included in net income	(29)	6	(23)	(5)	1	(4)

Net unrealized gains (losses) on available-for-sale financial assets	(25)	10	(15)	27	(2)	25
Unrealized gains (losses) on derivative financial instruments	194	(44)	150	(851)	244	(607)
Reclassification adjustments for (gains) losses included in net income	(123)	37	(86)	(66)	20	(46)

Net unrealized gains (losses) on derivative financial instruments	71	(7)	64	(917)	264	(653)
Foreign-currency translation differences	(308)	—	(308)	2,136	—	2,136
Actuarial gains and losses on pension plans and similar commitments	1,157	(358)	799	(2,237)	594	(1,643)

Other comprehensive income	895	(355)	540	(991)	856	(135)

     Line item Actuarial gains and losses on pension plans and similar commitments in the nine months ended June 30, 2011 primarily changed due to an increase in the discount rate, partly offset by actuarial losses due to actual returns below expected returns. Foreign currency translation differences in the nine months ended June 30, 2011, primarily resulted from the strengthening of the Euro compared to the U.S.$. In the nine months ended June 30, 2010, line item Actuarial gains and losses on pension plans and similar commitments primarily changed due to a decrease of the discount rate. Foreign currency translation differences in the three and nine months ended June 30, 2010, primarily resulted from the strengthening of the U.S.$.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
12. Commitments and contingencies
     Guarantees and other commitments
     The following table presents the undiscounted amount of maximum potential future payments for each major group of guarantees:

	June 30,	September 30,
	2011	2010
Credit guarantees	573	597
Guarantees of third-party performance	1,020	1,093
HERKULES obligations(1)	2,690	3,090
Other guarantees	3,250	3,216

Guarantees	7,533	7,996

(1)	For additional information on the HERKULES obligations, see the Company’s Consolidated Financial Statements as of September 30, 2010.
13. Legal proceedings
     Information regarding investigations and other legal proceedings, as well as the potential risks associated with such proceedings and their potential financial impact on Siemens, is included in the Company’s Consolidated Financial Statements as of September 30, 2010 (Consolidated Financial Statements).
     Significant developments regarding investigations and other legal proceedings that have occurred since the preparation of the Consolidated Financial Statements are described below.
     Public corruption proceedings
     Governmental and related proceedings
     In May 2011, Siemens AG voluntarily reported a case of attempted public corruption in connection with a project in Kuwait to the U.S. Department of Justice, the U.S. Securities and Exchange Commission, and the Munich public prosecutor. Siemens is cooperating with the authorities in the ongoing investigations which also relate to certain employees.
     As previously reported, authorities in Russia were conducting an investigation into alleged misappropriation of public funds in connection with the award of contracts to Siemens for the delivery of medical equipment to public authorities in Yekaterinburg in the years 2003 to 2005. On July 5, 2011, the investigation against the Siemens employee concerned has been closed with respect to all material charges.
     On March 9, 2009, Siemens AG received a decision by the Vendor Review Committee of the United Nations Secretariat Procurement Division (UNPD) suspending Siemens AG from the UNPD vendor database for a minimum period of six months. The suspension applied to contracts with the UN Secretariat and stemmed from Siemens AG’s guilty plea in December 2008 to violations of the U.S. Foreign Corrupt Practices Act. On December 22, 2009, Siemens AG filed a request to lift the existing suspension. On January 14, 2011, Siemens was informed that the Vendor Review Committee of the UNPD had recommended that the existing suspension be lifted and that Siemens AG be invited to re-register with the UNPD.
     As previously reported, in February 2010 a Greek Parliamentary Investigation Committee (GPIC) was established to investigate whether any politicians or other state officials in Greece were involved in alleged wrong-doing of Siemens in Greece. GPIC’s investigation is focused on possible criminal liability of politicians and other state officials. Greek public prosecutors are separately investigating certain fraud and bribery allegations involving — among others — former board members and former executives of Siemens A.E. Greece (Siemens A.E.) and Siemens AG. Both investigations may have a negative impact on civil proceedings currently pending against Siemens AG and Siemens A.E. and may affect the future business activities of Siemens in Greece. In January 2011, the GPIC alleged in a letter to Siemens that the damage suffered by the Greek state amounts to at least €2 billion. Furthermore, the GPIC issued a report repeating these allegations. In addition, the Hellenic Republic Minister of State indicated in a letter to Siemens that the Greek state will seek compensation from Siemens for the alleged damage. While Siemens rejects these allegations as unfounded and continues to defend itself, Siemens and the Greek state have engaged in discussions to resolve the matter.
     As previously reported, the Nigerian Economic and Financial Crimes Commission (EFCC) was conducting an investigation into alleged illegal payments by Siemens to Nigerian public officials between 2002 and 2005. In October 2010, the EFCC filed charges with the Federal High Court in Abuja and the High Court of the Federal Capital Territory against — among others — Siemens Ltd. Nigeria (Siemens Nigeria), Siemens AG and former board members of Siemens Nigeria. On November 22, 2010, the Nigerian Government and Siemens Nigeria entered into an out of court settlement, obligating Siemens Nigeria to make a payment in the mid double-digit € million range to Nigeria in exchange for the Nigerian Government withdrawing these criminal charges and refraining from the initiation of any criminal, civil or other actions — such as a debarment — against Siemens Nigeria, Siemens AG, and Siemens employees.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     The Company remains subject to corruption-related investigations in several jurisdictions around the world. As a result, additional criminal or civil sanctions could be brought against the Company itself or against certain of its employees in connection with possible violations of law. In addition, the scope of pending investigations may be expanded and new investigations commenced in connection with allegations of bribery and other illegal acts. The Company’s operating activities, financial results and reputation may also be negatively affected, particularly as a result of penalties, fines, disgorgements, compensatory damages, third-party litigation, including with competitors, the formal or informal exclusion from public invitations to tender, or the loss of business licenses or permits. Additional expenses and provisions, which could be material, may need to be recorded in the future for penalties, fines, damages or other charges in connection with the investigations.
     Civil litigation
     As previously reported, Siemens was approached by a competitor to discuss claims it believed it had against the Company. The alleged claims related to allegedly improper payments by the Company in connection with the procurement of public and private contracts. Siemens and the competitor were able to resolve the matter on mutually agreeable terms.
     As previously disclosed, a securities class action was filed in December 2009 against Siemens AG with the United States District Court for the Eastern District of New York seeking damages for alleged violations of U.S. securities laws. In March 2011, the Court granted the Company’s motion to dismiss the action. The plaintiffs’ motion to reconsider was denied by the court. Plaintiffs did not appeal the court’s decision. Accordingly, the dismissal is final.
     Antitrust proceedings
     As previously reported, in April 2007, Siemens AG and former VA Tech companies filed actions before the European Court of First Instance in Luxemburg against the decisions of the European Commission dated January 24, 2007, to fine Siemens and former VA Tech companies for alleged antitrust violations in the European Market of high-voltage gas-insulated switchgear between 1988 and 2004. Gas-insulated switchgear is electrical equipment used as a major component for power substations. The fine imposed on Siemens AG amounted to €396.6 and was paid by the Company in 2007. The fine imposed on former VA Tech companies, which Siemens AG acquired in July 2005, amounted to €22.1. Former VA Tech companies were declared jointly liable with Schneider Electric for a separate fine of €4.5. On March 3, 2011, the European Court of First Instance dismissed the case regarding the fine imposed on Siemens AG and re-calculated the fines for the former VA Tech companies. Former VA Tech companies were declared jointly liable with Schneider Electric for a fine of €8.1. Siemens AG has appealed the decision.
     In addition to the proceedings mentioned in this document, authorities in Brazil, the Czech Republic and Slovakia are conducting investigations into comparable possible antitrust violations. In October 2010, the High Court of New Zealand dismissed corresponding charges against Siemens.
     In January 2010, the European Commission launched an investigation related to previously reported investigations into potential antitrust violations involving producers of flexible current transmission systems in New Zealand and the United States including, among others, Siemens AG. In April 2010, authorities in Korea and Mexico informed the Company that similar proceedings had been initiated. The official investigations in connection with flexible power transmission systems have been closed. Siemens had been cooperating with all authorities.
     On November 16, 2010, the Greek Competition Authority searched the premises of Siemens S.A. in Athens, in response to allegations of anti-competitive practices in the field of telecommunication and security. Siemens is cooperating with the authority.
     On December 15, 2010, and on March 7, 2011, the Turkish Antitrust Authority searched the premises of several diagnostic companies including, among others, Siemens Healthcare Diagnostik Ticaret Limited Sirketi in Istanbul, in response to allegations of anti-competitive agreements. Siemens is cooperating with the authority.
     As previously reported, on October 25, 2007, upon the Company’s appeal, a Hungarian competition court reduced administrative fines imposed on Siemens AG for alleged antitrust violations in the market of high-voltage gas-insulated switchgear from €0.320 to €0.120 and from €0.640 to €0.110 regarding VA Technologie AG. The Company and the Competition Authority both appealed the decision. In November 2008, the Court of Appeal confirmed the reduction of the fines. On December 5, 2008, the Competition Authority, based on alleged breaches of law, filed an extraordinary appeal with the Supreme Court. In December 2009, Siemens AG was notified that the Supreme Court had remanded the case to the Court of Appeal, with instructions to take a new decision on the amount of the fines. The extraordinary appeal from the Competition Authority was rejected with legally binding effect by the Court of Appeal on January 27, 2010. On April 6, 2010, the Competition Authority filed another extraordinary appeal with the Supreme Court. In April 2011, the Supreme Court sustained the extraordinary appeal of the Competition Authority and remanded the case for a new decision to another chamber of the Court of Appeal.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     As previously reported, on February 11, 2010, the Italian Antitrust Authority searched the premises of several healthcare companies, amongst others those of Siemens Healthcare Diagnostics S.r.l. and Siemens S.p.A. The investigation addresses allegations of anti-competitive agreements in relation to a tender of the procurement entity for the public healthcare sector in the region of Campania, So.Re.Sa., for the supply of medical equipment in 2009. On May 5, 2011, the Italian Antitrust Authority sent a Statement of Objections to the companies under investigation. The statement of objections states that the proceedings against Siemens Healthcare Diagnostics S.r.l. were closed, but accuses Siemens S.p.A. of having participated in an anti-competitive arrangement.
     Other proceedings
     As previously reported, Siemens AG is a member of a supplier consortium that has contracted to construct the nuclear power plant “Olkiluoto 3” in Finland for Teollisuuden Voima Oyj (TVO) on a turnkey basis. Siemens AG’s share of the consideration to be paid to the supplier consortium under the contract is approximately 27 percent. The other member of the supplier consortium is a further consortium consisting of Areva NP S.A.S. and its wholly-owned subsidiary, Areva NP GmbH. The agreed completion date for the nuclear power plant was April 30, 2009. Completion of the power plant has been delayed for reasons which are in dispute. In December 2008, the supplier consortium filed a request for arbitration against TVO demanding an extension of the construction time, additional compensation, milestone payments, damages and interest. In June 2011, the supplier consortium increased its monetary claim; it now amounts to €1.94 billion. In April 2009, TVO rejected the claims and made counterclaims against the supplier consortium. These consist primarily of damages due to the delay amounting to approximately €1.43 billion based on an estimated completion of the plant in June 2012 with a delay of 38 months. Since then the estimated time of completion of the plant has been further delayed, which could increase the counterclaims.
     In early 2009, Siemens AG terminated its joint venture with Areva S.A. (Areva). Thereafter Siemens AG entered into negotiations with the State Atomic Energy Corporation Rosatom (Rosatom) with a view to forming a new partnership active in the construction of nuclear power plants, in which it would be a minority shareholder. In April 2009, Areva filed a request for arbitration with the ICC against Siemens AG. Areva sought an order enjoining Siemens AG from pursuing such negotiations with Rosatom, a declaration that Siemens AG is in material breach of its contractual obligations and a reduction of the price payable to Siemens AG for its stake in the Areva NP S.A.S. joint venture. The final award of the arbitral tribunal was notified on May 19, 2011. According to this award, Siemens has to pay Areva liquidated damages of €648 plus interest. Further, the disputed non-compete obligation was reduced to four years; it will now expire on September 25, 2013.
     Siemens is involved in a power plant construction project in the United States, in which one of the other parties to the project filed an arbitration proceeding in June 2011 asserting material claims against certain other parties to the project. While no claims are being asserted against Siemens in the arbitration at this time, it is possible that such claims against Siemens may follow as matters progress.
     OSRAM is currently party to a number of patent lawsuits. On the one hand, OSRAM itself has sued Samsung group companies and LG group companies in markets such as the United States, Germany, China and Japan for patent infringements, and is requesting injunctions against unauthorized use and, in some cases, import bans and compensation. Samsung group companies and LG group companies have, on the other hand, initiated patent invalidation lawsuits relating to OSRAM patents on Light Emitting Diode (LED) technology, in particular white LED, in the Republic of Korea and in China. In addition, a Samsung group company and LG group companies have filed patent infringement lawsuits in various jurisdictions, requesting injunctions against unauthorized use and, in some cases, import bans and compensation from OSRAM. OSRAM is defending itself in these lawsuits.
     In December 2008, the Polish Agency of Internal Security (AWB) remanded into custody an employee of Siemens Healthcare Poland, in connection with an investigation regarding a public tender issued by the hospital of Wroclaw in 2008. According to the AWB, the Siemens employee and the deputy hospital director were accused of having manipulated the tender procedure. In October 2010, the investigation was closed.
     Russian authorities are conducting widespread investigations regarding possible fraudulent activities of resellers relating to procurement of medical equipment in the public sector. As is the case with other providers of medical equipment, OOO Siemens Russia has received numerous information requests and inquiries were made on-site by the authorities regarding tenders in the public healthcare sector. OOO Siemens Russia is cooperating with the ongoing investigations which also relate to certain individual employees.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     For certain legal proceedings information required under IAS 37, Provisions, contingent liabilities and contingent assets, is not disclosed, if the Company concludes that the disclosure can be expected to seriously prejudice the outcome of the litigation.
     In addition to the investigations and legal proceedings described in Siemens’ Consolidated Financial Statements and as updated above, Siemens AG and its subsidiaries have been named as defendants in various other legal actions and proceedings arising in connection with their activities as a global diversified group. Some of these pending proceedings have been previously disclosed. Some of the legal actions include claims or potential claims for punitive damages or claims for indeterminate amounts of damages. Siemens is from time to time also involved in regulatory investigations beyond those described in its Consolidated Financial Statements and as updated above. Siemens is cooperating with the relevant authorities in several jurisdictions and, where appropriate, conducts internal investigations regarding potential wrongdoing with the assistance of in-house and external counsel. Given the number of legal actions and other proceedings to which Siemens is subject, it cannot be excluded that some may result in adverse decisions. Siemens contests actions and proceedings when it considers it appropriate. In view of the inherent difficulty of predicting the outcome of such matters, particularly in cases in which claimants seek indeterminate damages, Siemens may not be able to predict what the eventual loss or range of loss related to such matters will be. The final resolutions of the matters discussed in this section could have a material effect on Siemens’ business, results of operations and financial condition for any reporting period in which adverse decisions are rendered. Siemens currently does not expect its business, results of operations and financial condition to be materially affected by the additional legal matters not separately discussed in this section.
14. Share-based payment
     Share-based payment plans at Siemens are predominantly designed as equity-settled plans and to a certain extent as cash-settled plans. Total pretax expense for share-based payment recognized in line item Income from continuing operations in the three months ended June 30, 2011 and 2010 amounted to €33 and €23, respectively, and to €117 and €94, respectively, in the nine months ended June 30, 2011 and 2010.
     For further information on Siemens’ share-based payment plans, see Note 34 to the Company’s Consolidated Financial Statements as of September 30, 2010.
     Share-based compensation of Managing Board members
     The Supervisory Board decided to make further adjustments to the remuneration system for the Managing Board and to focus even more sharply on sustainable corporate management. Revisions to the remuneration system for the Managing Board, the details of which are set forth in the Compensation report within Siemens’ Annual Report as of September 30, 2010, became effective as of October 1, 2010.
     Variable compensation component (bonus): In fiscal 2011 agreements were entered into which entitle members of the Managing Board to Bonus Awards contingent upon the target attainment. The fair value of these entitlements amounting to €5 was determined by calculating the present value of the target amount. Compensation expense related to Bonus Awards is generally recognized over one-year until they vest. Beneficiaries will receive one free share of Siemens stock for each Bonus Award, following an additional waiting period of four years.
     Long-term stock-based compensation: In fiscal 2011 agreements were entered into which entitle members of the Managing Board to stock awards contingent upon the target attainment. Half of the annual target amount for stock awards will be linked to the average of published earnings per share (basic EPS) for the past three fiscal years. The fair value of these entitlements amounting to €5 was determined by calculating the present value of the target amount. The other half of the target amount for stock swards is based on the performance of Siemens stock relative to five competitors (ABB, General Electric, Philips, Rockwell, Schneider). The fair value of these entitlements amounting to €6 was calculated by applying a local volatility model. Inputs to that model include an expected weighted volatility of Siemens shares of 30 percent and 29 percent and a market price of €88.09 and €92.98 per Siemens share in the first and third quarter, respectively. Expected volatility was determined by reference to implied volatilities. The model applies a risk-free interest rate of up to 2.4 percent and up to 3.0 percent and an expected dividend yield of 3 percent and 2.4 percent in the first and third quarter, respectively. Compensation expense related to stock awards is generally recognized over five years until they vest, including a restriction period of four years. The total carrying amount for liabilities arising from stock awards settled in cash amounts to €— as of June 30, 2011.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     In addition to share-based compensation described above, members of the Managing Board received stock awards as part of their remuneration for fiscal 2010 and could also participate in the Base Share Program and in the Share Matching Plan for the last time.
     Stock awards
     In the nine months ended June 30, 2011 and 2010, respectively, the Company granted 1,378,185 and 1,361,586 stock awards to employees and members of the Managing Board, of which 128,284 and 154,226 awards were granted to the Managing Board. Details on stock award activity and weighted average grant-date fair value for continuing and discontinued operations in the nine months ended June 30, 2011 and 2010 are:

	Nine months ended				Nine months ended
	June 30, 2011				June 30, 2010
			Weighted average			Weighted average
	Number of		grant-date		Number of	grant-date
	awards		fair value		awards	fair value
Outstanding, beginning of period	4,787,318		€58.06		4,438,303	€57.22
Granted	1,378,185		€77.79		1,361,586	€60.79
Vested	(1,558,938)		€79.93		(824,694)	€57.28
Forfeited/settled	(136,237	)(1)	€53.79	(1)	(137,589)	€63.73

Outstanding, end of period	4,470,328		€56.64		4,837,606	€58.03

(1)	Consists of 122,794 forfeited and 13,443 settled awards with weighted average grant-date fair values of €53.55 and €55.97, respectively, in the nine months ended June 30, 2011.
     Fair value was determined as the market price of Siemens shares less the present value of expected dividends, as stock awards do not carry dividend rights until vested, which resulted in a weighted average grant-date fair value of €77.79 and €60.79 per stock award granted in the nine months ended June 30, 2011 and 2010, respectively. Total fair value of stock awards granted in the nine months ended June 30, 2011 and 2010, amounted to €107 and €83, respectively.
     Line item Forfeited/settled in the nine months ended June 30, 2010, includes rights to stock awards granted to former Managing Board and Supervisory Board members, who used their stock award rights to net their obligations towards the Company, which resulted from settlement agreements in connection with compliance matters. For further information see Note 34 to the Company’s Consolidated Financial Statements as of September 30, 2010.
     Stock Option Plans
     Details on stock option activities for continuing and discontinued operations in the nine months ended June 30, 2011 and 2010 are:

	Nine months ended June 30, 2011
			Weighted
			average
		Weighted	remaining	Aggregate
		average exercise	contractual term	intrinsic value
	Number of options	price	(years)	(in millions of €)
Outstanding, beginning of period	935,432	€74.59
Options exercised	(916,137)	€74.59
Options expired	(12,220)	€74.59
Options forfeited	(7,075)	€74.59

Outstanding, end of period	—	€—	—	—
Exercisable, end of period	—	€—	—	—

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)

	Nine months ended June 30, 2010
			Weighted
			average
		Weighted	remaining	Aggregate
		average exercise	contractual term	intrinsic value
	Number of Options	price	(years)	(in millions of €)
Outstanding, beginning of period	2,627,742	€73.89
Options exercised	(134,805)	€74.59
Options expired	(888,210)	€72.54
Options forfeited	(105,015)	€74.40

Outstanding, end of period	1,499,712	€74.59	0.4	—

Exercisable, end of period	1,499,712	€74.59	0.4	—
     Share Matching Program and its underlying plans
     a) Base Share Program
     Under the Base Share Program, employees of Siemens AG and participating Siemens companies can purchase Siemens shares under favorable conditions once a year; members of the Managing Board, for the last time, can participate in the Base Share Program. The Base Share Program is measured at fair value at grant-date. Shares purchased under the Base Share Program grant the right to receive matching shares under the same conditions described below at Share Matching Plan. In the three months ended December 31, 2010, Siemens issued a new tranche of the Base Share Program (Base Share Program 2011) under the same terms as the Base Share Program 2010.
     In fiscal 2011 and 2010, the Base Share Program allowed members of the Managing Board and employees of Siemens AG and participating Siemens companies to make an investment of a fixed amount of their compensation into Siemens shares, which is sponsored by Siemens with a tax beneficial allowance per plan participant. Shares were bought at the market price at a predetermined date in the second quarter. In fiscal 2011 and 2010, the Company incurred pretax expense from continuing and discontinued operations of €31 and €27.
     b) Share Matching Plan
     In the first quarter of fiscal 2011, Siemens issued a new tranche under the Share Matching Plan (Share Matching Plan 2011) under the same terms as the Share Matching Plan 2010. For the Share Matching Plan 2011 and 2010, senior managers of Siemens AG and participating Siemens companies may invest a certain amount of their compensation in Siemens shares; for the last time, members of the Managing Board may invest a certain amount of their bonus payout relating to fiscal 2010 in Siemens shares. The shares are purchased at the market price at a predetermined date in the second quarter. Up to the stipulated grant-dates in the first quarter of each fiscal year, plan participants have to decide on their investment amount for which investment shares are purchased. The investment shares are then issued in the second quarter of the fiscal year. In exchange, plan participants receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant has been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. During the vesting period, matching shares are not entitled to dividends. The right to receive matching shares forfeits if the underlying investment shares are transferred, sold, pledged or otherwise encumbered. The Managing Board will decide, each fiscal year, whether a new Share Matching Plan will be issued. In fiscal 2011 and 2010, the fair value at grant-date of investment shares resulting from the Share Matching Plan 2010 is €— as the investment shares are offered at market price.
     c) Monthly Investment Plan
     In the first quarter of fiscal 2010, the Company introduced the Monthly Investment Plan as a further component of the Share Matching Plan. The Monthly Investment Plan is available for employees — other than senior managers — of Siemens AG and participating Siemens companies. Plan participants may invest a certain percentage of their compensation in Siemens shares on a monthly basis. The Managing Board of the Company will decide annually, whether shares acquired under the Monthly Investment Plan (investment shares) may be transferred to the Share Matching Plan the following year. If management decides that shares acquired under the Monthly Investment Plan are transferred to the Share Matching Plan, plan participants will receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant had been continuously employed by Siemens AG or another Siemens company until the end of the vesting period. Up to the stipulated grant-dates in the first quarter of each fiscal year, employees may decide their participation in the Monthly Investment Plan and consequently the Share Matching Plan. The Managing Board will decide, each fiscal year, whether a new Monthly Investment Plan will be issued.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     In October 2010, the Managing Board decided that shares acquired under the Monthly Investment Plan 2010 will be transferred to the Share Matching Plan as of February 2011. Accordingly, participants will receive the right to one free share (matching share) for every three investment shares continuously held over a period of three years (vesting period) provided the plan participant had been continuously employed by Siemens AG or another Siemens company.
     In the three months ended December 31, 2010, the Managing Board decided to issue a new Monthly Investment Plan (Monthly Investment Plan 2011) under the same terms as the 2010 Monthly Investment Plan.
     d) Resulting Matching Shares
     Details on matching share activities for continuing and discontinued operations in the nine months ended June 30, 2011 and 2010 are:

	Nine months ended	Nine months ended
	June 30, 2011	June 30, 2010
	Number of matching shares	Number of matching shares
Outstanding, beginning of period	1,614,729	1,266,444
Granted	579,806	445,148
Forfeited	(59,965)	(45,322)
Settled	(44,010)	(28,775)

Outstanding, end of period	2,090,560	1,637,495

     Fair value was determined as the market price of Siemens shares less the present value of expected dividends during the vesting period as matching shares do not carry dividend rights during the vesting period. Non-vesting conditions, i.e. the condition neither to transfer, sell, pledge nor otherwise encumber the underlying shares, were considered in determining the fair values. The fair values of matching shares granted amounted to €58.15 and €71.09, per share, respectively, depending on the respective grant-dates in the first quarter of fiscal 2011. The fair value of matching shares granted in the first quarter of fiscal 2010, amounts to €47.18 per share. In fiscal 2011 and 2010, the weighted average grant-date fair value of the resulting matching shares is €66.13 and €47.18 per share, respectively, based on the number of instruments granted. Total fair value of matching shares granted in fiscal 2011 and 2010 amounted to €38 and €21, respectively.

15. Earnings per share

	Three months ended		Nine months ended
	June 30,		June 30,
(shares in thousands)	2011	2010	2011	2010
Income from continuing operations	763	1,428	5,783	4,304
Less: Portion attributable to non-controlling interest	(41)	(21)	(126)	(90)

Income from continuing operations attributable to shareholders of Siemens AG	722	1,407	5,657	4,214

Weighted average shares outstanding—basic	873,911	868,863	872,755	867,890
Effect of dilutive share-based payment	9,485	8,928	9,623	8,805

Weighted average shares outstanding—diluted	883,396	877,791	882,378	876,695

Basic earnings per share (from continuing operations)	0.83	1.62	6.48	4.86
Diluted earnings per share (from continuing operations)	0.82	1.60	6.41	4.81

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     In the nine months ended June 30, 2010, the dilutive earnings per share computation does not contain weighted average shares of 1,823 thousand since its inclusion would have been anti-dilutive.
16. Segment information
     Segment information is presented for continuing operations. Accordingly, current and prior period Segment information excludes discontinued operations. For a description of the Siemens segments see Note 37 of the Company’s Consolidated Financial Statements as of September 30, 2010. Regarding our discontinued operations Siemens IT Solutions and Services and OSRAM, see Note 2.
     Energy
     At the beginning of November 2010, Siemens closed the acquisition of a non-controlling interest of 49 percent in A2SEA A/S, a supplier of installation services for the construction of offshore wind farms. The aggregate consideration amounts to €115 of which €47 were paid as of closing. The second purchase price installment becomes payable latest in November 2011. The investment, presented under Energy Sector’s Renewable Energy Division, is accounted for using the equity method.
     Equity Investments
     See Note 17 for information on the fiscal 2011 conversion of our loan receivable from NSN into interests in NSN’s preferred shares, increasing our NSN investment accounted for using the equity method.
     Reconciliation to Consolidated Financial Statements
     Reconciliation to Consolidated Financial Statements contains businesses and items not directly related to Siemens’ reportable segments:
     Centrally managed portfolio activities include businesses and activities which generally are intended for divestment or closure. It primarily includes effects from the Electronics Assembly Systems business sold in the second quarter of fiscal 2011, see Note 2, as well as activities remaining from divestments and discontinued operations such as from Siemens IT Solutions and Services and from the former Com business.
     Siemens Real Estate (SRE) owns and manages a substantial part of Siemens’ real estate portfolio and offers a range of services encompassing real estate development, real estate disposal and asset management, as well as lease and services management. SRE is in the process of bundling additional corporate real estate. In the nine months ended June 30, 2011 and 2010, assets with a carrying amount of €476 and €579 were transferred to SRE.
     Corporate items and pensions includes corporate charges such as personnel costs for corporate headquarters, corporate projects and non-operating investments or results of corporate-related derivative activities and, since fiscal 2010, costs for carve out activities managed by corporate, which are charged to the respective segment when the disposal gain or loss is realized or when the activities are classified as discontinued operations. Pensions includes the Company’s pension related income (expense) not allocated to the segments, SRE or Centrally managed portfolio activities. Regarding the allocation of central infrastructure costs, see Profit definition below.
     Eliminations, Corporate Treasury and other reconciling items comprise consolidation of transactions within the segments, certain reconciliation and reclassification items and the activities of the Company’s Corporate Treasury. It also includes interest income and expense, such as, for example, interest not allocated to segments or Centrally managed portfolio activities (referred to as financing interest), interest related to Corporate Treasury activities or resulting consolidation and reconciliation effects on interest.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Measurement — Segments
     Accounting policies for Segment information are based on those used for Siemens, which are described in Note 2 of the Company’s Consolidated Financial Statements as of September 30, 2010. Lease transactions, however, are classified as operating leases for internal and segment reporting. Corporate overhead is generally not allocated to segments, except for central infrastructure costs which are primarily allocated to the Sectors. Intersegment transactions are based on market prices.
     Profit of the Sectors and Equity Investments
     Siemens’ Managing Board is responsible for assessing the performance of the segments. The Company’s profitability measure of the Sectors and Equity Investments is earnings before financing interest, certain pension costs, and income taxes (Profit) as determined by the chief operating decision maker. Profit excludes various categories of items, not allocated to the Sectors and Equity Investments which Management does not regard as indicative of their performance. Profit represents a performance measure focused on operational success excluding the effects of capital market financing issues — for financing issues regarding Equity Investments, see paragraph below. The major categories of items excluded from Profit are presented below.
     Financing interest, excluded from Profit, is any interest income or expense other than interest income related to receivables from customers, from cash allocated to the Sectors and Equity Investments, and interest expense on payables to suppliers. Financing interest is excluded from Profit because decision-making regarding financing is typically made at the corporate level. Equity Investments include interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments.
     Similarly, decision-making regarding essential pension items is done centrally. As a consequence, Profit primarily includes amounts related to service cost of pension plans only, while all other regularly recurring pension related costs — including charges for the German pension insurance association and plan administration costs — are included in line item Corporate items and pensions. Curtailments are a partial payback with regard to past service cost that affect Segment Profit.
     Furthermore, income taxes are excluded from Profit since income tax is subject to legal structures, which typically do not correspond to the structure of the segments.
     The effect of certain litigation and compliance issues is excluded from Profit, if such items are not indicative of the Sectors and Equity Investments’ performance, since their related results of operations may be distorted by the amount and the irregular nature of such events. This may also be the case for items that refer to more than one reportable segment, SRE and/or Centrally managed portfolio activities or have a corporate or central character.
     Beginning with fiscal 2011, central infrastructure costs, which were formerly reported in Corporate items, are allocated primarily to the Sectors. The total amount to be allocated is determined at the beginning of the fiscal year and will be charged in equal installments in all four quarters. Prior period financial information is reported on a comparable basis.
     For fiscal 2010, Company’s management approved a special remuneration, which was presented in Corporate items in fiscal 2010; in the nine months ended June 30, 2011, the remuneration totaling €267 for continuing operations was primarily allocated to the Sectors based on management approach, which resulted in a positive impact at Corporate items. The Sectors were charged as follows: Industry €128, Energy €69 and Healthcare €43.
     Profit of Equity Investments mainly comprises income (loss) from investments presented in Equity Investments, such as the share in the earnings of associates or dividends from investments not accounted for under the equity method, income (loss) from the sale of interests in investments, impairment of investments and reversals of impairments. It also includes interest and impairments as well as reversals of impairments on long-term loans granted to investments reported in Equity Investments, primarily NSN.
     Profit of the segment SFS
     Profit of the segment SFS is Income before income taxes. In contrast to performance measurement principles applied to the Sectors and Equity Investments, interest income and expense is an important source of revenue and expense of SFS.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Asset measurement principles
     Management determined Assets as a measure to assess capital intensity of the Sectors and Equity Investments (Net capital employed). Its definition corresponds to the Profit measure. It is based on Total assets of the Consolidated Statements of Financial Position, primarily excluding intragroup financing receivables, intragroup investments and tax related assets, since the corresponding positions are excluded from Profit. The remaining assets are reduced by non-interest-bearing liabilities other than tax related liabilities, e.g. trade payables, and provisions to derive Assets. Equity Investments may include certain shareholder loans granted to investments reported in Equity Investments. In contrast, Assets of SFS is Total assets. A reconciliation of Assets disclosed in Segment information to Total assets in the Consolidated Statements of Financial Position is presented below.
     New orders
     New orders are determined principally as estimated revenue of accepted purchase orders and order value changes and adjustments, excluding letters of intent. New orders are supplementary information, provided on a voluntary basis. It is not part of the Interim Consolidated Financial Statements subject to the review opinion.
     Free cash flow definition
     Segment information discloses Free cash flow and Additions to property, plant and equipment and intangible assets. Free cash flow of the Sectors and Equity Investments constitutes net cash provided by (used in) operating activities less additions to intangible assets and property, plant and equipment. It excludes Financing interest as well as income tax related and certain other payments and proceeds, in accordance with the Company’s Profit and Asset measurement definition. Free cash flow of Equity Investments includes interest from shareholder loans granted to investments reported in Equity Investments, primarily NSN. Pension curtailments are a partial payback with regard to past service cost that affect Segment Free cash flow. Free cash flow of SFS, a financial services business, includes related financing interest payments and proceeds; income tax payments and proceeds of SFS are excluded.
     Amortization, depreciation and impairments
     Amortization, depreciation and impairments presented in Segment information includes depreciation and impairments of property, plant and equipment, net of reversals of impairments as well as amortization and impairments of intangible assets, net of reversals of impairment. Goodwill impairment is excluded.
     Measurement — Centrally managed portfolio activities and SRE
     Centrally managed portfolio activities follow the measurement principles of the Sectors and Equity Investments. SRE applies the same measurement principles as SFS; since fiscal 2011, Total assets of SRE nets certain intercompany finance receivables with certain intercompany finance liabilities.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Reconciliation to Siemens’ Consolidated Financial Statements
     The following table reconciles total Assets of the Sectors, Equity Investments and SFS to Total assets of Siemens’ Consolidated Statements of Financial Position:

	June 30,	September 30,
	2011	2010
Assets of Sectors	21,829	20,580
Assets of Equity Investments	2,954	3,319
Assets of SFS	12,832	12,506

Total Segment Assets	37,615	36,405

Reconciliation:
Assets Centrally managed portfolio activities	(380)	(457)
Assets SRE	4,861	5,067
Assets of Corporate items and pensions	(7,407)	(9,644)
Eliminations, Corporate Treasury and other reconciling items of Segment information:
Asset-based adjustments:
Intra-group financing receivables and investments	24,738	24,813
Tax-related assets	4,884	4,625
Liability-based adjustments:
Pension plans and similar commitments	5,997	8,464
Liabilities	40,640	41,637
Eliminations, Corporate Treasury, other items	(9,627) *	(8,083) *

Total Eliminations, Corporate Treasury and other reconciling items of Segment information	66,631	71,455

Total Assets in Siemens’ Consolidated Statements of Financial Position	101,321	102,827

*	Includes assets and liabilities reclassified in connection with discontinued operations. Due to rounding, numbers presented may not add up precisely to totals provided.
     In the nine months ended June 30, 2011 and 2010, Corporate items and pensions in the column Profit includes €84 and €(20), respectively, related to corporate items, as well as €57 and €(137), respectively, related to pensions. For fiscal 2010, Company’s management approved a special remuneration which was presented in Corporate items in fiscal 2010; in the nine months ended June 30, 2011, the remuneration charge was primarily allocated to the Sectors as follows: Industry €128, Energy €69 and Healthcare €43, which resulted in a positive impact of €267 in Corporate items. The nine months ended June 30, 2011, includes net charges related to legal and regulatory matters.
     In the nine months ended June 30, 2010, Corporate items includes €96 gains, net of related costs, from Siemens’ directors and officers insurance and from settlement agreements with former Managing Board and Supervisory Board members in conjunction with compliance matters as well as €40 related to the agreed recovery of funds frozen by authorities.
     The following table reconciles Free cash flow, Additions to intangible assets and property, plant and equipment and Amortization, depreciation and impairments as disclosed in Segment information to the corresponding consolidated amount for the Company.

					Additions to
			Net cash provided		intangible assets
			by (used in)		and property, plant		Amortization,
	Free cash flow		operating activities		and equipment		depreciation and
	(I)= (II)+(III)		(II)		(III)		impairments
	Nine months ended		Nine months ended		Nine months ended		Nine months ended
	June 30,		June 30,		June 30,		June 30,
	2011	2010	2011	2010	2011	2010	2011	2010
Segment information - based on continuing operations	2,405	4,112	3,707	5,284	(1,302)	(1,172)	1,814	1,824
Discontinued operations	(678)	(54)	(309)	128	(369)	(182)	817	274

Cash Flow continuing and discontinued operations	1,727	4,058	3,398	5,412	(1,671)	(1,354)	2,631	2,098

     Additional Segment information
     In the three months ended June 30, 2011 and 2010, Profit of SFS includes interest income of €163 and €158, respectively and interest expense of €68 and €69, respectively. In the nine months ended June 30, 2011 and 2010, Profit of SFS includes interest income of €488 and €447, respectively and interest expense of €210 and €207, respectively.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
17. Related party transactions
     Joint ventures and associates
     Siemens has relationships with many joint ventures and associates in the ordinary course of business whereby Siemens buys and sells a wide variety of products and services generally on arm’s length terms. For information regarding our subsidiaries, joint ventures and associated companies, see “Notes to Consolidated Financial Statements” in our Annual Report for fiscal 2010.
     Sales of goods and services and other income from transactions with joint ventures and associates as well as purchases of goods and services and other expenses from transactions with joint ventures and associates are presented for continuing operations in the tables below. For information regarding transactions presented in discontinued operations between Siemens IT Solutions and Services or OSRAM and joint ventures and associates of Siemens, refer to Note 2.

			Purchases of goods and
	Sales of goods and		services and other
	services and other income		expense
	Three months ended		Three months ended
	June 30,		June 30,
	2011	2010	2011	2010
Joint ventures	339	16	4	4
Associates	105	148	68	60

	444	164	72	64

			Purchases of goods and
	Sales of goods and		services and other
	services and other income		expense
	Nine months ended		Nine months ended
	June 30,		June 30,
	2011	2010	2011	2010
Joint ventures	401	61	27	12
Associates	443	456	199	164

	844	517	226	176

     Receivables from joint ventures and associates and liabilities to joint ventures and associates in relation to these transactions are as follows:

	Receivables		Liabilities
	June 30,	September 30,	June 30,	September 30,
	2011	2010	2011	2010
Joint ventures	50	35	9	7
Associates	124	172	20	41

	174	207	29	48

     As of June 30, 2011, loans given to joint ventures and associates amounted to €160 in total. As of September 30, 2010, loans given to joint ventures and associates amounted to €427 in total including a tranche of €250, nominal in relation to a Shareholder Loan Agreement between Siemens and NSN. In December 2010, Siemens and Nokia Corporation each converted €266, including the shareholder loan and deferred interest to NSN into preferred shares. The conversion resulted in an increase of our investment in NSN and does not result in a shift in the existing shareholding ratios between Siemens and Nokia Corporation. Loans given to joint ventures amounted to €12 and €4, respectively, as of June 30, 2011 and September 30, 2010. In the normal course of business the Company regularly reviews loans and receivables associated with joint ventures and associates, including NSN. In the three months ended June 30, 2011 and 2010, the review resulted in net losses related to valuation allowances totaling €4 and net gains related to valuation allowances totaling €5, respectively. In the nine months ended June 30, 2011 and 2010, the review resulted in net losses related to valuation allowances totaling €23 and net gains related to valuation allowances totaling €21, respectively. As of June 30, 2011 and September 30, 2010, valuation allowances amounted to €52 and €35, respectively.
     As of June 30, 2011 and September 30, 2010, guarantees of Siemens, including discontinued operations, to joint ventures and associates amounted to €5,053 and €5,483, respectively, including the HERKULES obligations of €2,690 and €3,090, respectively. As of June 30, 2011 and September 30, 2010, guarantees to joint ventures amounted to €480 and €511, respectively. Further, as of June 30, 2011, the outstanding amount related to a collateral granted in the three months ended December 31, 2010 in addition to a guarantee provided for a loan raised by an investment totaled €142.
     Pension entities
     For information regarding the funding of our principal pension plans refer to Note 9.

SIEMENS
NOTES TO CONDENSED INTERIM CONSOLIDATED FINANCIAL STATEMENTS
(in millions of €, except where otherwise stated and per share amounts)
     Related individuals
     Related individuals include the members of the Managing Board and Supervisory Board.
     In the three and nine months ended June 30, 2011 and 2010, no major transactions took place between the Company and members of the Managing Board and Supervisory Board.
     Some of the members of the Company’s Managing Board and Supervisory Board hold positions of significant responsibility with other entities. Siemens has relationships with almost all of these entities in the ordinary course of business whereby the Company buys and sells a wide variety of products and services on arm’s length terms.
18. Supervisory Board and Managing Board
     Compensation
     Based on a Supervisory Board resolution in fiscal 2010, the Managing Board compensation system was revised for fiscal year beginning on October 1, 2010. In accordance with the German Act on the Appropriateness of Managing Board Remuneration (VorstAG), the revised Managing Board compensation system was approved by Siemens’ shareholders at the Annual Shareholders’ Meeting on January 25, 2011.
     At the Annual Shareholders’ Meeting on January 25, 2011, a revised compensation scheme for Supervisory Board members was approved, which is effective as of October 1, 2010. To further strengthen the Supervisory Board’s independence, the revised compensation scheme removes the variable, performance-related compensation components which were based on earnings per share and substitutes those for fixed compensation which corresponds more closely to international best practice.
     For further information on Managing Board and Supervisory Board compensation, see the Compensation report within the Corporate Governance report of our September 30, 2010 Annual Report.
     Board Member Changes
     In the second quarter of fiscal 2011, Siemens initiated a change of its organizational structure of its Industry and its Energy Sector with effect from October 1, 2011. In connection with Siemens’ announced organizational changes, Roland Busch, Klaus Helmrich and Michael Süß were appointed full members of the Managing Board of Siemens AG, effective April 1, 2011. Roland Busch, previously head of Corporate Strategies, was appointed CEO of the new Infrastructure & Cities Sector. Klaus Helmrich, previously CEO of the Drive Technologies Division, took over the Managing Board portfolio for Technology. Michael Süß, previously CEO of the Fossil Power Generation Division, was appointed CEO of the Energy Sector.
     Wolfgang Dehen left the Managing Board of Siemens AG to become CEO of the Executive Board of OSRAM, effective April 1, 2011.
     In the fourth quarter of fiscal 2011, the Supervisory Board of Siemens AG reappointed Peter Löscher as President and CEO of Siemens AG. Siegfried Russwurm and Peter Y. Solmssen were also reappointed members of the Managing Board of Siemens AG. The decision is effective as of April 1, 2012, the date on which their current appointments expire.

Review report
     To Siemens Aktiengesellschaft, Berlin and Munich
     We have reviewed the condensed interim consolidated financial statements comprising the consolidated statement of financial position, the consolidated statement of income, consolidated statement of comprehensive income, consolidated statement of changes in equity, consolidated statement of cash flow and selected explanatory notes, together with the interim group management report, of Siemens Aktiengesellschaft, Berlin and Munich for the period from October 1, 2010 to June 30, 2011 which are part of the quarterly financial report pursuant to Sec. 37x (3) WpHG (“Wertpapierhandelsgesetz”: German Securities Trading Act). The preparation of the condensed interim consolidated financial statements in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and of the interim group management report in accordance with the requirements of the WpHG applicable to interim group management reports is the responsibility of the Company’s management. Our responsibility is to issue a report on the condensed interim consolidated financial statements and the interim group management report based on our review.
     We conducted our review of the condensed interim consolidated financial statements and the interim group management report in accordance with German generally accepted standards for the review of financial statements promulgated by the Institut der Wirtschaftsprüfer (IDW — Institute of Public Auditors in Germany) and in accordance with the International Standard on Review Engagements 2410, “Review of Interim Financial Information Performed by the Independent Auditor of the Entity”. Those standards require that we plan and perform the review so that we can preclude through critical evaluation, with a certain level of assurance, that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU, and that the interim group management report has not been prepared, in all material respects, in accordance with the requirements of the WpHG applicable to interim group management reports. A review is limited primarily to making inquiries of company personnel and applying analytical procedures and thus does not provide the assurance that we would obtain from an audit of financial statements. In accordance with our engagement, we have not performed a financial statement audit and, accordingly, we do not express an audit opinion.
     Based on our review nothing has come to our attention that causes us to believe that the condensed interim consolidated financial statements have not been prepared, in all material respects, in accordance with IFRS applicable to interim financial reporting as issued by the IASB and as adopted by the EU and that the interim group management report has not been prepared, in all material respects, in accordance with the provisions of the WpHG applicable to interim group management reports.
     Munich, July 29, 2011
     Ernst & Young GmbH
     Wirtschaftsprüfungsgesellschaft

Krämmer	Prof. Dr. Hayn
Wirtschaftsprüfer	Wirtschaftsprüfer

Quarterly summary
(in €, except where otherwise stated)

	Fiscal Year 2011			Fiscal Year 2010
	3rd Quarter	2nd Quarter	1st Quarter	4th Quarter	3rd Quarter	2nd Quarter	1st Quarter
Revenue (in millions of €)(1)	17,844	17,717	17,603	19,403	17,425	16,523	15,627
Income (loss) from continuing operations (in millions of €)	763	3,174	1,846	(42)	1,428	1,427	1,449
Net income (in millions of €)	501	2,836	1,753	(396)	1,435	1,498	1,531
Free cash flow (in millions of €)(1)(2)	992	354	1,059	2,931	2,088	1,311	713

Key capital market data

Basic earnings per share(1)	0.83	3.58	2.07	(0.13)	1.62	1.62	1.61
Diluted earnings per share(1)	0.82	3.55	2.05	(0.13)	1.60	1.61	1.60

Siemens stock price (3)
High	99.38	98.00	94.78	79.37	79.23	74.42	69.00
Low	89.46	86.43	75.56	70.94	68.25	61.67	60.20
Period-end	94.70	96.71	92.70	77.43	74.02	74.15	64.21
Siemens stock performance on a quarterly basis (in percentage points)
Compared to DAX index	(6.83)	5.48	8.72	0.19	2.88	14.95	(3.50)
Compared to MSCI World index	(2.55)	2.52	10.77	(9.17)	12.49	15.00	(2.60)

Number of shares issued (in millions)	914	914	914	914	914	914	914

Market capitalization (in millions of €)(4)	82,769	84,505	80,884	67,351	64,329	64,417	55,686

Credit rating of long-term debt
Standard & Poor’s	A+	A+	A+	A+	A+	A+	A+
Moody’s	A1	A1	A1	A1	A1	A1	A1

(1)	Continuing operations.

(2)	Net cash provided by (used in) operating activities less Additions to intangible assets and property, plant and equipment.

(3)	XETRA closing prices, Frankfurt.

(4)	Based on shares outstanding.

Siemens financial calendar(1)

Preliminary figures for fiscal 2011/Press Conference	Nov. 10, 2011
Annual Shareholders’ Meeting for fiscal 2011	Jan. 24, 2012

(1)	Provisional Updates will be posted at: www.siemens.com/financial_calendar
Information resources
Address
Siemens AG Wittelsbacherplatz 2
D-80333 Munich
Germany
Internet       www.siemens.com
Copyright Notice

Telephone	+49 89 636-33443 (Media Relations)
+49 89 636-32474 (Investor Relations)
Fax	+49 89 636-30085 (Media Relations)
+49 89 636-32830 (Investor Relations)
E-mail	press@siemens.com
investorrelations@siemens.com

Designations used in this Report may be trademarks, the use of which by third parties for their own purposes could violate the rights of the trademark owners.
© 2011 by Siemens AG, Berlin and Munich

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SIEMENS AKTIENGESELLSCHAFT

Date: August 1, 2011	/s/	Dr. Jochen Schmitz

	Name:	Dr. Jochen Schmitz
	Title:	Corporate Vice President and Controller

	/s/	Dr. Juergen M. Wagner

	Name:	Dr. Juergen M. Wagner
	Title:	Head of Financial Disclosure and
Corporate Performance Controlling